   As filed with the Securities and Exchange Commission on December 23, 1999
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                --------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                       Under The Securities Act of 1933

                                --------------

                              SNOWBALL.COM, INC.
            (Exact name of Registrant as specified in its charter)

                                --------------

            Delaware                                    7375                            94-3316902
 (State or other jurisdiction of         (Primary standard industrial                (I.R.S. employer
 incorporation or organization)          classification code number)                Identification no.)

                                   250 Executive Park Boulevard, Suite 4000
                                           San Francisco, CA 94134
                                                (415) 508-2000

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                --------------

                               James R. Tolonen
                            Chief Financial Officer
                              Snowball.com, Inc.
                   250 Executive Park Boulevard, Suite 4000
                            San Francisco, CA 94134
                                (415) 508-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                --------------

                                  Copies to:

  Laird H. Simons III, Esq.                 John T. Sheridan, Esq.
 Robert B. Dellenbach, Esq.                  Anthony Kikuta, Esq.
    Darren L. Nunn, Esq.               WILSON SONSINI GOODRICH & ROSATI
   William L. Hughes, Esq.                 Professional Corporation
     FENWICK & WEST LLP                       650 Page Mill Road
    Two Palo Alto Square                 Palo Alto, California 94304
 Palo Alto, California 94306                    (650) 493-9300
       (650) 494-0600

                                --------------

       Approximate date of commencement of proposed sale to the public:
     As soon as practicable after the effective date of this Registration
                                  Statement.

                                --------------

  If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                --------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                    Amount of
        Title of Each Class of              Proposed Maximum       Registration
     Securities to be Registered       Aggregate Offering Price(1)     Fee
-------------------------------------------------------------------------------
Common Stock, $0.001 par value.......          $86,250,000           $22,770

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
                                --------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                Subject to Completion. Dated December 23, 1999.

                                          Shares

                                [SNOWBALL LOGO]
                          [SNOWBALL LOGO APPEARS HERE]

                               Snowball.com, Inc.

                                  Common Stock

                                  ----------

  This is an initial public offering of shares of common stock of Snowball.com,
Inc. All of the           shares of common stock are being sold by Snowball.

  Prior to this offering, there has been no public market for our common stock. We have applied for quotation of the common stock on the Nasdaq National Market under the symbol "SNBL".

  See "Risk Factors" beginning on page 7 to read about risks you should consider before buying shares of the common stock.

                                  ----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  ----------

                                                                 Per Share Total
                                                                 --------- -----
Initial public offering price...................................   $       $
Underwriting discount...........................................   $       $
Proceeds, before expenses, to Snowball..........................   $       $

  Snowball has granted the underwriters the option to purchase up to an
additional         shares from Snowball at the initial public offering price
less the underwriting discount.

                                  ----------

  The underwriters expect to deliver the shares on       , 2000.

Goldman, Sachs & Co.

                    Hambrecht & Quist

                                                              Robertson Stephens

                                  ----------

                         Prospectus dated       , 2000.

   [The Snowball logo is displayed on the top left corner of the inside front cover, with the phrase "We are i" under the logo. The logos of the four Snowball networks, and a short description of each network, are staggered vertically down the right side of the page. The ChickClick network logo is at the top of the page, with the phrase "Girl Sites That Don't Fake It" to the right of the logo. The IGN network logo is beneath the ChickClick logo, with the phrase "Entertainment & Games Network" to the left of the logo. The InsideGuide network logo is beneath the IGN logo, with the phrase "For Students
    By Students" to the right of the logo. The PowerStudents network logo is beneath the InsideGuide logo, with the phrase "Maximize Your Student
                     Experience" to the left of the logo.]

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. Unless otherwise indicated, all information contained in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares of our common stock in the offering, reflects a three-for-two stock split of our common stock completed in September 1999, and reflects the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering.

                               Snowball.com, Inc.

  Snowball is an Internet media company that operates a network of destination web sites providing content, community and commerce to the Internet generation, or Generation i. We view Generation i as individuals between the ages of 12 and 29 who consider the Internet to be an integral part of their daily lives. According to the United States Census Bureau, Generation i consisted of 67.7 million individuals in 1998, and those individuals between the ages of 15 and 24 had $302.4 billion in disposable income in the same year. We serve the members of this community by providing them with opinionated, cutting-edge content, relevant services such as email and instant messaging, a forum for interacting with one another and carefully selected merchandise within our online store.

  In addition to creating original content, we continuously work to expand the breadth and depth of our content offerings by selectively adding affiliated web sites to our network. Our network and affiliate business model enables us to add content and traffic to our network rapidly and cost-effectively, while keeping the content fresh and compatible with the evolving tastes of Generation
i. To attract and retain affiliates, we provide an integrated package of sales and marketing services, technical support and audience development opportunities. As of November 30, 1999, we were affiliated with more than 130 web sites and over 80 partner college destinations organized under four vertical networks, each targeting a specific segment of Generation i:

  . ChickClick, which provides content, community and commerce features to Generation i women;

  .  IGN, which provides information and entertainment to Generation i men;

  . InsideGuide, which offers student-generated information concerning individual colleges; and

  . PowerStudents, which provides students at all levels with information concerning college admissions, jobs and careers.

  Our vertical content destinations and their affiliated sites provide focused and deep content that attracts a large and segmented audience. By offering targeted access to a large audience with attractive demographic characteristics, we are able to generate marketing and advertising revenue in a variety of forms. These include promotions and sponsorships, slotting and lead-generation fees, and sales of various forms of banner, button and textlink advertising. We also generate merchandising revenue from the sale of carefully selected items within our online store, ChickShops.

  According to Media Metrix, our networks attracted over four million unique visitors in October 1999, making us one of the top 50 highest-trafficked networks on the Internet and, we believe, the leading online destination for Generation i. Additionally, based on the same Media Metrix data, we are one of the top 15 "stickiest" networks on the Internet in terms of average minutes spent on our network per user day. As of November 30, 1999, we had over two million registered users.

                             The Snowball Strategy

  Our goal is to be the preeminent network of content, community and commerce sites on the Internet by, for and about Generation i, by:

  . Building and developing our existing networks, while selectively adding new networks;

  . Continuing to leverage our network and affiliate business model to achieve cost-effective and viral growth of content and traffic;

  . Offering a range of value-added services to attract, retain and develop affiliated web sites;

  . Promoting affinity and community across all networks and affiliates to increase "stickiness";

  . Being the premier partner for marketing, advertising and commerce directed at Generation i; and

  . Pursuing strategic alliances and acquisitions that increase content, traffic and revenue opportunities.

                              Recent Developments

  In October 1999, we issued 841,233 shares of our Series B-1 preferred stock to New Line New Media, Inc. for $3.6 million in cash. In connection with this transaction, we received a two-year license to distribute and display on our web sites New Line promotional materials, such as film trailers, interviews with cast members and promotional tie-ins.

  In December 1999, we acquired Extreme Interactive Media, Inc., an Oklahoma corporation. Extreme Interactive Media owns the Scoops Wrestling Network, a network of web sites focusing on professional wrestling. In connection with this acquisition, we acquired all of the outstanding securities of Extreme Interactive Media in exchange for $1.0 million in cash, $250,000 in unsecured promissory notes and 75,000 shares of our common stock. In addition, we agreed to pay up to $3.5 million in cash to former security holders of Extreme Interactive Media in the event that stated performance milestones are achieved within the next twelve months.

  In December 1999, we agreed to sell 3,529,000 shares of our Series C preferred stock to private investors for an aggregate purchase price of $32.3 million in cash and $3.0 million in debt conversion.

                             Corporate Information

  From our inception in January 1997 through December 1998, we operated as a division of Imagine Media, Inc., a California corporation. We were incorporated as an independent company in Delaware in January 1999 as Affiliation, Inc. and changed our name to Affiliation Networks, Inc. in February 1999. We then changed our name to Snowball.com, Inc. in September 1999. References in this prospectus to "Snowball," "we," "our" and "us" collectively refer to Snowball.com, Inc., a Delaware corporation, and its predecessors and subsidiaries, and not to the underwriters. Our principal executive offices are located at 250 Executive Park Boulevard, Suite 4000, San Francisco, California 94134 and our telephone number is (415) 508-2000. Our World Wide Web address is "www.snowball.com." The information on our web site is not part of this prospectus.

                                  The Offering

 Common stock offered by
  Snowball........................         shares
 Common stock to be outstanding
  after the offering..............         shares
 Use of proceeds..................  To promote our brand, expand sales and marketing, repay any debt that may be
                                    incurred under our credit facility and for
                                    working capital and general corporate
                                    purposes, including network expansion and
                                    content development, relocation of our
                                    offices and possible acquisitions of
                                    affiliates. See "Use of Proceeds."
 Proposed Nasdaq National Market
  symbol..........................  "SNBL"

  The number of shares of common stock to be outstanding after the offering includes:

  .  5,106,786 shares outstanding as of September 30, 1999;

  . 25,559,896 shares of common stock to be issued upon the automatic conversion of all outstanding shares of preferred stock upon completion of this offering, including 1,003,081 shares of Series B-1 preferred stock issued in October 1999 and 3,529,000 shares of Series C preferred stock that we agreed to sell in December 1999; and

  . 75,000 shares of common stock issued in December 1999 in connection with our acquisition of Extreme Interactive Media, Inc.

  The shares of common stock to be outstanding exclude:

  . 5,965,812 shares of common stock reserved for issuance under our stock option plan, of which 1,554,878 shares at a weighted average exercise price of $0.75 per share were subject to outstanding options as of September 30, 1999; and

  . 322,692 shares of common stock issuable upon exercise of outstanding warrants as of September 30, 1999 at a weighted average exercise price of $7.84 per share.

                             Summary Financial Data
                     (in thousands, except per share data)

                                          Year ended       Nine months ended
                                         December 31,        September 30,
                                        ----------------  --------------------
                                         1997     1998       1998       1999
                                        -------  -------  ----------- --------
                                                          (unaudited)
Statements of Operations Data:
Revenue...............................  $   927  $ 3,256    $ 1,342   $  3,214
Cost of revenue.......................      171    1,322        520      2,286
                                        -------  -------    -------   --------
Gross margin..........................      756    1,934        822        928
Total operating expenses..............    2,035    5,594      3,980     19,692
                                        -------  -------    -------   --------
Loss from operations..................   (1,279)  (3,660)    (3,158)   (18,764)
Interest income, net..................      --       --         --         337
                                        -------  -------    -------   --------
Net loss..............................  $(1,279) $(3,660)   $(3,158)  $(18,427)
                                        =======  =======    =======   ========
Basic and diluted net loss per share..                                $ (23.53)
                                                                      ========
Shares used in per share calculation..                                     783
Pro forma basic and diluted net loss
 per share (unaudited)................                                $  (1.08)
                                                                      ========
Shares used in pro forma per share
 calculation (unaudited)..............                                  17,126

  See Note 1 of Notes to our Financial Statements for a description of the method that we used to compute our basic and diluted net loss per share.

The following table sets forth a summary of our balance sheet data as of September 30, 1999:

  .  on an actual basis;

  . on a pro forma basis to reflect the subsequent closings of the sale of 1,003,081 shares of Series B-1 preferred stock in October 1999 for $4.2 million in cash, the proceeds of $15.2 million under a term loan, the sale of 3,529,000 shares of Series C preferred stock in December 1999 for $32.3 million in cash and $3.0 million in debt conversion, the repayment of $12.0 million under the term loan, our acquisition of Extreme Interactive Media in consideration of $1.0 million cash, $250,000 in unsecured promissory notes and the issuance of 75,000 shares of common stock and the automatic conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering; and

  . on a pro forma as adjusted basis to reflect the closing of the sale of the Series B-1 and Series C preferred stock, the proceeds and repayment under the term loan, our acquisition of Extreme Interactive Media, the automatic conversion of all outstanding shares of preferred stock into common stock and our receipt of the estimated net proceeds from the sale
     of           shares of common stock in this offering at an assumed
     initial public offering price of $        per share, after deducting the
     estimated underwriting discounts and commissions and estimated offering expenses. See "Capitalization."

                                                      September 30, 1999
                                                 -----------------------------
                                                                    Pro Forma
                                                 Actual  Pro Forma As Adjusted
                                                 ------- --------- -----------
                                                                   (unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term
 investments.................................... $10,790  $46,342    $
Working capital.................................   6,525   44,889
Total assets....................................  20,094   60,474
Long-term debt, less current portion............   1,253    1,253      1,253
Stockholders' equity............................  12,027   52,150

                                  RISK FACTORS

  You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be seriously harmed, the trading price of our common stock could decline and you may lose all or part of your investment.

                         Risks Related to Our Business

It is difficult to evaluate our business and prospects because we have a limited operating history.

  Our IGN, ChickClick and PowerStudents networks began operating as divisions of Imagine Media in March 1997, February 1998 and August 1998, respectively. We were incorporated in January 1999, and Imagine Media contributed the IGN, ChickClick and PowerStudents assets to us in February 1999. We launched our InsideGuide network in September 1999. Accordingly, we have a limited operating history upon which you can evaluate our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as Internet services. The risks, expenses and difficulties that we expect to encounter include:

  . implementing an evolving and unpredictable business model that relies on viral growth and word-of-mouth publicity among members of Generation i;

  . building our corporate brand to attract advertisers and affiliates, and our network brands to expand our audience;

  . increasing content and service offerings on existing networks through internal development and affiliate partnerships;

  . developing and integrating new networks addressing our target audience and advertiser base;

  . diversifying our revenue sources by offering sponsorship, merchandise slotting and other marketing opportunities to content and e-commerce partners and by launching e-commerce initiatives across our networks;

  . expanding our sales and marketing efforts to increase our advertiser base and our reach within the Generation i audience;

  .  attracting, retaining and motivating qualified personnel; and

  .  responding to competitive developments.

  There can be no assurance that we will effectively address the risks we face, and the failure to do so could harm our business, our financial condition and the results of our operations.

Our quarterly revenue and operating results may fluctuate in future periods and we may fail to meet expectations, which may cause the price of our common stock to decline.

  As a result of our limited operating history and the emerging nature of the Internet markets in which we compete, we are unable to forecast our revenue with precision. We plan our operating expenses based on our best estimates of revenue. If revenue in a particular period does not meet expectations, it is likely that we will be unable to adjust significantly our level of expenditures for the period, which could harm our business, our financial condition and the results of our operations.

  We anticipate that the results of our operations will fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly results of operations include, but are not limited to:

  . the addition or loss of affiliates, or our failure to add new affiliates;

  . our ability and the ability of our affiliates to attract and retain a large Generation i audience by providing original and compelling content and services;

  .  our ability to attract and retain advertisers and sponsors;

  .  the long sales cycle we face selling advertising and promotions;

  .  seasonal trends in Internet usage and advertising placements;

  . the amount and timing of expenditures for expansion of our operations, including the acquisition of new affiliates, the hiring of new employees, capital expenditures and related costs;

  . our ability to continue to enhance, maintain and support our networks and technology and avoid system downtime;

  .  the introduction of new or enhanced offerings by our competitors; and

  .  price competition or pricing changes in Internet advertising.

  Any one of these factors could cause our revenue and operating results to vary significantly in the future. In addition, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions or acquisitions that could cause significant declines in our quarterly results of operations.

  Seasonality in Internet usage and advertising expenditures is likely to cause quarterly fluctuations in our results of operations and could harm our business, our financial condition and the results of our operations. We expect to experience seasonality in our business, with reduced user traffic expected during the summer and year-end vacation and holiday periods, when usage of the Internet has typically declined. Advertising sales in traditional media, such as broadcast and cable television, generally decline in the first and third quarters of each year. Depending on the extent to which the Internet and commercial online services are accepted as an advertising medium, seasonality in the level of advertising expenditures could become more pronounced for Internet-based advertising. Furthermore, we anticipate that sales from e-commerce initiatives such as ChickShops will typically increase during the fourth quarter as a result of the holiday buying season and may decline in other periods.

  Due to the foregoing factors, our revenue and operating results are difficult to forecast. We believe that our quarterly revenue, expenses and operating results will vary significantly in the future and that period-to-period comparisons are not meaningful and are not indicative of future performance. As a result of the foregoing factors, it is likely that in some future quarters or years our results of operations will fall below the expectations of securities analysts or investors, which would cause the trading price of our common stock to decline.

We have a history of losses and we expect to incur substantial net losses for the foreseeable future.

  We have incurred net losses since the formation of our business in January 1997. At September 30, 1999, we had an accumulated deficit of approximately $23.4 million. We expect to incur significant operating losses on a quarterly basis for the foreseeable future, and there can be no assurance that we will be profitable in any future period. Even if we do achieve profitability, we cannot assure you that we can sustain profitability on a quarterly or annual basis in the future. We believe that our continued growth will depend in large part on our ability to:

  .  increase awareness of our brands;

  . provide our customers with superior content, community and e-commerce services; and

  . enhance our systems and technology to support increased traffic to our web sites.

  Accordingly, we plan to increase our operating expenses significantly to, among other things:

  .  expand our affiliate base and develop additional networks;

  .  expand our sales and marketing operations and hire more salespersons;

  .  increase our marketing and promotional activities; and

  . develop and upgrade our technology and purchase equipment for our operations and network infrastructure.

  Additionally, we may incur costs relating to the acquisition of content, other businesses or technologies. We may not generate sufficient revenue to offset these expenditures. If revenue grows more slowly than we anticipate or if our operating expenditures exceed our expectations or cannot be adjusted quickly, we will experience significant losses on a quarterly and annual basis.

If we fail to anticipate and respond to trends that develop among members of Generation i, our business may suffer.

  Our success depends upon our ability and the ability of our affiliates to deliver original and compelling content and services that attract and retain Generation i users. Because we derive our revenue from the sale of advertising, sponsorships and merchandise targeted at Generation i, our success depends on our ability to anticipate the frequently changing interests, styles, trends and preferences of Generation i, and to offer content, services and products that appeal to this group on a timely basis. Our failure to successfully anticipate, identify and respond to changes in the interests, styles, trends or preferences of Generation i on a timely basis may decrease traffic to our networks, lower revenue from advertising, sponsorships and product sales and harm our image and brand. We cannot assure you that our content, services and products will continue to be attractive to a sufficient number of Generation i users to generate revenue sufficient for us to achieve profitability.

If we fail to maintain our relationships with affiliates, or incorporate new affiliates into our networks on a timely basis, we may be unable to provide compelling content for our users.

  We rely upon our affiliates to generate a significant portion of the content for our networks and share with each affiliate a portion of the revenue generated by advertising on its web pages. Our arrangements with our affiliates typically are for limited durations of between six months and five years and automatically renew for successive terms, subject to termination on short notice by either party. We cannot assure you that such arrangements will not be terminated or that such arrangements will be renewed with similar terms or renewed at all. If affiliates, especially major affiliates, demand a greater portion of advertising revenue or require us to make payments for access to their sites or otherwise negotiate terms unfavorable to us, our business will suffer.

  Moreover, if we lose a major affiliate to a competitor or if an affiliate otherwise decides to operate independently from our network, we may be unable to replace the affiliate with another affiliate having comparable traffic patterns and user demographics on a timely basis or at all. Many affiliates grow significantly after joining our network and some have left our network. The loss of any major affiliate could harm our business.

  In addition to maintaining our relationships with existing affiliates, we must continue to identify potential new affiliates to ensure that we keep pace with the changing interests, styles, trends and preferences of Generation i. We cannot assure you that web sites targeting Generation i will continue to emerge at their current pace or at all. Moreover, we may be unable to identify potential new affiliates as they emerge or to negotiate affiliate agreements with potential new affiliates on a timely basis. In addition, we will likely face increasing competition for the content and services provided by possible affiliates. If we fail to continue to identify and enter agreements with potential new affiliates on a timely basis, our networks may lose their relevance to Generation i, we may lose advertising and promotional opportunities and our business may suffer.

We rely upon our IGN network for a significant portion of our traffic and advertising revenue.

  IGN is a network of web sites that provide information and entertainment to Generation i men. IGN accounted for 73.7% of our consolidated page views in November 1999 and 11.8% of our registered users as of November 30, 1999. If we are unable to anticipate changes in the interests, styles, trends or preferences of the audience targeted by IGN, if we are unable to maintain our relationship with affiliates of IGN or incorporate new affiliates into the IGN network on a timely basis or if IGN otherwise loses traffic, our ability to generate advertising revenues would be harmed to an even greater extent than if any of those events occurred with respect to any of our other networks.

If our advertising and marketing arrangements are terminated or are not renewed, or if we fail to meet minimum performance levels required under these arrangements, our revenue may decline.

  To date, we have derived a substantial portion of our revenue from a small number of advertising and marketing customers. We expect that this will continue during the early stages of our development and may continue indefinitely. Many of our advertising and marketing customers enter into short-term agreements with us of less than six months. As a result, our customers could cancel these agreements, change their advertising expenditures or buy advertising from our competitors on relatively short notice and without penalty. Because we expect to derive a large portion of our future revenue from advertising and marketing arrangements, these short-term agreements expose us to competitive pressures and potentially severe fluctuations in our financial results.

  In addition, our agreements typically provide for minimum performance levels, such as click-throughs by web users or impressions. These arrangements expose us to potentially significant risks. If we fail to deliver these minimum levels, we typically have to provide free advertising to the customer until the minimum level is met, which could harm our financial results. We occasionally guarantee the availability of advertising space in connection with promotion arrangements and content agreements. In addition, we provide customized advertising campaigns for advertisers and agree with certain advertisers that we will not accept advertising from any other customer within a particular subject matter. All of these arrangements subject us to certain risks, such as our potential inability to meet the guarantees we make to our customers and the possible loss of potential customers whose advertisements, sponsorships and promotions would conflict with those of other customers. Our advertising revenue could also be adversely affected if we are unable to adapt to new forms of Internet advertising or to meet the evolving demands of our advertising customers. The occurrence of any of these events could harm our business, our financial results and the results of our operations.

We may lose advertising revenue if we are unable to adequately measure the demographics of our user base and the delivery of advertisements on our web sites.

  It is important to our advertisers that we accurately measure the demographics of our user base and the delivery of advertisements on our web sites. We depend upon third parties to provide certain of these measurement services. If they are unable to provide these services in the future, we would need to perform them ourselves or obtain them from another provider. This could cause us to incur additional costs or cause interruptions in our business during the time we are replacing these services. We are currently implementing additional systems designed to record demographic data on our users. If we do not implement these systems successfully, we may be unable to accurately evaluate the demographic characteristic of our users. Advertisers may choose to not advertise on our web sites or may pay less for advertising if they do not perceive our measurements or measurements made by third parties to be reliable.

Our failure to compete successfully could adversely affect our prospects and financial results.

  The markets for targeted Internet content and e-commerce services are highly competitive, with no substantial barriers to entry, and we expect that competition will continue to intensify. These markets have only recently begun to develop, are rapidly evolving and are likely to be characterized by an increasing number of market entrants. It is possible that one or a few providers may dominate one or more market sectors.

  We currently derive substantially all of our revenue from advertising and marketing, and our business model depends in part on increasing the amount of such revenue. The market for advertising and marketing revenue is highly competitive. We must maintain and enhance our traffic and audience to attract advertisers and compete successfully for advertising revenue.

  We believe that the primary competitive factors in attracting and retaining users are:

  .  quality of content and services;

  .  brand recognition;

  .  user affinity and loyalty;

  .  demographic focus;

  .  variety of value-added services; and

  .  critical mass.

  We believe that the principal competitive factors in attracting and retaining online advertisers are:

  .  the amount of traffic on a web site;

  .  brand recognition;

  .  the demographics of a site's users;

  .  the ability to offer targeted audiences;

  .  the average duration of user visits; and

  .  cost-effectiveness.

  There can be no assurance that our competitors will not develop content and service offerings that are superior to ours or achieve greater market acceptance than our services. If our content and service offerings fail to achieve success in the short term, we could suffer an insurmountable loss in market share and brand acceptance, which would harm our business, our financial condition and the results of our operations. Moreover, there can be no assurance that we will be able to compete successfully against other media for advertising dollars.

  Many of our current competitors, as well as a number of potential new competitors, have significantly greater editorial, financial, technical, marketing, sales and other resources than we do. There can be no assurance that we will be able to compete successfully against our current and future competitors. Our failure to compete successfully with our competitors' content and service offerings or for advertising revenue would harm our business, our financial condition and the results of our operations. See "Business-- Competition" for more detailed information about our competitors.

If we are unable to expand our online capacity, computer systems and related features to support increased volume on our web sites in a timely manner, our business may suffer.

  A key element of our strategy is to generate a high volume of traffic on our web sites. However, growth in the number of users accessing our sites may strain or exceed the capacity of our computer systems and lead to declines in performance or systems failure. We believe that we will need to continually improve and enhance the functionality and performance of our content and advertisement serving, e-commerce and other technical systems to accommodate rapid growth in user demand. As a result, we intend to upgrade our existing systems and implement new systems to keep pace with rapidly changing technologies and evolving industry standards. Our inability to add additional hardware and software to upgrade our existing technology or network infrastructure to accommodate increased traffic would cause decreased levels of customer service and satisfaction and would harm our business, our financial condition and the results of our operations.

  We depend on third parties for software, systems and related services, including many of the services we provide on our networks. For example, we rely on Exodus Communications for our hosting infrastructure and on DoubleClick's Adserver software for ad selection and management. Several of the third parties that provide software, systems or services to us have limited operating histories and are themselves dependent on reliable delivery of services from others. If the software, systems or related services we currently obtain from third parties do not function properly or are not updated, we would need to purchase these items from other third party providers. This would require an unplanned increase in operating expenses and could cause a disruption in our business.

Technical problems with either our internal or our outsourced computer and communications systems could interrupt our service.

  Our operations depend on our ability to maintain our computer systems and equipment in effective working order. Our web sites must accommodate a high volume of traffic and deliver frequently updated information. Any sustained or repeated system failure or interruption would reduce the attractiveness of our web sites to customers and advertisers. In addition, interruptions in our systems could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the timeframe we require. Unanticipated problems affecting our systems have caused from time to time in the past, and could cause in the future, slower response times and interruptions in our services. Any damage or failure that interrupts or delays our operations could harm our business.

  Our web sites reside on computer systems located in the San Francisco Bay area and in Columbia, South Carolina. Fire, earthquakes, hurricanes, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events may damage our computer systems and interrupt service. Our computer system's continuing and uninterrupted performance is critical to our success. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

If we lose key personnel or are unable to hire additional qualified personnel, we will not be successful.

  Our success depends upon the continued services of our senior management and other key editorial, sales, marketing, engineering and support personnel, many of whom would be difficult to replace. The loss of any of these individuals would adversely affect our ability to implement our business strategy and would significantly harm our business. In particular, the services of Mark Jung, our chief executive officer, would be difficult to replace. None of our officers or key employees is bound by an employment agreement for any specific term. Nor do we have "key person" life insurance policies covering any of our officers or key employees.

  We believe that our success depends to a significant extent on the ability of our management to operate effectively, both individually and as a group. Our management team has only been working together since our incorporation in January 1999. Moreover, James Tolonen, who was hired as our Chief Operating Officer and Chief Financial Officer in October 1999, and certain other members of our management team have only recently joined us. We therefore cannot assure you that our management will be able to operate effectively in their respective roles and as a team.

  Our success also depends upon our ability to continue to attract, retain and motivate skilled employees. Competition for employees in our industry is intense, especially in the San Francisco Bay area. We believe that there are only a limited number of persons with the requisite skills to serve in many key positions and it is becoming increasingly difficult to hire, retain and motivate these persons. We have in the past experienced, and we expect to continue to experience, difficulty in hiring and retaining skilled employees with appropriate qualifications. Competitors and others have in the past, and may in the future, attempt to recruit our employees. We believe that we will incur increasing salaries, benefits and recruiting expenses because of the difficulty in hiring and retaining employees.

  The loss of services of any of our key employees, the inability to attract, retain or motivate qualified personnel in the future or delays in hiring required personnel would harm our business.

Our failure to manage growth effectively could result in our inability to support and maintain our operations.

  We have rapidly and significantly expanded our operations and anticipate that further expansion of our operations will be required to address potential market opportunities. Between January 1, 1999 and November 30, 1999, our business grew from 38 employees to 232 employees. This rapid growth has placed, and we expect it to continue to place, a significant strain on our management, operational and financial resources. As part of this growth, we will have to implement new operational and financial systems, procedures and controls. We cannot assure you that:

  . our current personnel, systems, procedures and controls will be adequate to support our future operations;

  . management will be able to identify, hire, train, motivate or manage required personnel; or

  . management will be able successfully to identify and exploit existing and potential market opportunities.

Our prospects for obtaining additional financing, if required, are uncertain and failure to obtain needed financing could affect our ability to pursue future growth.

  Although we believe that, following this offering, our cash reserves and cash flows from operations will be adequate to fund our operations at least through the next twelve months, we do not have a long enough operating history to know with certainty whether our existing cash and the proceeds of this offering will be sufficient to finance our anticipated growth. Accordingly, we cannot assure you that these funds will be adequate or that additional funds will not be required either during or after that period. We may need to raise additional funds if our estimates of revenue, working capital and/or capital expenditure requirements change or prove inaccurate, if we are required to respond to unforeseen technological or marketing hurdles or if we choose to take advantage of unanticipated opportunities. Moreover, we cannot assure you that additional financing will be available when required. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders will be reduced. In addition, any new securities issued may have rights, preferences or privileges senior to those securities held by our stockholders. If we raise additional funds through the issuance of debt, we may become subject to restrictive covenants. If adequate funds are not available to satisfy either short- or long-term capital requirements, we may be required to limit our operations significantly. Our future capital requirements are dependent upon many factors, including:

  .  the rate at which we expand our sales and marketing operations;

  .  the amount and timing of fees paid to affiliates;

  .  the extent to which we expand our content and service offerings;

  . the extent to which we develop and upgrade our technology and data network infrastructure; and

  .  the response of competitors to our content and service offerings.

If we are unable to identify or successfully integrate potential acquisitions and investments, we may not grow as planned and our expenses may increase.

  Since our incorporation, we have acquired two businesses and the selected assets of another business and our growth strategy includes acquiring or making investments in complementary businesses, products, services or technologies in the future. We cannot assure you that we will be able to identify suitable acquisition or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make acquisitions or investments on commercially acceptable terms and on a timely basis. If we buy a business, we could have difficulty in assimilating that company's personnel, operations, products, services or technologies into ours. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect the results of our operations. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities would dilute the ownership of our existing stockholders.

Infringement of our intellectual property rights, or claims that we have infringed the rights of others, could result in litigation and the diversion of our resources, which could harm our business.

  Our success depends significantly upon our copyrights, trademarks, service marks, trade secrets, technology and other intellectual property rights. To protect our proprietary rights, we rely on a combination of copyright and trademark laws, trade secret protection, confidentiality agreements with employees and third parties and protective contractual provisions. Despite our efforts to protect our proprietary rights, the steps taken by us to protect our intellectual property may not be adequate and third parties may infringe or misappropriate our copyrights, trademarks or other intellectual property. In addition, others could possibly independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, our business could suffer.

  We are dependent on the trademarks "Snowball," "IGN," "ChickClick," "PowerStudents," "InsideGuide" and the ".com" versions of these marks. We have not applied for the registration of all of our trademarks and service marks, and effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our content, services and products are made available online. If we were prevented from using our trademarks, we would need to reimplement our web sites and devise new collateral materials. We would also need to rebuild our brand identity with our customers, users and affiliates. Our operating expenses would substantially increase if we had to rebuild our brand identity or reimplement our web sites.

  We have licensed in the past and expect to license in the future certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. We attempt to ensure that our licensees maintain the quality of our brands. Our licensees may take or omit to take actions that would materially adversely affect the value of our proprietary rights or reputation, which actions would harm our business, our financial condition and the results of our operations.

  Companies have frequently resorted to litigation regarding intellectual property rights. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. From time to time, we have received, and we may receive in the future, notice of claims of infringement of other parties' proprietary rights. Any such claims could be time-consuming, result in costly litigation, divert management's attention, require the change of our trademarks and the alternation of content, cause product or service release delays, require us to redesign our web sites or services or require us to pay damages or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms or at all. If a successful claim of infringement were made against us and we could not develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely and cost-effective basis, our business could suffer.

We intend to adopt anti-takeover defenses that could delay or prevent an acquisition of our company.

  After this offering, our board of directors will have the authority to issue up to 5,000,000 shares of preferred stock. Moreover, without any further vote or action on the part of the stockholders, the board of directors will have the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. This preferred stock, if issued, might have preference over and harm the rights of the holders of common stock. Although the issuance of this preferred stock will provide us with flexibility in connection with possible acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock. We currently have no plans to issue preferred stock.

  Our certificate of incorporation, bylaws and equity compensation plans include provisions that may deter an unsolicited offer to purchase Snowball. These provisions, coupled with the provisions of the Delaware General Corporation Law, may delay or impede a merger, tender offer or proxy contest involving Snowball, even if doing so would be beneficial to our stockholders. Furthermore, our board of directors will be divided into three classes, only one of which will be elected each year. Directors will only be removable by the affirmative vote of at least 66 2/3% of all classes of voting stock. These factors may further delay or prevent a change of control of Snowball. See "Description of Capital Stock--Anti-takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

                         Risks Related to Our Industry

If advertisers do not continue or increase their usage of the Internet as an advertising medium, our revenue may decline or we may not grow.

  We expect to derive substantially all of our revenue from sponsorships and advertising for the foreseeable future. However, the prospects for continued demand and market acceptance for Internet marketing solutions are uncertain. Most advertising agencies and potential advertisers, particularly local advertisers, have only limited experience advertising on the Internet and may not devote a significant portion of their advertising expenditures to Internet advertising. Moreover, advertisers that have traditionally relied on other advertising media may not advertise on the Internet. In addition, advertising on the Internet is at a much earlier stage of development in international markets as compared to the United States and may not fully develop in these markets.

  As the Internet evolves, advertisers may find Internet advertising to be a less attractive or effective means of promoting their products and services relative to traditional methods of advertising and may not continue to allocate funds for Internet advertising. Many historical predictions by industry analysts and others concerning the growth of the Internet as a commercial medium have overstated the growth of the Internet and should not be relied upon. This growth may not occur or may occur more slowly than estimated. In addition, if a large number of Internet users use filter software programs that limit or remove advertising from the user's monitor, advertisers may choose not to advertise on the Internet. Moreover, there are no widely accepted standards for the measurement of the effectiveness of Internet advertising, and standards may not develop sufficiently to support Internet advertising as a significant advertising medium. If the Internet does not develop as an effective and measurable medium for advertising, or if it develops more slowly than expected, our business will suffer.

  Intense competition in the sale of advertising on the Internet has led different vendors to quote a wide range of rates and offer a variety of pricing models for various advertising services. As a result, we have difficulty projecting future advertising revenue and predicting which pricing models advertisers will adopt.

Our success depends on continued growth in the use of the Internet and the ability of the Internet infrastructure to support such growth.

  Our industry is new and rapidly evolving. A decrease in the growth of web usage, particularly usage by Generation i, would harm our business. The following factors may inhibit growth in web usage:

  .  inadequate Internet infrastructure;

  .  security and privacy concerns;

  .  inconsistent quality of content and service; and

  .  lack of cost-effective, high-speed service.

  Our success depends in large part on the maintenance of the Internet infrastructure, such as a reliable network backbone that provides adequate speed, data capacity and security, and timely development of products, such as high-speed modems, that enable reliable Internet access and services. To the extent that the Internet continues to experience significant growth in the number of users, frequency of use and amount of data transmitted, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it or that the performance or reliability of the Internet will not be adversely affected. Web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently in the future, Internet usage, as well as the usage of our web sites, could grow more slowly than expected or decline.

  In addition, the Internet could lose its commercial viability as a form of media due to delays in the development or adoption of new standards and protocols to expedite increased levels of Internet activity. There can be no assurance that the infrastructure or complementary products and services necessary to establish and maintain the Internet as a viable commercial medium will be developed on a timely basis or at all or, if they are developed, that the Internet will become a viable commercial medium for us or our affiliates and advertisers. If the necessary infrastructure or complementary services or facilities are not developed, or if the Internet does not become a viable commercial medium or platform for advertising, promotions and e-commerce, our business, our financial condition and the results of our operations would suffer.

Our networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems.

  A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. Internet and online service providers have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Moreover, any well-publicized compromise of security could deter people from using the Internet or using it to conduct transactions that involve transmitting confidential information. We may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. Although we intend to continue to implement industry-standard security measures, there can be no assurance that the measures we implement will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to users accessing web pages that deliver our content and services, any of which could harm our business, our financial condition and the results of our operations.

We may be sued regarding privacy concerns.

  If third parties were able to penetrate our network security or otherwise misappropriate our users' personal information or credit card information, we could be subject to liability. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as unauthorized marketing purposes. These claims could result in litigation.

  In addition, the Federal Trade Commission and state agencies have been investigating various Internet companies regarding their use of personal information. In 1998, the United States Congress enacted the Children's Online Privacy Protection Act of 1998. We depend upon collecting personal information from our customers and the regulations promulgated under this act have made it more difficult for us to collect personal information from some of our customers. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated. Furthermore, the European Union recently adopted a directive addressing data privacy that may limit the collection and use of information regarding Internet users. This directive and regulations enacted by other countries may limit our ability to target advertising or collect and use information internationally.

We may be liable for information displayed on and communication through our networks.

  We face possible liability for defamation, negligence, copyright, patent or trademark infringement and other claims, such as product or service liability, based on the nature and content of the materials published on or downloaded from our web sites. These types of claims have been brought, sometimes successfully, against Internet companies and print publications in the past. We could also be subjected to claims based upon the online content that is accessible from our web sites through links to other web sites or through content and materials that may be posted in chat rooms or bulletin boards. Further, we do not verify the accuracy of the information supplied by third-party content providers, including affiliates. We also offer email services which may subject us to potential risks, such as liabilities or claims resulting from unsolicited email, lost or misdirected messages, illegal or fraudulent use of email or interruptions or delays in email service. The law in these areas is unclear.

Accordingly, we are unable to predict the possible existence or extent of our liability in this area or related areas. Our insurance may not cover potential claims of this type, or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could harm our business, our financial condition and the results of our operations. In addition, any claims like this, with or without merit, would result in the diversion of our financial resources and management personnel.

Changes in regulation of domain names may result in the loss of or change in our domain names and a reduction in brand awareness among our customers.

  The regulation of domain names in the United States and in other countries is expected to change in the near future. As a result, we cannot assure you that we will be able to acquire or maintain relevant domain names in all countries in which we conduct business. We hold various domain names relating to our networks and brands. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. In the United States, the National Science Foundation has appointed a limited number of entities as the current exclusive registrars for the ".com," ".net" and ".org" generic top level domains. We expect future changes in the United States to include a transition from the current system to a system controlled by a non-profit corporation and the creation of additional top level domains. Requirements for holding domain names also are expected to be affected. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. In addition, we may lose our domain names to third parties with trademarks or other proprietary rights in those names or similar names. Any inability to protect our domain names, trademarks or other proprietary rights could harm our business, our financial condition and the results of our operations.

Future regulation of the Internet may slow its growth, resulting in decreased demand for our services and increased costs of doing business.

  Although we remain subject to regulations applicable to businesses generally, few laws or regulations exist that specifically regulate communications and commerce over the Internet. We expect more stringent laws and regulations to be enacted due to the increasing popularity and use of the Internet and other online services.

  New and existing laws and regulations are likely to address a variety of issues, including:

  .  user privacy and expression;

  .  taxation and pricing;

  .  the rights and safety of children;

  .  intellectual property;

  .  information security;

  .  anticompetitive practices;

  .  the convergence of traditional channels with Internet commerce;

  .  property ownership;

  .  negligence;

  .  defamation;

  .  obscenity and indecency;

  .  distribution; and

  .  the characteristics and quality of products and services.

  Regulation could limit growth in the use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, which could harm our business, our financial condition and the results of our operations.

  Other federal, state, local or foreign laws, regulations and policies, either now existing or that may be adopted in the future, may apply to our business and may subject us to significant liability, significantly limit growth in Internet usage, prevent us from offering certain Internet services or otherwise harm our business, our financial condition and the results of our operations. Although our online transmissions generally originate in California, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities.

  We may be subject to Sections 5 and 12 of the Federal Trade Commission Act, or the FTC Act, which regulate advertising in all media, including the Internet, and require advertisers to have substantiation for advertising claims before disseminating advertisements. The FTC Act prohibits the dissemination of false, deceptive, misleading and unfair advertising, and grants the Federal Trade Commission, or the FTC, enforcement powers to impose and seek civil and criminal penalties, consumer redress, injunctive relief and other remedies upon persons who disseminate prohibited advertisements. We could be subject to liability under the FTC Act if we were found to have participated in creating and/or disseminating a prohibited advertisement with knowledge, or had reason to know that the advertising was false or deceptive. The FTC recently brought several actions charging deceptive advertising via the Internet, and is actively seeking new cases involving advertising via the Internet.

  We may also be subject to the provisions of the recently enacted Communications Decency Act, or the CDA, which, among other things, imposes substantial monetary fines and/or criminal penalties on anyone who distributes or displays certain prohibited material over the Internet or knowingly permits a telecommunications device under its control to be used for such purpose. Although the manner in which the CDA will be interpreted and enforced and its effect on our operations cannot yet be fully determined, the CDA could subject us to substantial liability. The CDA could also limit the growth of the Internet generally and decrease the acceptance of the Internet as an advertising medium.

  Increased use of the Internet has burdened the existing telecommunications infrastructure and has led to interruptions in phone service in areas with high Internet use. Several telecommunications companies and local telephone carriers have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees. If this were to occur, the cost of communicating on the Internet could increase substantially, potentially decreasing the use of the Internet.

  The applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could increase our costs of doing business, discourage Internet communications and reduce demand for our services, any of which could harm our business, our financial condition and the results of our operations.

We may be unable to respond to rapid technological change in our industry.

  The Internet and online advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer preferences. The rapid growth of the Internet and intense competition in our industry exacerbate these market characteristics. To succeed we will need to integrate the various software programs and tools required to enhance and improve our product offerings and manage our business. Any enhancements or new services or features must meet the requirements of our current and prospective Generation i users and must achieve significant market acceptance. Our success also will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our services and to address our customers' changing preferences. We may experience difficulties that delay or prevent our being able to do so. Material delays in introducing new technologies and enhancements to our services may cause customers and advertisers to make purchases from or visit the web sites of our competitors. We could also incur substantial costs if we need to modify our services or infrastructure to adapt to these changes.

We may be subject to liability for products sold through our web sites.

  Consumers may sue us if any of the products sold through our web sites are defective, fail to perform properly or injure the user. To date, we have had very limited experience in the sale of products online and the development of relationships with manufacturers or suppliers of such products. We introduced ChickShops, our first e-commerce initiative, in December 1999 and plan to develop a range of e-commerce activities. We also may foster relationships with manufacturers or companies to offer their products directly through our network of web sites. Although we intend to include provisions in our agreements with manufacturers and companies to limit our exposure to liability claims, these limitations may not prevent all potential claims. Liability claims resulting from our sale of products could require us to spend significant time and money in litigation or to pay significant damages.

Failure of computer systems and software products to be year 2000 compliant could harm our business.

  Many currently installed computer systems and software products only accept two digits to identify the year in any date. Thus, the year 2000 will appear as "00," which the system might consider to be the year 1900 rather than the year 2000. This could result in system failures, delays or miscalculations causing disruptions to our operations. The failure of systems maintained by third parties to be Year 2000 compliant could cause us to incur significant expense to remedy any problems, reduce our revenues from such third parties or otherwise seriously damage our business. A significant Year 2000-related disruption of the network services or equipment that third-party vendors provide to us could also cause our users to consider seeking alternate content providers or cause an unmanageable burden on our technical support.

  Our failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, some of our normal business activities or operations. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

                         Risks Related to this Offering

Our stock price may be highly volatile and could drop, particularly because our business depends on the Internet.

  Prior to this offering, there has been no public market for our common stock, and there can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The initial public offering price, which was determined by negotiations between us and the representatives of the underwriters, may not be indicative of prices that will prevail in the trading market. If you purchase shares of our common stock, you may be unable to resell the shares at or above the initial public offering price. The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors, many of which are outside our control, such as:

  .  actual or anticipated variations in quarterly results of operations;

  .  the addition or loss of affiliates;

  .  the introduction of new or enhanced offerings by us or our competitors;

  . changes in financial estimates or recommendations by securities analysts;

  .  conditions or trends in the Internet and online commerce industries;

  .  changes in the market valuations of other Internet service companies;

  . announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  .  additions or departures of key personnel;

  .  sales of common stock; and

  .  general political and economic conditions.

  In addition, the stock market in general, and the Nasdaq National Market and the market for Internet and technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may materially and adversely affect the market price of our common stock, regardless of our operating performance. The trading prices of the stocks of many Internet and technology companies are at or near historical highs and reflect price-earnings ratios substantially above historical levels. There can be no assurance that these trading prices and price earnings ratios will be sustained or that our stock will trade at the same levels as other Internet or Internet-related company stock.

Our business may be harmed by class action litigation due to stock price volatility.

  Volatility in the market price of our common stock could result in securities class action litigation. Any litigation would likely result in substantial costs and a diversion of management's attention and resources.

We may apply the proceeds of this offering to uses that do not increase our operating results or market value.

  We presently intend to use a portion of the net proceeds from this offering to promote our brand, expand sales and marketing and repay any debt that may be incurred under our current credit facility. The balance of the net proceeds of this offering will be used for working capital and general corporate purposes, including network expansion and content development, relocation of our offices and possible acquisitions. General corporate purposes also include expenditures made in the day-to-day operation of our business. Our use of proceeds is subject to change at our management's discretion. The amounts actually expended for each of the purposes listed above may vary significantly depending upon a number of factors, including the progress of our marketing programs, capital spending requirements and developments in Internet commerce. We may also use a portion of the proceeds to acquire other businesses, products or technologies.

  We will have broad discretion in how we use the proceeds from this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions regarding how to use the proceeds from this offering, and we may spend these proceeds in ways that do not increase our operating results or market value. Pending any of these uses, we plan to invest the proceeds of this offering in short-term, investment-grade, interest-bearing securities. We cannot predict whether these investments will yield a favorable return. See "Use of Proceeds."

The price of our common stock after this offering may be lower than the price you pay and may be affected by future sales by our existing stockholders.

  If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters based upon a number of factors. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay. See "Underwriting."

  If our existing stockholders sell their shares of our common stock in the public market following the offering, the market price of our common stock could decline. Moreover, the perception in the public market that our existing stockholders might sell shares of common stock could depress the market price of the common stock. These sales, and the possibility of these sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

  Immediately after this offering, we will have outstanding      shares of our
common stock, assuming no exercise of the underwriters' over-allotment option.
     of these shares are subject to a lock-up period that expires 180 days after the date of this prospectus. Subject to this lock-up period and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

 Number of
   Shares                                   Date
 ----------                                 ----
 20,838,866 After 180 days from the date of this prospectus, the 180 day lock-
            up terminates and these shares are saleable under Rule 144 (subject in some cases to volume limitations) or Rule 144(k)
 705,087    After 180 days from the date of this prospectus, the 180 day lock-
            up is released and these shares are saleable under Rule 701
            (subject in some cases to our right of repurchase)
 9,606,927  After 180 days from the date of this prospectus, restricted securities that are held for less than one year and are not yet saleable under Rule 144

  Holders of      shares of our common stock, which will represent
approximately   % of our outstanding stock after completion of this offering, have the right to require us to register their shares of common stock with the Securities and Exchange Commission. In addition, after this offering, we intend to register all shares of our common stock that we may issue under our stock option plans and employee stock purchase plan. Once we register these shares, they can be freely sold in the public market upon issuance, in some instances subject to the lock-up agreements described above. If these holders cause a large number of securities to be sold in the public market, the sales could materially and adversely affect the market price of our common stock. In addition, any of these sales could impede our ability to raise needed capital.

Officers and directors and their affiliates will exercise significant control over us.

  Upon completion of this offering, our executive officers and directors and
their affiliates will beneficially own, in the aggregate, approximately    % of
our outstanding common stock. In particular, Christopher Anderson, the chairman of our board of directors, will beneficially own, in the aggregate,
approximately    % of our outstanding common stock. As a result, these
stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us. See "Principal Stockholders."

Investors will experience immediate and substantial dilution in the book value of their investment.

  The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in
this offering, you will incur an immediate dilution of $    in net tangible
book value per share from the price you paid, based on an assumed initial
public offering price of $    per share. The exercise of outstanding options
and warrants may result in further dilution. See "Dilution."

                 CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements that have been made under the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenue, projected costs, prospects, plans and objectives of management are forward-looking statements. Words such as "may," "will," "should," "anticipates," "projects," "predicts," "expects," "intends," "plans," "believes," "seeks" and "estimates," and variations of these words and similar expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements are only predictions and are subject to risks, uncertainties and other factors, many of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus.

  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except as required by law, we undertake no obligation to update any forward-looking statement after the date of this prospectus, whether as a result of new information, future events or otherwise, or to conform these statements to actual results.

                                USE OF PROCEEDS

  The net proceeds to us from the sale of the shares of common stock offered
hereby are estimated to be $      million, after deducting the underwriting
discount and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that net proceeds will
be $      million. We presently intend to use a portion of the net proceeds from this offering to promote our brand, expand sales and marketing and repay any debt that may be incurred under our credit facility. The balance of the net proceeds of this offering will be used for working capital and general corporate purposes, including network expansion and content development, relocation of our offices and possible acquisitions. Pending such uses, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

  We believe opportunities may exist to expand our business through acquisitions of other businesses and technologies and may use a portion of the proceeds for such purpose. In addition, we may consider acquisitions of complementary businesses. We are not currently a party to any contracts or letters of intent with respect to any acquisitions, and there can be no assurance that any of our expansion plans will be realized or, if realized, will prove profitable.

                                DIVIDEND POLICY

  We have never declared or paid dividends on our capital stock and do not anticipate declaring or paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of September 30, 1999:

  .  on an actual basis;

  . on a pro forma basis to reflect the subsequent closings of the sale of 1,003,081 shares of Series B-1 preferred stock in October 1999 for $4.2 million in cash, the proceeds of $15.2 million under a term loan, the sale of 3,529,000 shares of Series C preferred stock in December 1999 for $32.3 million in cash and $3.0 million in debt conversion, the repayment of $12.0 million under the term loan, our acquisition of Extreme Interactive Media in consideration of $1.0 million cash, $250,000 in unsecured promissory notes and the issuance of 75,000 shares of common stock and the automatic conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering; and

  . on a pro forma as adjusted basis to reflect the closing of the sale of the Series B-1 and Series C preferred stock, the proceeds and repayment under the term loan, the acquisition of Extreme Interactive Media, the automatic conversion of all outstanding shares of preferred stock, our receipt of the estimated net proceeds from the sale of shares of common stock in this offering at an assumed initial public
     offering price of $      per share and the application of such proceeds.

                                                      September 30, 1999
                                                -------------------------------
                                                                     Pro Forma
                                                 Actual   Pro Forma As Adjusted
                                                --------  --------- -----------
                                                               (unaudited)
                                                 (in thousands, except share
                                                     and per share data)
Long-term debt, less current portion........... $  1,253   $ 1,253    $ 1,253
                                                --------   -------    -------
Stockholders' equity:
  Convertible preferred stock, $0.001 par
   value, actual: 20,000 shares authorized,
   14,019 shares outstanding; pro forma: 20,000
   shares authorized, no shares outstanding:
   pro forma as adjusted:        shares
   authorized no shares outstanding............       14       --         --
  Common stock, $0.001 par value, actual:
   37,500 shares authorized, 5,107 shares
   outstanding; pro forma: 37,500 shares
   authorized, 30,667 shares outstanding; pro
   forma as adjusted:        shares authorized,
          shares outstanding...................        5        31        --
  Additional paid-in capital...................   39,993    80,111
  Notes receivable from stockholders...........     (238)     (238)      (238)
  Deferred stock compensation..................   (4,388)   (4,388)    (4,388)
  Accumulated deficit..........................  (23,366)  (23,366)
                                                --------   -------    -------
    Total stockholders' equity.................   12,027    52,150
                                                --------   -------    -------
    Total capitalization....................... $ 13,280   $60,474    $
                                                ========   =======    =======

  The common stock information in the table above excludes the following shares:

  . 1,554,878 shares issuable upon exercise of outstanding options at a weighted average exercise price of $0.75 per share as of September 30, 1999;

  . 31,595 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $3.165 per share as of September 30, 1999; and

  . 1,177,170 shares available for future issuance under our stock plans as of September 30, 1999.

  Please read this capitalization table together with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with the financial statements and related notes beginning on page F-1.

                                    DILUTION

  If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

  Investors participating in this offering will incur immediate, substantial dilution. Our pro forma net tangible book value as of September 30, 1999 was
$      or $     per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding as of September 30, 1999 after giving effect to the subsequent sale of 1,003,081 shares of Series B-1 preferred stock and 3,529,000 shares of Series C preferred stock, our acquisition of Extreme Interactive Media and the conversion of all outstanding shares of preferred stock. After giving effect to the issuance and sale of shares of common stock offered by us at an assumed initial public
offering price of $     per share and after deducting underwriting discounts
and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 1999 would have been
$    , or $     per share of common stock. This represents an immediate
increase in pro forma net tangible book value of $     per share to existing
stockholders and an immediate dilution of $     per share to new investors. The
following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share...................        $
  Pro forma net tangible book value per share as of September 30,
   1999...........................................................  $
  Increase per share attributable to this offering................
Pro forma as adjusted net tangible book value per share after this offering.........................................................
Dilution per share to new investors...............................        $
                                                                          =====

  The following table summarizes on a pro forma as adjusted basis, as of September 30, 1999, after giving effect to the offering at an assumed initial
public offering price of $     per share and after deducting underwriting
discounts and commissions and estimated offering expenses payable by us, the difference between the existing stockholders and the purchasers of shares of common stock in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price paid per share:

                                                                          Average
                                  Shares Purchased   Total Consideration   Price
                                  -----------------  -------------------    Per
                                  Number   Percent    Amount    Percent    Share
                                  -------- --------  --------- ---------- -------
Existing stockholders............
New investors ...................
                                  -------- --------  --------- ---------  ------
  Total..........................
                                  ======== ========  ========= =========  ======

  In the preceding tables, the shares of common stock outstanding exclude:

  . 1,554,878 shares issuable upon exercise of outstanding options at a weighted average exercise price of $0.75 per share as of September 30, 1999;

  . 31,595 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $3.165 per share as of September 30, 1999; and

  . 1,177,170 shares available for future issuance under our stock plans as of September 30, 1999.

  To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. See "Capitalization," "Management-- Employee Benefit Plans," "Description of Capital Stock" and Note 7 of the Notes to our Financial Statements.

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Financial Statements and the related notes included elsewhere in this prospectus. The statement of operations data set forth below for the two years in the period ended December 31, 1998 and the nine months ended September 30, 1999 and the balance sheet data as of December 31, 1997 and 1998 and September 30, 1999 have been derived from our audited financial statements and those of our predecessor division of Imagine Media, Inc. included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent auditors. The statement of operations data for the nine months ended September 30, 1998 are unaudited. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited interim results when read in conjunction with the audited financial statements and the notes thereto appearing elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected for any future period.

                                          Year ended       Nine months ended
                                         December 31,        September 30,
                                        ----------------  --------------------
                                         1997     1998       1998       1999
                                        -------  -------  ----------- --------
                                                          (unaudited)
                                          (in thousands, except per share
                                                       data)
Statements of Operations Data:
Revenue...............................  $   927  $ 3,256    $ 1,342   $  3,214
Cost of revenue.......................      171    1,322        520      2,286
                                        -------  -------    -------   --------
 Gross margin.........................      756    1,934        822        928
Operating expenses:
 Production and content...............      628    1,599      1,124      3,330
 Engineering and development..........       65      329        243      2,899
 Sales and marketing..................      836    2,592      1,824      9,173
 General and administrative...........      506    1,074        789      3,485
 Stock-based compensation.............      --       --         --         276
 Amortization of goodwill and
  intangible assets...................      --       --         --         529
                                        -------  -------    -------   --------
    Total operating expenses..........    2,035    5,594      3,980     19,692
                                        -------  -------    -------   --------
Loss from operations..................   (1,279)  (3,660)    (3,158)   (18,764)
Interest income, net..................       --       --         --        337
                                        -------  -------    -------   --------
Net loss..............................  $(1,279) $(3,660)   $(3,158)  $(18,427)
                                        =======  =======    =======   ========
Basic and diluted net loss per share..                                $ (23.53)
                                                                      ========
Shares used in per share calculation..                                     783
Pro forma basic and diluted net loss
per share (unaudited).................                                $  (1.07)
                                                                      ========
Shares used in pro forma per share
 calculation (unaudited)..............                                  17,126

                                                     December 31,
                                                     ------------ September 30,
                                                     1997   1998      1999
                                                     ----- ------ -------------
                                                           (in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments... $ --  $  --     $10,790
Working capital.....................................   474    669      6,525
Total assets........................................   763  1,161     20,094
Long-term debt, less current portion................   --     --       1,253
Stockholders' / division equity.....................   502    762     12,027

  See Note 1 of Notes to our Financial Statements for a description of the method that we used to compute our basic and diluted net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our Financial Statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

  Snowball is an Internet media company that operates a network of destination web sites providing content, community and commerce to the Internet generation, or Generation i. We serve the members of this community by providing them with opinionated, cutting-edge content, relevant services such as email and instant messaging, a forum for interacting with one another and carefully selected merchandise within our online store. In addition to creating original content, we continuously work to expand the breadth and depth of our content offerings by selectively adding affiliated web sites to our network. This network and affiliate business model allows us to rapidly and efficiently build our content, traffic and brand. To attract and retain affiliates, we provide an integrated package of sales and marketing services, technical support and audience development opportunities. As of November 30, 1999, we had four networks that target different segments of the Generation i audience and were affiliated with more than 130 web sites and over 80 partner college destinations.

  By offering targeted access to a large and growing audience with attractive demographic characteristics, we are able to generate marketing and advertising revenue in a variety of forms. These include long-term promotions and sponsorships with negotiated financial terms, slotting and lead-generation fees from merchants who seek preferential placement on our sites and in our online store, and sales of various forms of banner, button and textlink advertising, both traditional and contextual. We also generate merchandising revenue from the sale of carefully selected items through our online store, ChickShops.

  From our inception in January 1997 through December 1998, we operated as an independent division of Imagine Media, Inc. During this period, we focused our operating activities primarily on the creation of our IGN, ChickClick and PowerStudents networks, the development of relationships with affiliates to expand our content and community offerings and the generation of revenue from advertising sales. Separate financial statements were maintained and are included elsewhere in this prospectus for the period prior to our incorporation as a separate entity in January 1999.

   In February 1999, we raised $3.2 million of initial capital, part of which was paid by a promissory note for $2.0 million which has been paid in full. Imagine Media contributed the IGN, ChickClick and PowerStudents assets and related intellectual property to us and we hired approximately 40 Imagine Media employees. During the summer and early fall of 1999, we raised $29.2 million of additional capital (including equipment financing of $2.0 million) and began an aggressive expansion program, adding new employees to develop additional content and web sites, to recruit more third-party web sites into our networks and to expand our sales and marketing staff. As of November 30, 1999, we had a total of 232 employees, including 95 in sales and marketing, 31 in engineering, 87 in production and content and 19 in administration and finance.

  Our relationships with our affiliates are an important part of our business model. By adding new affiliates to our networks, we are able rapidly to gain new content and to increase the consolidated page views of our networks. We typically enter into agreements with affiliates for limited durations of between six months and five years under which we offer affiliates revenue opportunities and a package of integrated marketing services and support in exchange for the integration of their site into our network and the use of their site for advertising, promotions and sponsorships. Typically, we pay affiliates a portion of the revenue generated from advertising, promotions and sponsorships run on their pages. During 1999, we acquired the assets of several affiliates. We anticipate that we may acquire affiliates and selected assets of affiliates in the future. See Note 6 of Notes to our Financial Statements.

  To date, our operating activities have been focused on developing the quality of our content and services; expanding our audience and the usage of our services; establishing operating relationships with our customers, users and affiliates; building sales momentum and marketing our network and Snowball brands; developing our computer software and hardware infrastructure; recruiting personnel; and raising capital.

  To date, we have derived revenue principally from short-term contracts for banner advertisements, buttons and textlinks. Under these contracts, we guarantee advertisers a minimum number of "impressions," or that a minimum number of users will view their advertisements, for which we receive a fixed fee. Advertising revenue is recognized at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight-line basis over the term of the contract, provided that we do not have any significant remaining obligations and collection of the resulting receivable is probable. To the extent that minimum guaranteed impression levels or other obligations are not met, we defer recognition of the corresponding revenue until guaranteed levels are achieved.

  Revenue also includes sponsorships, slotting and other marketing programs under contracts in which we commit to provide customers with promotional opportunities in addition to traditional banner advertising. These agreements typically provide for the delivery of advertising impressions on our web sites, exclusive placement on our networks, special content and promotional offers, the design and development of customized sites to enhance the promotional objectives of the customer and a fixed fee plus incremental payments for traffic driven to the customer's site. The portion of this revenue related to the delivery of impressions is recognized in the period in which the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable, at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight-line basis over the term of the contract. The portion of any up-front nonrefundable fee specified in the contract related to the up-front design work is also recognized at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight-line basis over the term of the contract. We anticipate that revenue from sponsorships, slotting and other marketing programs will provide an increasing percentage of our total revenue in the future.

  In December 1999, we introduced an online store through which we sell carefully selected products that are pertinent to the content contained on web sites within our network and have a high degree of relevance to our users. We recognize revenue from the sale of these products when a product is delivered.

  Revenue has increased each year since our inception, although we have never been profitable. We cannot assure you that our revenue will continue to grow, or that we will ever achieve or maintain profitability. As of September 30, 1999, we had an accumulated deficit of $23.4 million. We anticipate that we will incur additional operating losses for the foreseeable future.

  Cost of revenue consists primarily of expenses related to hosting web sites, the costs and license fees of content and community tools and the portion of revenue owed to affiliates for advertisements placed on their sites. These costs can vary depending upon a variety of factors, primarily the mix of advertisements and marketing programs placed on our web sites compared to those placed on affiliate web sites. These costs can also vary from period to period as we either acquire an affiliate or selected sites from an affiliate, or expand the portion of our total sites that are represented by affiliates versus those that we own and operate directly. For example, after we acquire an affilliate, our cost of revenue will typically decrease because we no longer have to pay that affiliate the portion of revenue that would have otherwise been owed to the affiliate for advertisements placed on its site.

  We categorize operating expenses into production and content, sales and marketing, engineering and development, general and administrative, stock-based compensation and amortization of intangible assets.

  Production and content expenses consist primarily of payroll and related expenses for editorial, artistic and production staff; payments to freelance writers and artists; and telecommunications and computer related expenses for the creation of content for our web sites. These expenses can vary from period to period as we either acquire an affiliate or selected sites from an affiliate, or expand the portion of our total sites that are represented by affiliates versus those that we own and operate directly. For example, after we acquire an affiliate, our production and content expenses typically increase because we incur costs for staff, services and equipment associated with operating the new business.

  Engineering and development expenses consist primarily of personnel and related costs, consultant and outside contractor costs, and software and hardware maintenance costs for our development and programming efforts, including internal information services costs. To date, all engineering costs have been expensed as incurred.

  Sales and marketing expenses consist primarily of personnel and related costs for our direct sales force, affiliate development and marketing staff. In addition, these expenses consists of marketing programs which include activities such as advertisements, trade shows, promotional activities and media events.

  General and administrative expenses consist primarily of personnel and related costs for corporate functions including accounting and finance, human resources, facilities and legal.

  Stock-based compensation represents the aggregate difference, at the date of grant, between the respective exercise price of stock options and the deemed fair market value of the underlying stock. Stock-based compensation is amortized using the graded amortization method over the vesting period of the related options, which is generally four years. Through September 30, 1999, we recorded stock-based compensation of $0.3 million. The total unamortized stock-based compensation recorded through September 30, 1999 is $4.4 million. This amount will be amortized as follows: $0.9 million for the remainder of the year ending December 31, 1999; $2.0 million for the year ending December 31, 2000; $1.0 million for the year ending December 31, 2001; $0.4 million for the year ending December 31, 2002; and $0.1 million for the year ending December 31, 2003. Approximately $5.3 million will be recorded for options granted subsequent to September 30, 1999. Subsequent terminations may reduce stock-based compensation.

  Amortization of goodwill and intangible assets represents the non-cash charges for the expensing, over the anticipated useful life, of intangible assets and goodwill acquired in acquisitions or created at the time of our incorporation as a separate legal entity.

Results of Operations

 Revenue

  Our revenue of $3.2 million for the nine months ended September 30, 1999 increased over revenue of $1.3 million recorded for the comparable period in 1998. Revenue of $3.3 million for the year ended December 31, 1998 increased over revenue of $0.9 million recorded for the year ended December 31, 1997. The increases in revenue reflect the increases in our available inventory of page views, both from internal content and affiliated third parties, as well as the expansion of our sales and marketing operations. One customer accounted for 11% of revenue for the nine months ended September 30, 1999. No customer accounted for over 10% of revenue for 1997 or 1998. All revenue was generated in North America.

 Cost of Revenue

  Cost of revenue of $2.3 million for the nine months ended September 30, 1999 increased over the cost of revenue of $0.5 million recorded for the comparable period in 1998. Cost of revenue of $1.3 million for the year ended December 31, 1998 increased over the cost of revenue of $0.2 million recorded for the year ended December 31, 1997. These increases reflect the increased hosting costs of our expanding web site operations, as well as increases in revenue recorded from advertising on affiliate web sites.

 Operating Expenses


  Production and Content. Production and content expenses of $3.3 million for the nine months ended September 30, 1999 increased over expenses of $1.1 million recorded for the comparable period in 1998. Production and content expenses of $1.6 million for the year ended December 31, 1998 increased over expenses of $0.6 million recorded for the year ended December 31, 1997. These increases reflect salary and related costs associated with increases in personnel and freelance writers and artists for the creation and production of additional content for our web sites.

  Engineering and Development. Engineering and development expenses of $2.9 million for the nine months ended September 30, 1999 increased over expenses of $0.2 million recorded for the comparable period in 1998. Engineering and development expenses of $0.3 million for the year ended December 31, 1998 increased over expenses of $65,000 recorded for the year ended December 31, 1997. These increases resulted primarily from increases in salary and related costs, consultant fees and related costs and recruiting fees relating to our development and programming efforts.

  Sales and Marketing. Sales and marketing expenses of $9.2 million for the nine months ended September 30, 1999 increased over expenses of $1.8 million recorded for the comparable period in 1998. Sales and marketing expenses of $2.6 million for the year ended December 31, 1998 increased over expenses of $0.8 million recorded for the year ended December 31, 1997. These increases reflect increases in salary and related costs for expansion of our sales, affiliate development and marketing personnel, as well as increases in our advertising, marketing and branding expenses.

  General and Administrative. General and administrative expenses of $3.5 million for the nine months ended September 30, 1999 increased over expenses of $0.8 million recorded for the comparable period in 1998. General and administrative expenses of $1.1 million for the year ended December 31, 1998 increased over expenses of $0.5 million recorded for the year ended
December 31, 1997. These increases resulted primarily from increases in salary and related costs associated with expansion of our accounting and finance, human resources and other administrative efforts, as well as from increased use of outside consulting services.

  Stock-based Compensation. We amortized deferred compensation expenses of $0.3 million during the nine months ended September 30, 1999. We did not grant any shares of our common stock prior to our incorporation in January 1999.

  Amortization of Goodwill and Intangible Assets. Amortization of goodwill and intangible assets was $0.5 million for the nine months ended September 30, 1999. $2.0 million of goodwill and intangible assets arose from the transfer of various intangible assets from Imagine Media in January 1999. An additional $1.6 million of goodwill and intangible assets arose from the acquisition of Ameritrack, Inc. and various web site assets that we purchased during 1999. See Notes 4 and 6 of Notes to our Financial Statements. As of September 30, 1999, goodwill and intangible assets of $3.1 million remained to be amortized. These assets are being amortized over a three-year life with amortization expense of approximately $0.3 million per quarter through the second quarter of 2002.

 Interest Income, Net

  Interest income of $0.3 million for the nine months ended September 30, 1999 consisted primarily of interest received from the proceeds of equity financings completed during the year.

 Provision for Income Taxes

  No provision for federal and state income taxes was recorded through September 30, 1999 as we incurred net operating losses from inception through that date. As of December 31, 1998 and September 30, 1999, we had approximately $3.1 million and $21.3 million of federal and state net operating loss carry forwards which expire on various dates beginning in 2019. Due to the uncertainty regarding the ultimate use of the net operating loss carry forwards, we have not recorded any benefit for losses and a valuation allowance has been recorded for the entire amount of the net deferred tax asset. In addition, certain future changes in our share ownership, as defined in the Tax Reform Act of 1986, may further restrict our ability to use our net operating loss carry forwards.

Liquidity and Capital Resources

  During 1997 and 1998, we financed our operations through contributions from Imagine Media. Since our incorporation in January 1999, we have financed our operations primarily through private placements of preferred stock and borrowings under equipment lease lines and a credit facility. Cash, cash equivalents and short-term investments were $10.8 million at September 30, 1999.

  We raised $27.3 million in equity financing during the nine months ended September 30, 1999. During that period we used $12.6 million in operating activities, and $4.2 million in acquiring property and equipment. During the nine months ended September 1998, we drew $3.0 million from Imagine Media, and used $2.9 million in operating activities and $66,000 in acquiring property and equipment.

  In April 1999, we entered into a lease line of credit for $2.0 million. This credit facility has a term of three years and bears interest at the rate of 7.5% per annum. In connection with this credit facility, we issued warrants to the lessor to purchase 31,595 shares of our common stock at $4.22 per share. The credit facility does not include any financial covenants. Our obligations under the credit facility comprised the entire amount of the debt obligations on our balance sheet as of September 30, 1999. In October 1999, we entered into additional lease lines of credit for up to $3.0 million. These credit facilities also have terms of three years and bear interest at the rate of 7.5% per annum. In connection with these credit facilities, we issued warrants to the lessor to purchase 21,097 shares of our common stock at $7.11 per share. These credit facilities do not include any financial covenants.

  During 1999, we entered into several leases for our San Francisco headquarters and our sales offices, with terms ranging from month-to-month to three years. In connection with these short-term leases, we will make payments of $448,000, $624,000 and $19,000 in the years ending 1999, 2000, and 2001, respectively.

  In November 1999, we entered into a lease for our new executive offices in Brisbane, California, which expires in 2012. In connection with the lease, we will make payments of $1.8, $4.4, $4.4, $4.4, and $4.4 million, in 2000, 2001,
2002, 2003, and 2004, respectively, and a total of $29.2 thereafter until the expiration of the lease. In connection with this lease, we obtained a letter of credit for $4.4 million as a deposit for the facilities. See Notes 9 and 10 of the Notes to our Financial Statements for more information on our lease commitments.

  In November 1999, we entered into a term loan agreement for up to $15.2 million. In connection with this loan agreement, we issued a promissory note, which bears interest at the rate of 11% per annum, and warrants to purchase 270,000 shares of our common stock at an exercise price of $8.44 per share. In December 1999, the note holder cancelled $3.0 million of indebtedness under the note in exchange for shares of our Series C preferred stock at $10 per share. The entire outstanding balance under the note will become due upon consummation of this offering. The note holder maintains a first position lien on all of our assets, excluding fixed assets. The loan agreement does not include any financial covenants.

  Our capital requirements depend on numerous factors, including market acceptance of our services and the resources we allocate to developing our networks, our marketing and selling capabilities and our brand. We have experienced substantial increases in our expenditures since our inception consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase significantly for the foreseeable future.

  We will continue to evaluate possible acquisitions of, or investments in, complementary businesses, technologies, services or products. We believe that our available cash and cash equivalents and cash flows from operations, combined with the net proceeds from this offering, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months. We may need to raise additional funds, however, to fund expansion, including significant increases in personnel and office facilities, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire or invest in complementary businesses, technologies, services or products. In addition, to meet our long term liquidity needs, we may need to raise additional funds, establish additional credit facilities or seek other financing arrangements. Additional funding may not be available on favorable terms, on a timely basis or at all.

Year 2000 Compliance

  We may be exposed to a loss of revenue and our operating expenses could increase if the systems on which we depend to conduct our operations are not Year 2000 compliant. Our potential areas of exposure include products and services purchased from third parties, information technology, including computers and software, and non-information technology, including telephone systems and other equipment used internally. The reasonable likely worst case scenario for Year 2000 issues would be if a significant defect exists in key hardware or software and if a solution for the problem were not immediately available. If a problem is detected in these systems or subsystems, these components will need to be revised or replaced.

  We have substantially completed the testing and auditing of our technology and systems. We have primarily relied upon internal testing and we have retained a consultant to review and upgrade our desktop systems for Year 2000 compliance. Based upon our testing, we believe that our critical software is Year 2000 compliant.

  We do not expect to spend more than $100,000 to assess and remedy the Year 2000 problem based on the size of our operations, the percentage of our software that is standard to our industry and because we do not have a dependency on older legacy software in our production systems.

  In the event that the production and operational facilities that support our web sites are not Year 2000 compliant, portions of our web sites may become inaccessible and we would not be able to deliver services to our users. A prolonged disruption in our operations could cause our customers to stop doing business with us. Our review of our systems has shown that there is no single application that would make our web sites totally unavailable and we believe that we can quickly address any difficulties that may arise.

  We do not currently have a contingency plan to deal with the worst case scenario that might occur if technologies we are dependent upon, such as the Internet itself, are not Year 2000 compliant and fail to operate effectively after the Year 2000.

Recent Accounting Pronouncements

  In March 1998, the American Institute of Certified Public Accountants, or the AICPA, issued Statement of Position 98-1 "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," or SOP 98-1. SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance as to accounting for computer software developed or obtained for internal use, including the requirement to capitalize and amortize specified costs. Snowball adopted SOP 98-1 on January 1, 1999. Adoption of this standard did not have a material effect on our capitalization policy.

  In April 1998, the AICPA issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities," or SOP 98-5. SOP 98-5 requires that all startup costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. We adopted SOP 98-5 in January 1999 with no material impact on our financial position or results of operations.

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivatives and Hedging Activities," or SFAS 133, which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Because we do not currently hold any derivative instruments and do not currently engage in hedging activities, we expect that the adoption of SFAS 133 will not have a material impact on our financial position or results of operations. We will be required to implement SFAS 133 for fiscal year 2002.

  On December 3, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101. This summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We believe that our current revenue recognition principles comply with SAB 101.

Disclosures about Market Risk

  Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of interest rates in the United States, particularly since the majority of our investments are in short-term debt securities issued by corporations or divisions of the United States government. We place our investments with high quality issuers and limit the amount of credit exposure to any one issuer. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure.

  We do not have any foreign currency hedging or other derivative financial instruments as of September 30, 1999.

                                    BUSINESS

  Snowball is an Internet media company that operates a network of destination web sites providing content, community and commerce to the Internet generation, or Generation i. We view Generation i as individuals between the ages of 12 and 29 who consider the Internet to be an integral part of their daily lives. We serve the members of this community by providing them with opinionated, cutting-edge content, relevant services such as email and instant messaging, a forum for interacting with one another and carefully selected merchandise. In addition to creating original content, we continuously work to expand the breadth and depth of our content offerings by selectively adding affiliated web sites to our network. This network and affiliate business model allows us to rapidly and efficiently build our traffic and brand. To attract and retain affiliates, we provide an integrated package of sales and marketing services, technical support and audience development opportunities.

  We organize both our own and affiliated web sites around vertical networks that target different segments of the Generation i audience. Currently, our networks include:

  . ChickClick, which provides content, community and commerce features to Generation i women;

  .  IGN, which provides information and entertainment to Generation i men;

  . InsideGuide, which offers student-generated information concerning individual colleges; and

  . PowerStudents, which provides students at all levels with information concerning college admissions, jobs and careers.

  By offering targeted access to a large and growing audience with attractive demographic characteristics, we are able to generate marketing and advertising revenue in a variety of forms. These include promotions and sponsorships with negotiated financial terms, slotting and lead-generation fees from merchants who seek preferential placement on our sites and in our online store, and sales of various forms of banner, button and textlink advertising, both traditional and contextual. We also generate merchandising revenue from the sale of carefully selected items within our online store, ChickShops.

  As of November 30, 1999, we were affiliated with more than 130 web sites and over 80 partner college destinations organized under our four networks. According to Media Metrix, our networks attracted over four million unique visitors in October 1999, making us one of the top 50 highest-trafficked networks on the Internet and, we believe, the leading online destination for Generation i. Additionally, based on the same Media Metrix data, we were as of that date one of the top 15 "stickiest" networks on the Internet in terms of average minutes spent on our network per user day. As of November 30, 1999, we had over two million registered users.

Industry Background

  The Internet has emerged as an important new medium for communication and commerce, providing companies with an effective channel for marketing and selling their products and services. International Data Corporation, or IDC, estimates that consumer e-commerce in the United States will grow from $12.4 billion in 1998 to $75.0 billion in 2003, representing a compound annual growth rate of 43%. Because the Internet enables companies to attract specific demographic groups to their web sites by offering focused content, services and products, it is an effective medium for advertisers seeking targeted access to these groups. Furthermore, as customers interact with a company's web site, the company can gather valuable information on consumer preferences and buying patterns, thereby allowing advertisers and marketers to further segment their audience and increase the effectiveness of their spending. Jupiter Communications LLC estimates that spending on Internet advertising in the United States will grow from $2.1 billion in 1998 to $11.5 billion in 2003.

  Consistent with this growth in Internet commerce and advertising, Internet content is growing at a rapid pace. A primary impetus behind the proliferation of content and the number of web sites has been the increasing use of the Internet for creating, sharing and searching for relevant information. IDC estimates that the number of web sites will grow from 925 million in 1998 to
13.1 billion in 2003. Similarly, Forrester Research estimates that 1.5 million web pages are added to the Internet each day. Online communities are also growing rapidly as new user groups migrate from traditional media onto the Internet. IDC estimates that the number of web users in the United States will grow from approximately 63 million in 1998 to approximately 177 million by the end of 2003.

  While older online users are generally accustomed to traditional media and adapt to the Internet gradually, younger Internet users have grown up using the Internet and view it as a primary source for information and a medium for communication. This younger generation of individuals between the ages of 12 to 29 represents a web-savvy audience that we refer to as "Generation i." According to the United States Census Bureau, Generation i consisted of 67.7 million individuals in 1998, and represented approximately 25% of the U.S. population. Based upon Census Bureau estimates, members of Generation i between the ages of 15 and 24 had $302.4 billion in disposable income in 1998. We believe that advertisers target this group because its members have a large amount of disposable income and, since buying habits and brand decisions are believed to be formed early, advertisers anticipate a high lifetime return on their advertising dollars.

  Generation i is a large Internet audience that desires community, entertainment and content focused on their particular needs. Because this generation is accustomed to numerous cable television channels and a wealth of entertainment choices, its members expect a wide range of specialized content that is available on demand. In the context of the Internet, this translates into demand for deep, vertical content sites covering specialized subjects. Major Internet sites offering standard content and services often fail to reach Generation i because these sites generally:

  . are designed to appeal to a broad audience and therefore do not provide an environment focused on the specific programming and service needs and buying habits of Generation i;

  . do not comprehensively address issues important to Generation i, such as peer, parental and school-related pressures, or issues revolving around friendship, sexuality and relationships;

  . do not provide a targeted forum for members of Generation i to express and share their views with one another; and

  . do not provide the kind of interactivity and services that this group seeks, such as communication with their peers through instant messaging, chat and email, as well as news, online games and personalized home pages.

  While the number of Internet sites that serve Generation i with targeted content and community features continues to grow, these sites tend to be small, independent sites in the early stages of commercial development, and the individuals who operate these sites tend to have limited financial resources and managerial experience. As a result, it is difficult for any one of these sites to attract consistent traffic and premier advertisers. Furthermore, because this group of web sites is large and fragmented, advertisers generally have been unable to reach Generation i effectively through these individual sites. To market more effectively to Generation i, we believe that products and services must be advertised and promoted in the context of demographically appropriate content rather than through traditional broad-based advertising. Accordingly, we believe there is a need for a recognized online destination consisting of an integrated network of content, community and commerce targeting Generation i.

The Snowball Solution

  Snowball is a network of destination web sites providing fresh, cutting-edge content created by, for and about Generation i. These web sites are currently organized under four vertical networks: ChickClick, IGN, InsideGuide and PowerStudents. Each of our networks provides creative and current content and an interactive community for users who share similar interests and passions, such as video games, college life or shopping. Through their integrated package of content, community and commerce, our networks attracted over 4 million unique visitors in October 1999, making us one of the top 50 highest-trafficked sites on the Internet, according to Media Metrix, and, we believe, the leading online destination for Generation i. As a result, we believe we provide a compelling opportunity to our affiliates and potential affiliates as well as a large, targeted audience for advertisers.

 We focus on Generation i

  We provide content, community and commerce features focused on Generation i. To address the multiple audiences and tastes of Generation i, we have developed a network of company owned and developed web sites complemented by linked, third-party affiliate web sites which provide additional content. We have organized these sites around individual vertical networks within the Snowball network targeting specific groups within Generation i: ChickClick provides content, community and commerce for Generation i women; IGN provides information and entertainment for Generation i men; InsideGuide develops individual web sites and guides for specific colleges; and PowerStudents provides high school, college and graduate students with information on careers, college admissions and jobs. The affiliate sites associated with these networks deepen the level of content available to users and also extend the reach of the networks to a broader audience. The content created by our editorial staff, affiliates, and the network users is edited and organized into networks to create a strong and consistent voice directed at Generation i.

  Our networks also promote the community participation and personal growth of Generation i users by encouraging communication among users, and between users and network editors, through message boards, chat sessions, instant messaging and email. The interactive features of our networks are designed to further enhance the online experience, to encourage frequent visits and to lengthen the time users spend on our networks. For example, users can create personalized home pages which feature, among other things, targeted content, news feeds, horoscopes, and information about television, movies and the weather. Users also have access to special features such as calendars, diaries, classifieds and trading services. Moreover, we have our own e-commerce boutique, ChickShops, which is accessible from many pages on the ChickClick network and offers hip fashion merchandise for young women. Collectively, the content, community and commerce features of our networks seek to satisfy the many and varied interests of our multiple Generation i audiences.

 We provide significant benefits to advertisers

  Our network model of vertical content destinations and their affiliated sites provides focused and deep content that attracts a large and segmented audience. This allows advertisers and marketers to gain wide access to the Generation i audience as well as target narrow segments of this audience. Additionally, the increased segmentation allows us to provide contextually linked advertising and commerce opportunities to a variety of merchants that want to advertise and gain preferential placement on our web sites and within our online stores. For example, we provide EBWorld.com, a leading online game store, with an integrated sponsorship package that includes preferential placement on our IGN network, promotion to users within our game newsletters, email marketing and targeted banner advertisements. In addition, we plan to open stores across all of our networks that will offer commerce to our users while providing a store front that will attract promotional opportunities for other merchants or advertisers targeting the hard to reach demographic sub-groups of Generation i.

 Our model benefits us and our affiliates

  Our network and affiliate business model allows us to benefit from the fresh content and traffic of affiliated sites without the up-front costs and risks associated with developing content for the rapidly changing tastes of Generation i. Many members of this generation are prolific producers of content and have a dynamic interest in sharing with the community. As a result, many of our users create content web sites and contact us to become part of our network. Our users also generate a stream of affiliation opportunities by referring us to popular web sites. A selective screening process allows our editorial staff to identify affiliate content partners that appeal to the changing tastes of Generation i. This enables us to add content and traffic to our network while keeping the content fresh and compatible with the evolving tastes of Generation i. To attract and retain identified affiliates, we offer them a package of integrated marketing services and support. Affiliates who join our networks often experience immediate growth in traffic and advertising revenue. Our network development strategy reinforces each network's brand identity, drives traffic to our owned web sites, refers this traffic to affiliate sites and leads to viral growth as users of the network share their interests and opinions with others.

The Snowball Strategy

  Our goal is to be the preeminent network of content, community and commerce sites on the Internet by, for and about Generation i, by:

  . Building and developing our existing networks, while selectively adding new networks. We will continue to develop existing individual networks by increasing the depth of content, services and product offerings arranged around the appropriate vertical focus of the network. In addition, we intend to add new networks to appeal specifically to additional segments of Generation i. We intend to build each network's brand through online, offline and affiliate marketing programs with the goal of making each network the dominant destination within its vertical content segment. By expanding our existing networks and increasing the number of networks within the Snowball family, we intend to broaden our appeal to the members of Generation i and to be the leading traffic destination for this demographic on the Internet.

  . Continuing to leverage our network and affiliate business model to achieve cost-effective and viral growth of content and traffic. We will continue proactively to identify sites that meet our criteria for target demographics, quality of content and strategic fit with existing networks. By expanding our networks, we intend to keep our existing users engaged with deep, up-to-date, vertical content while quickly and efficiently attracting new users. In cases where affiliate web sites do not exist around relevant content areas, we will selectively offer our services to help incubate web sites that provide the appropriate content. We believe our affiliate-driven network growth model and our reliance on word-of-mouth publicity within our target demographic will allow us to rapidly and efficiently build our traffic and brand.

  . Offering a range of value-added services to attract, retain and develop affiliated web sites. We intend to continue to attract and retain select affiliates by identifying small and developing web sites early and by offering them a mutually beneficial agreement to increase their marketing capabilities and to expand their reach. To maximize affiliate retention, we have developed an integrated affiliate loyalty program that includes education and community tools and other support services. Additionally, we will continue to solicit and respond to affiliate and user feedback to refine the services we provide to affiliates. These services will assist us in incubating new web sites and networks to supplement our content and service offerings.

  . Promoting affinity and community across all networks and affiliates to increase "stickiness." We intend to continue to develop the community tools and services we provide to increase the time that users spend on our sites, as well as increase the frequency of their visits. We will continue to incorporate services into our networks that appeal to users, such as free email, instant messaging, chat rooms, bulletin boards, personalized home pages and polling, to keep them actively engaged in both content and communication.

  . Being the premier partner for marketing, advertising and commerce directed at Generation i. By creating a set of branded networks around deep vertical content, and by remaining a premier online destination for Generation i, we intend to offer potential partners valuable opportunities to reach targeted segments of Generation i. By providing advertising banners, buttons, textlinks, promotions, sponsorships of specific categories and direct merchandise slotting opportunities, we can offer customized marketing programs for companies wanting to address this market. Additionally, we will continue to develop opportunities for merchants to sell selected merchandise on our own online stores.

  . Pursuing strategic alliances and acquisitions that increase content, traffic and revenue opportunities. We intend to selectively develop strategic alliances to incorporate relevant content on our networks, to derive additional traffic from the resulting co-branding effects and to drive new methods of revenue generation. For example, we have entered into a strategic relationship with New Line Media that will provide us with offline marketing promotions in their products. In selecting our partners, we will strive to ensure the integrity of our own brand identities with Generation i. Additionally, where strategically appropriate, we intend to acquire selected web sites and affiliates that complement our existing networks. For example, we recently acquired HighSchoolAlumni, a former affiliate that provides various services to alumni of registered high schools.

Networks

  Snowball is currently comprised of the following four networks of web sites:

    [LOGO] ChickClick is a destination for forward-thinking young women seeking community, commerce and "life tools." The ChickClick network consists of three channels that offer progressive features representing the interests of three groups within the female Generation i demographic. MissClick targets teenage girls between the ages of 12 and 17, EstroClick targets women between the ages of 18 and 26, and MamaClick targets Generation i mothers. ChickClick offers content on relevant subjects such as relationships, entertainment, style, news, sports, work and travel. ChickClick's community features include personalized homepages, Chickmail, chat rooms, message boards and auctions. In addition, ChickClick recently launched ChickShops, an e-commerce area that offers online shoppers a specialty boutique experience.

  Together with its affiliated websites, ChickClick had approximately 29 million consolidated page views in November 1999 and over 600,000 registered users as of November 30, 1999. According to the U.S. Census Bureau, women between the ages of 12 and 29 numbered 33.3 million in 1999. Media Metrix estimates that 13.4 million women between the ages of 12 and 34 used the Internet in October 1999.

  The following table provides a brief description of ChickClick's affiliates as of November 30, 1999:

 Web Site      URL                      Description
--------------------------------------------------------
 Beatboxbetty  beatboxbetty.com         show business
                                        news and reviews
 BoHos         flypaperpress.com        BoHos comic site
 Bust          bust.com                 voice of the new
                                        girl
 Cherrysucker  cherrysucker.com         user-submitted
                                        fiction
 Crafty Lady   getcrafty.com            making art from
                                        everyday life
 Disgruntled   disgruntledhousewife.com modern living
  Housewife                             and intersex
                                        relationships
 Fametracker   fametracker.com          celebrity
                                        almanac
 Fashion Icon  fashion-icon.com         fashion news
 Girlie Style  girliestlye.com          pertinent
                                        female-driven
                                        content
 Greasergrrls  greasergrrls.com         women motor
                                        enthusiasts
 Grrlgamer     grrlgamer.com            news and reviews
                                        from a girl's
                                        point of view
 Hellfire      hellfire.com             progressive
                                        creative writing
 Hipmama       hipmama.com              content and
                                        advice for hip
                                        moms
 Hissyfit      hissyfit.com             political and
                                        social essays
 Lookenpeepers gmetropolis.com          creative and
                                        funny
                                        information

 Web Site      URL                 Description
--------------------------------------------------------
 Maxi          maximag.com         empowerment and
                                   information
 Mighty Big TV mightybigtv.com     popular TV shows
 MissGirl      missgirl.com        teen advice and
                                   issues
 Out of order  annie.newdream.net  political and
                                   social essays
 Pencilbox     pencilboxmag.com    resource for
                                   college women
 Pop!sicle     lickpopsicle.com    political,
                                   social and
                                   comical essays
 Razzberry     razzberry.com       teen community
 Riotgrrl      riotgrrl.com        irreverant sassy
                                   content
 Rockrgrl      rockrgrl.com        women musicians
 Smile and     smileandactnice.com progressive
  Act Nice                         women's content
 Spacegirl     spacegirl.org       societal
                                   commentary
 Squiffy Ether ethernaut.com/zine  irreverant
  Jag                              fiction
 Swanky        swanky.com          progressive
                                   online community
 Teengrrl      teengrrl.com        alternative teen
                                   community
 Wench         wench.com           feminism,
                                   politics and
                                   culture
 Wired Woman   wiredwoman.com      women and
                                   technology
 Womengamers   womengamers.com     gaming for the
                                   educated woman

    [LOGO] IGN is a leading network of web sites focusing on games and entertainment for Generation i men. IGN provides the most current editorial coverage of games, science fiction, movies and television. IGN targets three distinct interest groups through the following channels: IGN Games, IGN Sci-Fi and IGN for Men. IGN Games provides reviews and previews of games for personal computers and other video games; IGN Sci-Fi provides editorial content on science fiction, movies, television, books and toys; and IGN for Men offers content focusing on the lifestyles of young men. IGN offers numerous features and services to keep its users engaged, including free email, instant messaging, contests and promotions, weather, horoscopes and search capabilities. IGN also offers slots within branded commerce areas to partners seeking to sell products and services online.

  Together with its affiliated web sites, IGN had more than 150 million consolidated page views in November 1999 and approximately 300,000 registered users as of November 30, 1999. In July 1999, we acquired a popular former affiliate, The Vault, which had approximately 6.5 million consolidated page views in November 1999. According to Media Metrix, males between the ages of 12 and 34 accounted for 25.3% of all Internet users in the United States in October 1999. Media Metrix estimates that IGN reached 7.4% of all 12 to 34 year old males on the Internet and 14.2% of all 12 to 17 year old males on the Internet in October 1999.

The following table provides a brief description of IGN's affiliates as of November 30, 1999:

 Web Site            URL                   Description
-----------------------------------------------------------
 3Dportal            3dportal.com          coverage of 3D
                                           games
 Allprowrestling.com allprowrestling.com   independent
                                           wrestling
 Anime Links         animelinks.com        links to anime
                                           sites
 Anime News          animenewsnetwork.com  Anime news
  Network
 Arrgh               arrgh.demon.co.uk     early video
                                           games
 ComicFan            comicfanmag.com       comic portal
 Coming Attractions  corona.bc.ca          coming
                                           attractions and
                                           reviews of
                                           movies
 Daily Dementia      dailydementia.com     interviews with
                                           game industry
                                           specialists
 Daily Radar         dailyradar.com        entertainment
                                           and games
 DC Swirl            dcswirl.com           Sega Dreamcast
                                           news and reviews
 Desktop Starship    desktopstarships.com  sci-fi desktop
                                           downloads
 Diabloii.net        diabloii.net          Information on
                                           the Diablo game
 DMG Ice             dmgice.com            Gameboy
                                           information
 Doctor Dreamcast    doctordreamcast.com   Sega Dreamcast
                                           news and reviews
 Drew's              script-o-rama.com     movie and TV
  Script-O-Rama                            scripts
 Dukeworld           dukeworld.com         information on
                                           Duke Nukem
 EAGB                gameboy.s-one.net.sg/ Gameboy user
                                           information
 Echostation         echostation.com       Star Wars
 e-reality           e-reality.com         network of top
                                           game specific
                                           sites
 Evergreen           milpool.com           The Simpsons
  Terrace
 EX                  ex.org                Anime and Manga
 FGN Online          fgnonline.com         news on the game
                                           industry
 Futurama            nnyc.com              Futurama
  Archive                                  (animated show)
 GameFAQS            gamefaqs.com          answers to
                                           questions about
                                           video game
 Gamers Depot        gamersdepot.com       game hardware
                                           reviews
 GameSages           gamesages.com         codes for games
 Gaming Age          gaming-age.com        game industry
                                           news

 Web Site         URL                 Description
-----------------------------------------------------------
 Halflife.net     halflife.net        information,
                                      news and
                                      previews on
                                      Halflife
 IndyJones.net    indyjones.net       coverage on new
                                      Indiana Jones
                                      game
 JediKnight.Net   jediknight.net      Star Wars
                                      related games
 LucasGames       lucasgames.com      coverage of all
                                      LucasArts games
 MacGameNews      macgamenews.com     Macintosh games
 Magic Box        come.to/magicbox    console and
                                      Japanese games
 MeccaWorld       meccaworld.com      PC games
 Mighty Big TV    mightybigtv.com     popular TV shows
 MovieBloopers    moviebloopers.com   movie bloopers
 Moviefan Online  moviefanonline.com  movie news and
                                      reviews
 MovieSounds      moviesounds.com     movie sounds
 Mr. Cranky       mrcranky.com        honest movie
                                      reviews
 Mr. Hats         mrhatshellhole.com  South Park
  Hellhole
 MTGnews.com      mtgnews.com         Magic: The
                                      Gathering
 NextGen Online   next-generation.com new video games
 Nintendo         nintendoexpress.com Nintendo systems
  Express
 Nintendojo       nintendojo.com      Nintendo 64 news
                                      and reviews
 NintendojoFR     nintendojofr.com    French coverage
                                      of Nintendo 64
 Nintendorks      nintendorks.com     Nintendo 64 news
                                      and reviews
 Oh! The Humanity ohthehumanity.com   coverage of bad
                                      movies
 Only Toons       onlytoons.com       cartoon news and
                                      reviews
 PC Accelerator   pcxl.com            action,
                                      adventure and
                                      sports games for
                                      PCs
 PC Gamer Online  pcgamer.com         gaming
                                      information
 PC Gameworld     pcgameworld.com     free demos
 Playstation      vidgames.com        Playstation
  Galleria                            news, previews
                                      and strategies
 Pokemon411       pokemon411.com      Pokemon
                                      information
 PSM              psmonline.com       unbiased
                                      Playstation
                                      coverage
 PSX Nation       psxnation.com       Playstation
                                      news, early
                                      previews and
                                      reviews
 PSX2.com         psx2.com            Playstaion 2
                                      news
 PSXNetwork       psxnetwork.com      Playstation
                                      updates, news
                                      and interviews
 RareNet          rarenet.com         coverage of rare
                                      games
 RivaZone         rivazone.com        3D games and
                                      hardware


 Web Site                 URL                Description
-------------------------------------------------------------
 Rogue Spear Database     rsdatabase.        comprehensive
                          gamenation.com     Rogue Spear site
 Scream-Trilogy           scream-trilogy.com news and
                                             information on
                                             film trilogy
 SF Site                  analogsf.com       printed sci-fi
                                             site
 SMG Fan                  smgfan.com         Sarah Michelle
                                             Gellar fan site
 Stay Tooned              staytooned.com     animated
                                             entertainment
                                             news
 Stomp Tokyo Video Review stomptokyo.com     video reviews
 Stomped                  stomped.com        gaming industry
                                             information
 The Astounding B Monster bmonster.com       B movies

Web Site          URL                 Description
-------------------------------------------------------------
The Casual Otaku  casualotaku.com     Anime
The Digital Bits  thedigitalbits.com  DVD information
The Great RPG     rpg-archive.com     role playing
 Archive                              game archive
The One Ring      theonering.com      J.R.R. Tolkien
TheForce.net      jedicouncil.net     Star Wars
Total RPG         totalrpg.com        role playing
                                      game reviews
Total Video       totalvideogames.com games
 Games
Yakfaces Realm    yakface.com         Star Wars
                                      memorabilia
Zelda HQ          zhq.com             comprehensive
                                      Zelda site


 [LOGO]
      PowerStudents provides students with targeted content, commerce and community features through three channels: High School, College and Jobs. PowerStudents provides editorial content on academics, college admissions, entertainment and student life. Community features and services include free email, instant messaging, contests, weather, television listings, classifieds, polls, forums, student diaries and expert Q&A.

  Together with its affiliated web sites, PowerStudents had approximately 23 million consolidated page views in November 1999 and approximately 1.5 million registered users as of November 30, 1999. HighSchoolAlumni, one of our owned sites within the PowerStudents network, accounted for 15 million consolidated page views in November 1999 and 1.4 million registered users as of the same date. According to eMarketer, 11.1 million individuals in the United States between the ages of 13 and 17 currently use the Internet. eMarketer also estimates that online spending by this group will increase from $160 million in 1999 to $1.4 billion in 2002.

  The following table provides a brief description of PowerStudents' affiliates as of November 30, 1999:

 Web Site           URL                    Description
-----------------------------------------------------------
 4Tests.com         4tests.com             practice exams
 Back To College    back2college.com       resources for
                                           reentry students
 BrainLapse.com     brainlapse.com         games and movies
 Bschool.com        bschool.com            business school
                                           resources
 CampusCareerCenter campuscareercenter.com information on
                                           jobs
 CampusTours        campustours.com        college campus
                                           tours
 CollegeGate.com    collegegate.com        editing for
                                           admissions
                                           essays
 College Recruiter  collegerecruiter.com   jobs and
                                           internships
 CollegeTownUSA     collegetownusa.com     online college
                                           community
 CollegeView        collegeview.com        college
                                           information and
                                           virtual tours
 CollegeXpress      collegexpress.com      information for
                                           college bound
                                           students
 FastAid            fastaid.com            scholarships and
                                           financial aid
 Fishnet:           jayi.com               college guide
  The College Guide

 Web Site               URL                   Description
-----------------------------------------------------------
 FreSch                 freschinfo.com        scholarship
                                              information
 GoCollege              gocollege.com         information on
                                              college,
                                              scholarships and
                                              tests
 GradView               gradview.com          graduate school
                                              resources
 GreekCentral           greekcentral.com      Greek life
 InternshipPrograms.com internshipprogram.com internships
 Interview Feedback     interviewfeedback.com interviews
 The Job Resource       thejobresource.com    college career
                                              center
 MBAjob                 mbajob.com            MBA job searches
 MBA ZoNe               mbazone.com           MBA resources
 Oilzine                oilzine.com           British humour
 Quintessential         quintcareers.com      career and job
  Careers                                     hunting
 RealCollegelife.com    realcollegelife.com   college life
 RealWorld              rwuniversity.com      real world
  University                                  advice
 SuperCollege           supercollege.com      information on
                                              admissions and
                                              financial aid
 TestTutor              testtutor.com         standardized
                                              test preparation


 [LOGO]
      InsideGuide is a national network of online college sites created by students for students. InsideGuide offers an insider's perspective on college life. Each site provides students at a particular college with an independent forum for expressing their opinions and sharing information relevant to the community, such as classes, sports, activity groups and entertainment. InsideGuide was launched in September 1999 and as of November 30, 1999 offered guides centered around more than 80 individual schools, including University of California at Berkeley, Harvard University, Northwestern University and University of Pennsylvania.

  Together with its affiliated web sites, InsideGuide had approximately 300,000 consolidated page views in November 1999. According to Jupiter Communications, as of January 1999, 10.6 million college students in the United States used the Internet and online spending by this group will increase from $890 million in 1999 to $2.5 billion in 2002.

 Networks Under Development

  We are continually expanding the content, community and commerce services offered by our networks and evaluating opportunities for the development of new networks to keep pace with the expanding interests of Generation i. For example, our acquisition of HighSchoolAlumni in September 1999 will allow each of our networks to offer its users a new classmate finder tool. As of November 30, 1999, HighSchoolAlumni included over 28,000 high schools throughout the United States. This site enables an alumnus of a registered high school to register, update his or her information and search for an old classmate. This database can then be used for personal communication as well as for organizing and sponsoring group alumni activities such as reunions and fund-raising. HighSchoolAlumni had approximately 15 million consolidated page views in November 1999 and over 1.4 million registered users, as of November 30, 1999. Due to its strong following and potential, we are currently evaluating options to establish this site as a separate network during the year 2000.

Content

  We believe that our original content provides us with a competitive advantage. This content is derived from two sources: our in-house editorial staff and our affiliates. As of November 30, 1999, our in-house editorial staff consisted of 37 professional writers, and we had more than 130 affiliate contributors. We view the development of new content as an interactive process and encourage our users to offer suggestions for new subject areas. Once we identify a new subject area, we typically hire an in-house editor to develop content and to work with our affiliate development department to identify potential affiliates.

  Our affiliate model distinguishes us from many other Internet media companies. This model allows us to recruit independent web sites to supplement and broaden our in-house editorial content. Our affiliate agreements generally require affiliates to display the logo of one or more of our networks and give us the exclusive right to sell advertising on the affiliated site in exchange for a percentage of the advertising revenue. In addition, our agreements generally provide for joint development of e-commerce opportunities. We believe that this model enhances our content, increases our audience reach, builds advertising inventory and expands our distribution at a cost to us that is lower than would be achievable through the development of in-house editorial content alone.

  We also believe that the affiliate model enables us to adapt quickly to emerging Internet and media trends with reduced incremental costs. For example, when Sega released its new Dreamcast game system in September 1999, we recruited four Dreamcast-related web sites within one month. Because our typical affiliate agreement requires us to pay affiliates only a portion of the revenue that we earn from the affiliate's site, the new Dreamcast affiliates expanded our editorial coverage of the Dreamcast subject area and added new inventory for advertising sales without significantly increasing our expenses.

  We invest in marketing and technical services to increase the value of affiliate relationships. Our affiliate relations specialists work with each of our affiliate content partners to promote their sites, build their traffic and improve the technical performance of the sites.

Revenue Sources

  Our business model is designed to provide for multiple revenue streams. Our principal sources of revenue are sponsorships, advertisements, e-commerce and merchandising. For the nine months ended September 30, 1999, advertising and sponsorship revenue represented substantially all of our revenue.

 Advertising and sponsorships

  Our strategy is focused in part on generating a majority of our advertising revenue from sponsors and merchants seeking an integrated and cost-effective means to reach Generation i on the Internet. Our sponsorship arrangements are designed to achieve broad marketing objectives such as brand promotion, awareness, product introductions and online research. To help sponsors achieve these goals, we develop individually tailored sponsorship programs that may include any combination of advertising banners, buttons, textlinks, promotions, sponsorships of specific categories and direct merchandise slotting opportunities. We also develop content to support the marketing initiatives of advertisers. In addition, sponsors may talk one-on-one with users on the networks' message boards, chats, polls and special events, which allows them to gain insights into their customers. Sponsorships allow us to cater to the specific goals of advertisers in the areas of impressions, product research, market research, new product launches, list development, product information, repositioning, new account openings, lead generation and transactions. Our sponsorship agreements provide for revenue independent from page views as the measure of value and generally are secured for periods of up to one year.

  We also generate revenue through slotting agreements with leading merchants interested in targeting Generation i. These arrangements provide merchants with exclusive placement on our networks, exposure through banner advertising, special content and promotional offers in exchange for which we collect a fixed fee plus incremental payments for traffic driven to the advertiser's site. In addition to enhancing user retention, these retailing opportunities can be used to identify valuable purchasing trends, which in turn can be used in future advertising and commerce and to develop additional targeted content.

  We derive a portion of our advertising revenue from banner advertisements, buttons and textlinks that are prominently displayed on pages throughout our networks. From each of these, viewers can hyperlink directly to the advertiser's own web site, thus providing the advertiser the opportunity to directly interact with an interested customer.

  During the nine months ended September 30, 1999, our five largest customers accounted for 28% of our total revenue. One of our customers, EBWorld.com, accounted for 11% of our revenue during this nine-month period.

 E-commerce and merchandising

  We have recently begun to generate e-commerce revenue by selling products that have a high degree of relevance to our users. We intend to develop e-commerce stores across all of our networks. In December 1999, we began merchandising directly to our users through the launch of ChickShops within our ChickClick network. ChickShops offers more than 75 products, including clothes and accessories, and was designed to offer online users the experience of shopping in a specialty clothing boutique similar to those found in cities like New York or San Francisco. Online orders are taken 24 hours a day, seven days per week and products are shipped generally within 48 hours of placement of most orders. All product orders and fulfillment are currently handled by ShopNow.com.

Sales

  As of November 30, 1999, we had a direct sales organization of 28 sales professionals. Our sales team consults regularly with advertisers and agencies on design and placement of advertisements, sponsorships and promotions across the networks. We also have a group of sales professionals who concentrate primarily on strategic sponsorships and promotions, seeking to establish relationships with senior level executives to develop multi-million dollar partnership packages linking our users with the partner's brand. As of November 30, 1999, this group consisted of seven individuals.

  We also had 32 sales support, market research and advertising operations staff who focus on market research and provide advertisers with information and expertise that will help them market their products and services more effectively to Generation i. We regularly conduct surveys concerning purchasing patterns, attitudes and brand preferences of Generation i.

  We have sales offices in New York City, San Francisco and Los Angeles.

Corporate Marketing

  As of November 30, 1999, we had 16 professionals in our corporate marketing group who are complemented by marketing professionals within our four networks. Through the efforts of these professionals, we pursue a variety of marketing initiatives designed to build brand awareness of Snowball and its individual networks among both the advertising community and members of Generation i. To date these marketing activities have included advertising in online and offline media, attending trade shows, sponsoring events and engaging in ongoing media relations campaigns.

  We target potential advertising customers in a variety of online and offline media, including newspapers such as The New York Times, The Wall Street Journal, USA Today and over 200 college newspapers; print magazines such as Advertising Age, Adweek, Wired, Industry Standard and Business 2.0; outdoor locations such as commuter rail lines and bus tails; and online sites such as Adage.com, Adweek.com, ClickZ and Channel 7.

  Network marketing activities focus on increasing traffic to our networks and the number of our registered users. We have engaged in major event sponsorships, such as ChickClick's title sponsorship of the 1999 Lilith Fair and IGN's sponsorship of Sega Dreamcast's 1999 Assault Tour. We have also entered into a strategic relationship with New Line Cinema that will provide us with offline marketing promotions in their products. In addition, all networks have aggressively launched promotions and contests to increase user registration and maintain a relationship with Microsoft's MSN Hotmail offering free category-specific newsletters.

  We engage in an ongoing media relations campaign with business and financial contacts and key industry analysts. Our public relations efforts are a key component to our overall marketing and brand awareness strategy. We plan to continue to develop a media outreach program based on market research that we organize and conduct with third parties. Each individual network also manages public relations activities targeted to the consumer press to encourage publicity on new channels, affiliates, services and partners. The primary purpose of our public relations activities is to increase audience development among each network's target audience and increase overall visibility of the network.

Technology

  Our hosting infrastructure is co-located at our headquarters in San Francisco and at Exodus Communications' Internet Data Center in Santa Clara, California. Exodus is responsible for providing us with a high-speed, scalable, fault-tolerant Internet connection, clean power and physical security. Packaged software enables full text search, bulk email delivery, web serving and traffic analysis. We developed our membership, personalization, advertising delivery and community software using standard application servers and Oracle database systems. Our advertising selection and management system is DoubleClick's NetGravity. We have developed traffic analysis software to compute industry-standard and advanced metrics. We also host a small number of our affiliates on our servers. Our editorial infrastructure is located at our headquarters in San Francisco. We developed our editorial and publishing software by using Informix. We have started to migrate our editorial and publishing processes to the same platform that we use for our dynamic services. Both our hosting and editorial switched local area networks are fault-tolerant, scalable and economical.

  With respect to disaster recovery, all of our non-derivable data is presently replicated between a storage array at our headquarters in San Francisco and a storage array at Exodus Communications. We are currently studying the advisability of locating a disaster recovery data center in New York City. Our network operations center consists of monitoring software that is monitored by our staff at all times.

Competition

  The competition for users and online advertisers is intense, and with no substantial barriers to entry, we expect that it will continue to intensify. We believe that the primary competitive factors in attracting and retaining users are:

  .quality of content and services;

  .  brand recognition;

  .  user affinity and loyalty;

  .  demographic focus;

  .  variety of value-added services; and

  .  critical mass.

  We believe that the principal competitive factors in attracting and retaining online advertisers are:

  .  the amount of traffic on a web site;

  .  brand recognition;

  .  the demographics of a site's users;

  .  the ability to offer targeted audiences;

  .  the average duration of user visits; and

  .  cost-effectiveness.

  Other companies or sites which are primarily focused on targeting Generation i online include MTV.com, Warner Bros. Online (Entertaindom), iTurf Inc. and Alloy Online, Inc. We will likely also face competition in the future from:

  .  developers of web directories;

  .  search engine providers;

  .  content sites;

  .  commercial online services;

  .  sites maintained by Internet service providers; and

  . other entities that establish communities on the Internet by developing their own or purchasing one of our competitors.

  In addition, we could face competition in the future from traditional media companies, a number of which, including Disney, CBS and NBC, have recently made significant acquisitions of or investments in Internet companies. We also compete with traditional forms of media, such as newspapers, magazines, radio and television, for advertisers and advertising revenue.

  We believe that the number of Internet companies relying on web-based advertising revenue will increase greatly in the future. Accordingly, we will likely face increased competition, which could in turn have a material adverse effect on our business, results of operations and financial condition.

  Many of our current and potential competitors, including developers of web directories and search engines and traditional media companies, have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than we do. These competitors are able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive advertising pricing policies and make more attractive offers to potential employees, distribution partners, commerce companies, advertisers and third-party content providers. There can be no assurance that Internet content providers and Internet service providers, including developers of web directories, search engines, sites that offer professional editorial content and commercial online services, will not be perceived by advertisers as having more desirable web sites for placement of advertisements. Further, there can be no assurance that our competitors and potential competitors will not develop communities that are equal or superior to ours or that achieve greater market acceptance than our community. In addition, many of our current advertising customers and strategic partners also have established collaborative relationships with certain of our competitors or potential competitors, and other high-traffic web sites. Accordingly, there can be no assurance that:

  . we will be able to increase our traffic and advertising customer base at historical levels;

  . we will be able to sustain our traffic levels or retain our advertising customers;

  . competitors will not experience greater growth in traffic as a result of strategic collaborative relationships which could make their web sites more attractive to advertisers; or

  . our affiliates and strategic partners will not sever or renew their agreements with us.

  There can be no assurance that we will be able to compete successfully against our current or future competitors or that competitive pressures faced by us will not have a material adverse effect on our business, our financial condition and the results of our operations.

Proprietary Rights and Licensing

  Our success depends significantly upon protecting our intellectual property. To do this, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties and protective contractual provisions. Prior to entering into discussions with potential content providers and affiliates regarding our business and technologies, we generally require that such parties enter into nondisclosure agreements with us. If these discussions result in a license or other business relationship, we also generally require that the agreement setting forth the parties' respective rights and obligations include provisions for the protection of our intellectual property rights.

  We have registered approximately 300 domain names, including all names currently in use across our networks. "Snowball," "ChickClick," "IGN," "PowerStudents" and "InsideGuide" are trademarks of ours. We have not applied for the registration of all of our trademarks and service marks and may not be successful in obtaining the trademarks and service marks that we have applied for. We have not applied for any patents.

  Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or services or obtain and use information that we regard as proprietary. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. We do not currently have any patents or patent applications pending in any foreign country. In addition, others could possibly independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, our business could suffer.

  Companies have frequently resorted to litigation regarding intellectual property rights. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. From time to time, we have received, and we may receive in the future, notice of claims of infringement of other parties' proprietary rights. Any such claims could be time-consuming, result in costly litigation, divert management's attention, require the change of our trademarks and the alternation of content, cause product or service release delays, require us to redesign our web sites or services or require us to pay damages or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms or at all. If a successful claim of infringement were made against us and we could not develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely and cost-effective basis, our business could suffer.

Employees

  As of November 30, 1999, we had a total of 232 employees, including 95 in sales and marketing, 31 in engineering, 87 in production and content and 19 in administration and finance. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

  Our future operating results depend in significant part on the continued service of our key technical, sales and senior management personnel. Other than as described in "Management-- Employment Arrangements, Termination of Employment Arrangements and Change of Control Arrangements," none of these individuals is bound by an employment agreement. Our future success also depends on our continuing ability to attract and retain highly qualified editorial, technical, sales and senior management personnel. Competition for these personnel is intense, and we may not be able to retain our key editorial, technical, sales and senior management personnel or attract these personnel in the future. If we are unable to hire and retain qualified personnel in the future, this inability could seriously harm our business.

Facilities

  Our principal editorial, sales, marketing, research, development and administrative office occupies approximately 26,000 square feet in San Francisco, California, under a month-to-month lease. In addition, we also lease sales and service offices in Los Angeles and New York City. We recently entered into a long-term lease for approximately 180,000 square feet to be divided among three buildings in Brisbane, California. We intend to relocate and expand our principal offices to this site next year. This lease will expire with respect to approximately 55,000 square feet, 61,000 square feet and 66,000 square feet 10 years, 11 years and 12 years, respectively, after we take occupancy. We believe that this proposed new facility will be adequate for our needs for the foreseeable future.

Legal Proceedings

  We are not a party to any material legal proceedings. We could become involved in litigation from time to time relating to claims arising out of our ordinary course of business.

                                   MANAGEMENT

                        Executive Officers and Directors

  The following table presents information regarding our executive officers and directors as of December 20, 1999.

          Name           Age                           Position
          ----           ---                           --------
Mark A. Jung............  38 President, Chief Executive Officer and Director
James R. Tolonen........  50 Chief Financial Officer, Chief Operating Officer and Director
Sandra Cavanah..........  39 Vice President, Affiliate Development
Janette S. Chock........  33 Vice President, Controller and Chief Accounting Officer
Teresa M. Crummett......  39 Vice President, Corporate Marketing and Product Management
Kenneth H. Keller.......  42 Vice President, Engineering
Kathleen Z.
 Layendecker............  38 Vice President, Affiliate Marketing
Elizabeth G. Murphy.....  41 Vice President, Sales and Marketing
Christopher Anderson....  42 Chairman of the Board and Director
Richard A. LeFurgy......  43 Director
Michael Orsak...........  39 Director
Robert H. Reid..........  34 Director

  Mark A. Jung has served as our President and Chief Executive Officer and as a director since our incorporation in January 1999. Prior to joining us, from February 1992 to July 1997, he co-founded and served as Chief Executive Officer, a director and, from February 1996 to July 1997, Chairman of Worldtalk Communications Corporation, an Internet security company. Mr. Jung holds a Bachelor of Science degree in electrical engineering from Princeton University and a Master of Business Administration from Stanford University.

  James R. Tolonen has served as our Chief Financial Officer and Chief Operating Officer since October 1999, and as a director since November 1999. Prior to joining us, from April 1998 to October 1998, he served as a director of Cybermedia, Inc., a software product service and support company, and as its President and Chief Operating Officer from May 1998 to October 1998. From June 1989 to April 1998, he served as Senior Vice President and Chief Financial Officer of Novell, Inc., a computer network and software company. Mr. Tolonen holds a Bachelor of Science degree in mechanical engineering and a Master of Business Administration from the University of Michigan. Mr. Tolonen is also a certified public accountant.

  Sandra Cavanah has served as our Vice President, Affiliate Development since June 1999. Ms. Cavanah shares responsibility for affiliate related matters with Ms. Layendecker, focusing primarily on affiliate development. From February 1999 to June 1999, she served as our Co-Director of Affiliate Marketing and Development, and from January 1999 to February 1999, she served as a consultant to us. Prior to joining us, from December 1997 to February 1999, she served as Chief Financial Officer of Genstar Capital, L.L.C., a private-equity investment firm. From April 1995 to November 1997, she served as an analyst at Robertson Stephens & Co., an investment banking firm, and from December 1993 to March 1995, she served as a consultant to Pacific Telesis Group, a holding company whose subsidiaries are communication services companies. Ms. Cavanah holds a Bachelor of Science degree in business administration from the University of California at Berkeley and a Master of Business Administration from Harvard University.

  Janette S. Chock has served as our Vice President, Controller and Chief Accounting Officer since October 1999. From February 1999 to October 1999, she served as our Controller, and from January 1999 to February 1999, she served as a consultant to us. Prior to joining us, from August 1998 to January 1999, she served as Controller of Fujitsu Personal Systems, Inc., a mobile computer hardware company. From October 1996 to July 1998, she served as Controller of Diffusion, Inc., a corporate information delivery software company, and from November 1993 to July 1996, she served as Controller of Worldtalk Communications Corporation, an Internet security company. Ms. Chock holds a Bachelor of Science degree in business administration from the University of California at Berkeley. Ms. Chock is also a certified public accountant.

  Teresa M. Crummett has served as our Vice President, Corporate Marketing and Product Management since March 1999. From January 1999 to March 1999, she served as a consultant to us. Prior to joining us, from August 1997 to December 1998, she was a self-employed business consultant. She served as a Director of Corporate Marketing at CyberCash, Inc., an electronic commerce company, from January 1996 to August 1997. From April 1994 to June 1995, she served as Vice President, Direct Marketing of Interactive Network, Inc., an interactive television company, and from March 1992 to November 1993, she served as Director of Marketing of Walt Disney Company, a diversified worldwide entertainment company. Ms. Crummett holds a Bachelor of Arts degree in government from Harvard University and a Master of Business Administration from Stanford University.

  Kenneth H. Keller has served as our Vice President, Engineering since March 1999. From January 1999 to March 1999, he served as a consultant to us. Prior to joining us, from May 1996 to December 1998, he was a self-employed business consultant, entrepreneur and investor. From April 1995 to April 1996, he served as Director of Development of Excite, Inc., an Internet media company. Mr. Keller holds a Bachelor of Science degree in mathematics from Carnegie Mellon University and a Master of Science degree and Ph.D. in computer science from the University of California at Berkeley.

  Kathleen Z. Layendecker has served as our Vice President, Affiliate Marketing since June 1999. Ms. Layendecker shares responsibility for affiliate related matters with Ms. Cavanah, focusing primarily on affiliate marketing. From February 1999 to June 1999, she served as our Co-Director of Affiliate Marketing and Development, and from January 1999 to February 1999, she served as a consultant to us. Prior to joining us, from January 1997 to June 1998, she served as an analyst for Bodri Capital Management, Inc., an investment company. From October 1993 to May 1995, she served as Director of Finance and Administration of Valentis Corp., a biotechnology company. Ms. Layendecker holds a Bachelor of Arts degree in English from Stanford University and a Master of Business Administration from the Yale School of Management.

  Elizabeth G. Murphy has served as our Vice President, Sales and Marketing since March 1999. Prior to joining us, from April 1992 to March 1999, she served most recently as Vice President, Associate Publisher with U.S. News and World Report, a publishing company. Ms. Murphy holds a Bachelor of Science degree in zoology from the University of Michigan.

  Christopher Anderson has served as our Chairman and a director since our incorporation in January 1999. He founded Imagine Media, Inc., an Internet media company, and has served as its President and as one of its directors since October 1993. He has also served as Chairman of the Board of Future Network plc, an Internet media company, since May 1998. Mr. Anderson holds a Bachelor of Arts degree in philosophy from Oxford University.

  Richard A. LeFurgy has served as a director since May 1999. He has been a member of Walden Media, L.L.C., the general partner of the Walden Media & Information Technology Fund, L.P., a venture capital firm since August 1999. He served as a consultant to the Walden Media & Information Technology Fund, L.P. from October 1998 to August 1999. From June 1995 to October 1998, he served as Senior Vice President, Advertising Sales of Starwave Corporation, an Internet media company, and from June 1978 to May 1995, he served as Executive Vice President, Senior Partner and a director at NW Ayer & Partners, an advertising agency. Mr. LeFurgy holds a Bachelor of Science degree in advertising from Syracuse University.

  Michael Orsak has served as a director since May 1999. He is a founder of Worldview Technology Partners, a venture capital firm, and has been a general partner since September 1996. From January 1990 to September 1996, he served as a co-manager of a fund of JAFCO America Ventures, a venture capital firm. Mr. Orsak holds a Bachelor of Arts degree in economics and a Master of Business Administration from Stanford University.

  Robert H. Reid has served as a director since March 1999. He is a founder of Listen.com, Inc., an Internet music company, and has served as its President and Chief Executive Officer since February 1998. From January 1997 to December 1998, he was an associate of 21st Century Internet Venture Partners, a venture capital firm, and from December 1994 to April 1996 he served as a Business Development Manager at Silicon Graphics, Inc., a high-performance computer company. Mr. Reid holds a Bachelor of Arts degree in international relations and a Master of Arts degree in international policy studies from Stanford University and a Master of Business Administration from Harvard University.

Board of Directors and Committees

  We currently have six directors. We intend to amend our certificate of incorporation upon the closing of this offering. The amended certificate of incorporation will divide our board of directors into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001, Class II, whose term will expire at the annual meeting of stockholders to be held in 2002, and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election.

  In addition, we intend to amend our bylaws upon the consummation of this offering to provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

  This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. See "Description of Capital Stock--Anti-Takeover Provisions of the Certificate of Incorporation, Bylaws and Delaware Law." There are no family relationships among any of our directors, officers or key employees.

  Our board of directors has a compensation committee and an audit committee.

  Compensation Committee. The current members of our compensation committee are Messrs. Anderson, Orsak and Reid. The compensation committee reviews and makes recommendations to our board concerning salaries and incentive compensation for our officers and employees. The compensation committee also administers our 1999 Equity Incentive Plan and will administer our 2000 Equity Incentive Plan and 2000 Employee Stock Purchase Plan.

  Audit Committee. The current members of our audit committee are Messrs. LeFurgy and Orsak. Our audit committee reviews and monitors our financial statements and accounting practices, makes recommendations to our board regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors.

Compensation Committee Interlocks and Insider Participation

  Before June 1999, our board of directors did not have a compensation committee and all compensation decisions were made by the full board of directors. In June 1999, we formed a compensation committee consisting of Richard LeFurgy, Michael Orsak and Mark Jung. Mr. Jung served as our President and Chief Executive Officer while he was a member of the compensation committee. In December 1999, we replaced the membership of our compensation committee with our current compensation committee membership. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has an interlocking relationship existed in the past. Mr. Jung has not participated in discussions by our board or directors or the compensation committee with respect to his compensation. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors.

  Preferred Stock Financings. Christopher Anderson, our Chairman and one of our directors, and Mark Jung, our President and Chief Executive Officer and one of our directors, purchased 12,857,143 and 989,011 shares, respectively, of Series A preferred stock at $0.2333 per share in February 1999. In May 1999, Richard LeFurgy, one of our directors, purchased 35,545 shares of Series B-1 preferred stock at $4.22 per share, and in October 1999, James Tolonen, one of our directors and our Chief Financial Officer and Chief Operating Officer, purchased 150,000 shares of Series B-1 preferred stock at $4.22 per share. In addition, entities associated with Worldview Technology Partners and the Walden Media & Information Technology Fund, L.P., purchased 1,540,284 and 1,220,378 shares, respectively, of Series B-1 preferred stock at $4.22 per share in May 1999. In December 1999, these same individuals and entities purchased shares of Series C preferred stock at $10.00 per share in the following amounts: 700,000 shares by Mr. Anderson; 50,000 shares by Mr. Jung and 10,000 by the Jung-Murdock Children's Trust U/A 11/23/93, Susan Murdock TTEE, a trust for the benefit of Mr. Jung's children; 3,400 shares by Mr LeFurgy; 117,800 shares by entities associated with Walden Media & Information Technology Fund, L.P.; and 148,700 shares by entities associated with Worldview Technology Partners. Michael Orsak, one of our directors, is a general partner of Worldview Technology Partners and Richard LeFurgy is a member of Walden Media, L.L.C., the general partner of the Walden Media & Information Technology Fund, L.P., and each may be deemed to own beneficially the shares held by the entities with whom they are associated.

  Loan to Christopher Anderson. In February 1999, we loaned an aggregate of $2,000,000 to Mr. Anderson, our Chairman and one of our directors, in connection with his purchase of 12,857,143 shares of our Series A preferred stock. The loan is secured by a full recourse promissory note and a stock pledge agreement. The note accrued interest at a rate of 4.57% per year and was due and payable with respect to $1,000,000 of principal, plus interest, on or before March 1, 1999 and with respect to the remaining $1,000,000 of principal, and any remaining interest, on or before April 1, 1999. The note has been repaid in full.

  Sale of Common Stock and Loan to Mark Jung. In February 1999, we loaned an aggregate of $92,300 to Mark Jung, our President and Chief Executive Officer and one of our directors, in connection with his purchase of 1,978,021 shares of our common stock at $0.04667 per share. The loan is secured by a full recourse promissory note and a stock pledge agreement. The note accrues interest at a rate of 4.64% per year, payable annually, and is due and payable on or before February 1, 2003. We will forgive the principal and accrued interest ratably over a 48-month period from December 1998. In the event that Mr. Jung's employment with us is terminated for any reason, then all remaining unpaid principal and interest shall become due and payable within 90 days after termination, unless we agree to a longer period.

  Sale of Common Stock and Loan to Robert Reid. In March 1999, we loaned an aggregate of $7,000 to Mr. Reid, one of our directors, in connection with his purchase of 150,000 shares of our common stock at $0.04667. The loan is secured by a full recourse promissory note and a stock pledge agreement. The note accrues interest at a rate of 4.67% per year, payable annually, and is due and payable in full on or before March 11, 2001.

  Sale of Preferred Stock and Loan to Trusts Associated with James Tolonen. In October 1999, we loaned an aggregate of $333,000 to Mr. Tolonen, our Chief Financial Officer and Chief Operating Officer and one of our directors, in his capacity as trustee for the James R. Tolonen and Ginger Tolonen Family Trust dated 9/26/96 in connection with its purchase of 120,000 shares of our Series B-1 preferred stock at $4.22 per share. The loan is secured by a full recourse promissory note and a stock pledge agreement. The note accrues interest at a rate of 5.86% per year, payable annually, and is due and payable in full on or before October 20, 2003. We will forgive the principal and accrued interest ratably over a 48-month period from October 1999. Mr. Tolonen also purchased 30,000 shares of our Series B-1 preferred stock in his capacity as a trustee for the James R. Tolonen 1999 Grantor Retained Annuity Trust at this time.

  Sale of Common Stock and Loan to James Tolonen. In November 1999, we loaned an aggregate of $600,000 to Mr. Tolonen, our Chief Financial Officer and Chief Operating Offer and one of our directors, in connection with his purchase of 400,000 shares of our common stock at $2.00 per share. The loan is secured by a full recourse promissory note and a stock pledge agreement. The note accrues interest at a rate of 6.08% per year, payable annually, and is due and payable in full on or before November 30, 2003.

  The promissory notes for Messrs. Jung and Reid and Mr. Tolonen's Trust provide that all remaining unpaid principal and interest shall become due and payable if the borrower's relationship with us ceases.

Director Compensation

  Our directors do not receive cash compensation for their services as directors but are reimbursed for their reasonable expenses in attending board and board committee meetings.

  Each eligible director who is not our employee and who is or becomes a member of our board on or after the effective date of the registration statement, of which this prospectus forms a part, will be granted an option to purchase 20,000 shares of common stock under our 2000 Equity Incentive Plan, unless that director has previously received an option grant in that amount before the effective date. Immediately following each annual meeting of our stockholders, each eligible director will automatically be granted an additional option to purchase 5,000 shares under the plan if the director has served continuously as a member of the board for at least one year. The options will have 10-year terms and will terminate three months following the date the director ceases to be one of our directors or consultants, 12 months if the termination is due to death or disability, or one month if the termination is for cause. All options granted under the plan will vest over four years from the date of grant, with 25% of the shares vesting on the first anniversary of the date of grant and the remainder to vest ratably over a 36-month period thereafter.

Executive Compensation

  The following table presents projected compensation information for 1999 with regard to compensation paid to or accrued by our chief executive officer and each of our four other most highly compensated executive officers whose salary and bonus for 1999 will be more than $100,000. None of our officers were compensated in 1998. The restricted stock value is calculated based upon a $0.04667 per share purchase price and assumes that the estimated fair market value on the date of grant is equal to the assumed initial public offering
price of $   per share. On December 31, 1999, Mr. Jung will hold 1,978,021
shares of our common stock pursuant to a restricted stock award of     subject
to our right to repurchase these shares upon termination of his employment. Our repurchase right expires ratably over a 48-month period from December 1998. If declared by the board, dividends will be paid on Mr. Jung's restricted stock award. If the value of our common stock on December 31, 1999 was the assumed
initial public offering price of $   per share, the value of Mr. Jung's
restricted stock award at that time would have been $   .

                           Summary Compensation Table

                                  Annual            Long Term
                               Compensation    Compensation Awards
                              --------------- ---------------------
                                              Restricted Securities
                                                Stock    Underlying  All Other
Name and Principal Positions   Salary  Bonus    Award     Options   Compensation
----------------------------  -------- ------ ---------- ---------- ------------
Mark A. Jung................  $230,770 $  --   $    --        --      $20,000
 President and Chief
  Executive Officer
Elizabeth G. Murphy.........   160,000 40,500       --    300,000         --
 Vice President, Sales and
  Marketing
Kenneth H. Keller...........   148,077    --        --    450,000      38,000
 Vice President, Engineering
Teresa M. Crummett..........   119,616 15,000       --    198,000      48,500
 Vice President, Corporate
  Marketing and Product
  Management
Janette S. Chock............   123,462    --        --    147,500       5,000
 Vice President, Controller
  and Chief Accounting
  Officer

  The amounts listed under the column captioned "All Other Compensation" represents payments made on our behalf by Imagine Media in January and February 1999. The bonuses to be earned by Ms. Murphy and Ms. Crummett for the quarter ending December 31, 1999 are estimates because each person's bonus is determined at the discretion of Mark Jung, our President and Chief Executive Officer, some time after the month of December. James Tolonen, our Chief Financial Officer and Chief Operating Officer, was hired in October 1999 and, had he been employed for the entire year, would have earned a salary of $225,000. Mr. Tolonen was granted an option to purchase 600,000 shares of common stock and purchased 150,000 shares of Series B-1 preferred stock, in his capacity as a trustee for selected trusts.

                             Option Grants in 1999

  The following table presents the grants of stock options under our 1999 Equity Incentive Plan during 1999 to our chief executive officer and each of our four other most highly compensated executive officers in 1999. None of our officers were compensated in 1998.

  Options granted under the 1999 Equity Incentive Plan are either incentive stock options or nonqualified stock options and generally become exercisable with respect to 25% of the shares subject to the option on the first anniversary of the date of grant and with respect to an additional 2.0833% of these shares each month thereafter, subject to acceleration in some instances upon certain changes in our control. Stock option grants in excess of 25,000 shares are generally immediately exercisable, subject to acceleration in some instances upon certain changes in our control or termination by us in certain circumstances. We have a right to repurchase these shares upon termination of the optionee's employment with us. This right generally lapses as to 25% of the shares subject to the option on the first anniversary of the date of grant and as to 2.083% each month thereafter. Options expire ten years from the date of grant. Options were granted at an exercise price equal to the fair market value of our common stock, as determined by our board on the date of grant. We did not grant options in 1998. As of December 20, 1999, we have granted to our employees options to purchase a total of 6,103,962 shares of common stock under the 1999 Equity Incentive Plan and an additional 86,250 shares of common stock outside the plan.

  The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices. The potential realizable values at 0%, 5% and 10% appreciation are calculated by assuming that the estimated fair market value on the date of grant, based upon an assumed initial
public offering price of $   per share, appreciates at the indicated rate for
the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

                                                                   Potential Realizable
                                                                     Value at Assumed
                                                                   Annual Rates of Stock
                                                                    Price Appreciation
                                    Individual Grants                 for Option Term
                         ---------------------------------------- -----------------------
                                     Percent
                                       of
                                      Total
                         Number of   Options
                         Securities  Granted  Exercise
                         Underlying    to      Price
                          Options   Employees   Per    Expiration
          Name            Granted    in 1999   Share      Date      0%      5%      10%
          ----           ---------- --------- -------- ---------- ------- ------- -------
Mark A. Jung............      --       -- %   $    --        --      -- %    -- %    -- %
Elizabeth G. Murphy.....  300,000     4.85     0.04667   3/15/09
Kenneth H. Keller.......  450,000     7.27     0.04667   3/15/09
Teresa M. Crummett......  198,000     3.20     0.04667   3/15/09
Janette S. Chock........   99,000     1.60     0.04667   2/24/09
                           13,500     0.22     0.04667   3/15/09
                           35,000     0.57     2.00      10/4/09
James R. Tolonen........  600,000     9.70     2.00     10/20/09

      Aggregated Option Exercises in 1999 and Values at December 31, 1999

  The following table presents the number of shares acquired and the value realized upon exercise of stock options for the year ended December 31, 1999 and the number of shares of common stock subject to "exercisable" and "unexercisable" stock options held as of December 31, 1999 by our chief executive officer and each of our four other most highly compensated executive officers. All options were granted under our 1999 Equity Incentive Plan. Each of these options was immediately exercisable upon grant, but is subject to our right to repurchase the option shares at the exercise price upon termination of the optionee's employment. Our right to repurchase the shares lapses either (1) as to 25% of the shares subject to the option on the first anniversary of the date of grant and the remainder expires ratably over a 36-month period thereafter or (2) as to 12.5% of the shares subject to the option on the six month anniversary of the date of grant and the remainder expires ratably over a 42-month period thereafter. In the table below, the heading "exercisable" refers to shares as to which our right of repurchase has lapsed. The heading "unexercisable" refers to shares that we still have the right to repurchase upon termination of the optionee's employment. Also presented are values of "in-the-money" options, which represent the positive difference between the exercise price of each outstanding stock option and an assumed initial public
offering price of $     per share.

                                                  Number of Securities             Value of Unexercised
                          Number of              Underlying Unexercised           In-the-Money Options at
                           Shares             Options at December 31, 1999           December 31, 1999
                         Acquired on  Value   --------------------------------   -------------------------
          Name            Exercise   Realized  Exercisable      Unexercisable    Exercisable Unexercisable
          ----           ----------- -------- --------------   ---------------   ----------- -------------
Mark A. Jung............      --       $ --                --                --       --           --
Elizabeth G. Murphy.....      --         --                --            300,000      --
Kenneth H. Keller.......      --         --            112,500           337,500
Teresa M. Crummett......      --         --             45,375           152,625
Janette S. Chock........      --         --             23,156           124,344
James R. Tolonen........      --         --             25,000           575,000

Benefit Plans

 1999 Equity Incentive Plan.

  As of December 20, 1999, options to purchase 2,292,680 shares of common stock were outstanding under the 1999 Equity Incentive Plan and 1,849,682 shares of common stock remained available for issuance upon the exercise of options that may be granted in the future. The options that were outstanding as of that date had a weighted average exercise price of $0.82 per share. This plan will terminate upon this offering and no options will be granted under this plan after this offering. However, termination will not affect any outstanding options, all of which will remain outstanding until exercise or until they terminate or expire by their terms. Options granted under this plan are subject to terms substantially similar to those described below with respect to options granted under the 2000 Equity Incentive Plan.

 2000 Equity Incentive Plan.

  The Board is considering a proposal to adopt the 2000 Equity Incentive Plan
and to reserve                shares of common stock to be issued under this
plan. On each January 1, beginning in 2001, the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to 5% of our outstanding shares of capital stock on December 31 of the preceding year.

  The following shares will be available for grant and issuance under the equity incentive plan:

  . shares under the 2000 Equity Incentive Plan not issued or subject to outstanding grants on the date of this prospectus;

  . shares that are subject to issuance upon exercise of an option granted under the equity incentive plan that cease to be subject to the option for any reason other than exercise of the option including by the expiration of the option or the option otherwise becoming unexercisable for any reason without having been exercised in full;

  . shares that have been issued upon the exercise of an option granted under the equity incentive plan that are subsequently forfeited or repurchased by us at the original purchase price;

  . shares that are subject to an award granted pursuant to a restricted stock purchase agreement under the equity incentive plan that are subsequently forfeited or repurchased by us at the original issue price; or

  . shares that are subject to stock bonuses granted under the equity incentive plan that terminate without shares being issued.

This plan will become effective on the consummation of this offering and will terminate on ten years following adoption, unless it is terminated earlier by our board. The plan will authorize the award of options, restricted stock awards and stock bonuses. No person will be eligible to receive more than 1,500,000 shares in any calendar year under the plan other than a new employee. A new employee will be eligible to receive no more than 3,000,000 shares in the calendar year in which the employee commences employment.

  The plan will be administered by our compensation committee, all of the members of which are "non-employee directors" under applicable federal securities laws and "outside directors" as defined under applicable federal tax laws. The compensation committee will have the authority to construe and interpret the plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Also, non-employee directors are entitled to receive automatic annual grants of options to purchase shares of our common stock, as described under "Management--Director Compensation."

  The plan will provide for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. Incentive stock options may be granted only to our employees or employees of our parent or subsidiary, if any. All awards other than incentive stock options may be granted to employees, officers, directors, consultants, independent contractors and advisors of ours or our parent or subsidiary, if any, provided that, in the case of the consultants, independent contractors and advisors they render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value. The exercise price of non-qualified stock options must be at least equal to 85% of the fair market value of our common stock on the date of grant.

  Options may be exercisable only as they vest or may be immediately exercisable with the shares issued subject to our right of repurchase that lapses as the shares vest. In general, options and the shares issued pursuant to immediately exercisable options will vest over a four-year period. The maximum term of options granted under the plan is ten years.

  Awards granted under the plan may not be transferred in any manner other than by will or by the laws of descent and distribution. They may be exercised during the lifetime of the optionee only by the optionee. The compensation committee could determine otherwise and provide for these provisions in the award agreement, but only with respect to awards that are not incentive stock options. Options granted under the plan generally may be exercised for a period of time after the termination of the optionee's service to us or to our parent or subsidiary, if any. Options will generally terminate one month after termination of employment for cause.

  The purchase price for restricted stock will be determined by our compensation committee. Stock bonuses may be issued for past services or may be awarded upon the completion of certain services or performance goals.

  If we are dissolved or liquidated or have a "change in control" transaction, outstanding awards may be assumed or substituted by the successor corporation, if any. In the discretion of the compensation committee, the vesting of these awards may accelerate upon one of these transactions.

 2000 Employee Stock Purchase Plan.

  The board is considering a proposal to adopt the 2000 Employee Stock Purchase Plan and to reserve 500,000 shares of common stock under this plan. The plan will become effective on the first business day on which price quotations for our common stock are available on the Nasdaq National Market. On each January 1, beginning in 2001, the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to 1% of our outstanding shares on December 31 of the preceding year. The aggregate number of shares reserved for issuance under the plan may not exceed 5,000,000 shares. The plan will be administered by our compensation committee which will have the authority to construe and interpret the plan.

  Employees generally will be eligible to participate in the plan if:

  .  they are employed before the beginning of an offering period;

  . they are customarily employed by us, or our parent or any subsidiaries that we designate, for more than 20 hours per week and more than five months in a calendar year; and

  . are not, and would not become as a result of being granted an option under the plan, 5% stockholders of us or our designated parent or subsidiaries.

  Under the plan, eligible employees will be permitted to acquire shares of our common stock through payroll deductions. Eligible employees may select a rate of payroll deduction between 1% and 10% of their compensation, subject to maximum purchase limitations. Participation in the plan will end automatically upon termination of employment for any reason.

  Each offering period under the plan will be for two years and will consist of four six-month purchase periods. The first offering period is expected to begin on the first business day on which price quotations for our common stock are available on the Nasdaq National Market. Additional offering periods and purchase periods will begin on February 1 and August 1 of each year. Because the first day on which price quotations for our common stock may be available on the Nasdaq National Market may not be February 1 or August 1, the length of the first offering period will be more than two years, and the length of the first purchase period may be more than six months.

  The plan will provide that, in the event of our proposed dissolution or liquidation, each offering period that commenced prior to the closing of the proposed event shall continue for the duration of the offering period, provided that the compensation committee may fix a different date for termination of the plan. The purchase price for our common stock purchased under the plan is 85% of the lesser of the fair market value of our common stock on the first or last day of the applicable offering period.

The compensation committee will have the power to change the offering dates, purchase dates and duration of offering periods or purchase periods without stockholder approval, if the change is announced prior to the relevant offering period, or prior to such other time period as specified by the compensation committee.

  The plan will be intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. Rights granted under the plan will not be transferable by a participant other than by will or the laws of descent and distribution.

  The plan will terminate ten years following adoption, unless it is terminated earlier under the terms of the plan. The board will have the authority to amend, terminate or extend the term of the plan, except that no action may adversely affect any outstanding options previously granted under the plan. Except for the automatic annual increase of shares described above, stockholder approval is required to increase the number of shares that may be issued or to change the terms of eligibility under the plan. The board may make amendments to the plan as it determines to be advisable if the financial accounting treatment for the plan is different from the financial accounting treatment in effect on the date the plan was adopted by the board.

 401(k) Plan. We sponsor a defined contribution plan intended to qualify under
Section 401 of the Internal Revenue Code, or a 401(k) plan. All employees are generally eligible to participate and may enter the plan as of the first day of the month coinciding with or next following the date on which the participant met the requirements. Participants may make pre-tax contributions to the plan of up to 20% of their eligible earnings, subject to a statutorily prescribed annual limit. Each participant is fully vested in his or her contributions and the investment earnings. Contributions to the plan by the participants or by us, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Participant and company contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

        Employment Arrangements, Termination of Employment Arrangements
                       and Change of Control Arrangements

  Mark A. Jung's offer letter, dated February 1, 1999, provides for an initial annual salary of $250,000 commencing on February 1, 1999. Pursuant to the offer letter, Mr. Jung purchased 1,978,021 shares of our common stock at $0.04667 per share. The shares purchased by him are subject to our right to repurchase these shares upon termination of his employment. Our right to repurchase his shares at the original price upon his termination lapses ratably over a 48-month period from December 1998. The repurchase right will expire as to half of the shares of common stock subject to repurchase at any given time if Mr. Jung is terminated by us without cause or if he terminates his employment under some circumstances. In connection with this stock purchase, we agreed to loan Mr. Jung the entire purchase price. See "Management--Compensation Committee Interlocks and Insider Participation."

  James R. Tolonen's offer letter, dated October 18, 1999, provides for an initial annual salary of $225,000 commencing on October 1, 1999. Pursuant to the offer letter, Mr. Tolonen purchased 150,000 shares of our Series B-1 preferred stock at a purchase price of $4.22 per share. In connection with this stock purchase, we loaned him $333,000 in his capacity as trustee for the James
R. Tolonen and Ginger Tolonen Family Trust dated 9/26/96, pursuant to a full recourse promissory note representing part of the purchase price for his shares. The principal amount of the loan is due on October 20, 2003 or earlier in the event of his termination for cause or if he terminates his employment under some circumstances, and bears interest at the rate of 5.86% per year.
Mr. Tolonen's offer letter provides that the note and any accrued interest will be forgiven in full if he is terminated without cause or if he terminates his employment under some circumstances. See "Management--Compensation Committee Interlocks and Insider Participation." Pursuant to the offer letter, Mr. Tolonen was granted options to purchase 600,000 shares of our common stock at an exercise price of $2.00 per share under the 1999 Equity Incentive Plan, which upon exercise will be subject to our right to repurchase all of the shares of common stock upon termination of his employment. In November 1999, he exercised options to purchase 400,000 shares of our common stock at an exercise price of $2.00 per share. Our right to repurchase these shares lapses ratably over a 48-month period from October 1999. In addition, our repurchase right lapses as to 75,000 shares of common stock if Mr. Tolonen is terminated by us without cause or if he terminates his employment under some circumstances, unless termination happens 60 days before, or within one year after, we are acquired or merge with another company, in which case our right to repurchase these shares lapses as to 150,000 shares.

  Janette S. Chock's offer letter, dated January 18, 1999, provides for an initial annual salary of $120,000 commencing on February 1, 1999. Pursuant to the offer letter, Ms. Chock purchased 99,000 shares of our common stock at an exercise price of $0.04667 per share under the 1999 Equity Incentive Plan. Upon termination of her employment, we have the right to repurchase at the exercise price all of the shares of common stock for which our repurchase right has not lapsed. Our right to repurchase her shares at the original price upon termination lapsed as to 12,375 shares on August 1, 1999 and lapses as to approximately 2,062 shares each month thereafter.

  Teresa M. Crummett's offer letter, dated March 15, 1999, provides for an initial annual salary of $140,000 commencing on March 15, 1999, and an incentive bonus of up to $7,500 per quarter commencing June 30, 1999. Pursuant to the offer letter, Ms. Crummett purchased 198,000 shares of our common stock at an exercise price of $0.04667 per share under the 1999 Equity Incentive Plan. Upon termination of her employment, we have the right to repurchase at the exercise price all of the shares of common stock for which our repurchase right has not lapsed. Our right to repurchase her shares lapsed as to 24,750 shares on July 1, 1999 and lapses as to 4,125 shares each month thereafter.

  Kenneth H. Keller's offer letter, dated March 15, 1999, provides for an initial annual salary of $175,000 commencing on March 15, 1999. Pursuant to the offer letter, Mr. Keller purchased 450,000 shares of our common stock at an exercise price of $0.04667 per share under the 1999 Equity Incentive Plan. Upon termination of his employment, we have the right to repurchase at the exercise price all of the shares of common stock for which our repurchase right has not lapsed. Our right to repurchase his shares lapsed as to 28,125 shares on March 22, 1999 and lapses as to approximately 9,375 shares each month thereafter. The repurchase right will expire as to 112,500 shares of the common stock subject to repurchase at any given time if Mr. Keller is terminated by us without cause or if he terminates his employment under some circumstances.

  Elizabeth G. Murphy's offer letter, dated March 4, 1999, provides for an initial annual salary of $200,000 commencing on March 17, 1999 and an incentive bonus of up to $75,000, of which $36,500 is guaranteed in the first year of her employment. In addition, her offer letter provides that we will pay her $100,000 if she is terminated by us without cause, or if she terminates her employment under some circumstances. Pursuant to the offer letter, Ms. Murphy purchased 300,000 shares of our common stock, of which 75,000 shares shall vest on March 15, 2000 and the remainder will vest ratably over a 36-month period thereafter, at an exercise price of $0.04667 per share under the 1999 Equity Incentive Plan. Upon termination of her employment, we have the right to repurchase at the exercise price all of the shares of common stock for which our repurchase right has not lapsed. Our right to repurchase her shares will lapse as to 75,000 shares on March 17, 1999 and will lapse as to 6,250 shares each month thereafter. The repurchase right will expire as to 75,000 shares of the common stock subject to repurchase at any given time if Ms. Murphy is terminated by us without cause or if she terminates her employment under some circumstances.

  Unless stated otherwise, if we merge with or are acquired by another company and the surviving company does not assume the employment contracts between our executive officers and us, our executive officers may terminate their employment at their own election and our repurchase right will expire as to 25% of the number of shares purchased pursuant to the employment contract.

                  Limitation of Liability and Indemnification

  Our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages resulting from breach of fiduciary duty as a director, except liability for:

  .  any breach of the director's duty of loyalty to us or our stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful dividends and stock repurchases or redemptions under section 174 of the Delaware General Corporation Law; or

  . any transaction from which the director derived an improper personal benefit.

These provisions are permitted under Delaware law.

  Our bylaws provide that:

  . we must indemnify our directors and executive officers to the fullest extent permitted by Delaware law or any other applicable law, subject to very limited exceptions;

  . we may indemnify our other employees and agents to the same extent that we indemnified our directors and executive officers, unless otherwise required by law, our certificate of incorporation, bylaws or agreements; and

  . we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

  Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our current directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification provided in our certificate of incorporation and bylaws and to provide additional procedural protections. Presently, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

  We have liability insurance for our directors and officers and intend to obtain a rider to extend that coverage for public securities matters.

                           RELATED PARTY TRANSACTIONS

  Other than the employment agreements described in "Management," and the transactions described below, since we were formed there has not been nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

  .  in which the amount involved exceeds or will exceed $60,000, and

  . in which any director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Sales of Securities

  In February and March 1999, we sold an aggregate of 14,985,165 shares of Series A preferred stock at a purchase price of $0.2333 per share. In February 1999, we issued and sold an aggregate of 7,500,000 shares of Series B preferred stock to Imagine Media, Inc. in exchange for certain assets of Imagine Media valued at $1,750,000. In connection with this issuance of Series B preferred stock, we entered into a Services and Support Agreement with Imagine Media dated as of January 1999. This agreement was intended to assist us in our organizational and start-up phase by providing support services to us and by permitting us to occupy space in Imagine Media's premises. The agreement terminated on October 1, 1999, and we are currently discussing its renewal. In May, June and October 1999, we sold an aggregate of 5,789,807 shares of Series B-1 preferred stock at a purchase price of $4.22 per share. In connection with this sale, all shares of Series B preferred stock converted into 414,691 shares of Series B-1 preferred stock for no additional consideration. In December 1999, we agreed to sell an aggregate of 3,529,000 shares of Series C preferred stock at a purchase price of $10.00 per share, of which 3,379,000 shares were issued in December 1999 and 150,000 will be issued in January 2000.

  Purchasers of our preferred and common stock include, among others, the following executive officers, directors and holders of more than 5% of our outstanding stock:

                                                               Series B-
                                           Series A  Series B      1        Series C
                                 Common   preferred  preferred preferred    preferred
                                  stock     stock      stock     stock        stock
          Purchaser             purchased purchased  purchased purchased    purchased
          ---------             --------- ---------- --------- ---------    ---------
Christopher Anderson..........         -- 12,857,143        --        --     700,000
Imagine Media, Inc............         --    989,011 7,500,000   260,664     100,000
Mark A. Jung..................  1,978,021    989,011        --        --      60,000(1)
Michael Orsak
 Entities associated with
 Worldview
 Technology Partners..........         --         --        -- 1,540,284     148,700
Richard A. LeFurgy
 Entities associated with the
 Walden
 Media & Information Technology
 Fund, L.P....................    108,000         --        -- 1,255,923     121,200
Kenneth H. Keller.............         --    150,000        --        --      14,500
James R. Tolonen..............         --         --        --   150,000(2)       --

--------
(1) Includes 10,000 shares held by the Jung-Murdock Children's Trust U/A 11/23/93, Susan Murdock TTEE. Mr. Jung disclaims beneficial ownership with respect to the shares held by the Jung-Murdock Children's Trust.

(2) Represents 120,000 shares held by the James R. Tolonen and Ginger Tolonen Family Trust dated 9/26/99 and 30,000 shares held by the James R. Tolonen 1999 Grantor Retained Annuity Trust.

  All of the share numbers described above reflect the conversion of each outstanding share of preferred stock into shares of our common stock. Mr. Anderson, one of our directors, is the President and a director of Imagine Media and may be deemed to beneficially own the shares held by Imagine Media. Mr. Orsak, one of our directors, is a general partner of Worldview Technology Partners and may be deemed to beneficially own the shares held by Worldview Technology Partners. Mr. LeFurgy, one of our directors, is a member of the Walden Media, L.L.C., the managing member of the Walden Media & Information Technology Fund, L.P., and may be deemed to beneficially own the shares held by the Walden Media & Information Technology Fund, L.P. and its affiliated entities.

Indemnification

  We have entered into an indemnification agreement with Richard LeFurgy. Under that agreement, we will indemnify Mr. LeFurgy for liabilities incurred by him in connection with the possible recruitment of employees or consultants from a particular company.

  We intend to enter into indemnification agreements with each of our officers and directors. Those indemnification agreements will require us to indemnify our officers and directors to the fullest extent permitted by Delaware law. See "Description of Capital Stock--Indemnification of Directors and Executive Officers and Limitation of Liability."

Registration Rights

  Holders of our preferred stock are entitled to registration rights with respect to the shares of common stock that they will hold following this offering. See "Description of Capital Stock --Registration Rights."

Loans to and other Arrangements with Officers and Directors

  Please refer to "Management--Compensation Committee Interlocks and Insider Participation" for a description of the loans to Messrs. Anderson, Jung, Reid and Tolonen and "Management--Employment Agreements, Termination of Employment Agreements and Change of Control Arrangements" for a description of stock option grants to officers and directors.

  We believe that all transactions between us and our officers, directors, principal stockholders and other affiliates have been and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

  The following table presents information as to the beneficial ownership of our common stock as of December 20, 1999 and as adjusted to reflect the sale of the common stock in this offering by

  . each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

  .  each of our directors;

  .  each executive officer listed in the Summary Compensation Table, above;
     and

  .  all executive officers and directors as a group.

                                                    Percentage of Shares
                                                     Beneficially Owned
                                                    ------------------------
                                  Number of Shares  Prior to      After the
    Name of Beneficial Owner     Beneficially Owned Offering       Offering
    ------------------------     ------------------ ----------    ----------
Christopher Anderson(1).........     15,321,509             48.2%             %
Mark A. Jung(2).................      3,027,032              9.5
Imagine Media, Inc.(3)
 150 North Hill Drive
 Brisbane, California 94005.....      1,764,366              5.6
Michael Orsak(4)
 Worldview Technology Partners
 entities
 435 Tasso Street, Suite 120
 Palo Alto, California 94301....      1,688,984              5.3
Weiss Peck & Greer, L.L.C.
 entities(5)
 555 California Street, Suite
 3130
 San Francisco, California 94104
 Attn: Christopher J. Schaepe...      1,688,983              5.3
Richard A. LeFurgy(6)
 The Walden Media & Information
 Technology Fund, L.P. entities
 750 Battery St., 7th Floor
 San Francisco, California
 94111..........................      1,485,123              4.7
James R. Tolonen(7).............        750,000              2.4
Kenneth H. Keller(8)............        614,500              1.9
Elizabeth G. Murphy(9)..........        300,000                *             *
Teresa M. Crummett(10)..........        198,000                *             *
Robert H. Reid(11)..............        150,000                *             *
Janette S. Chock(12)............        147,500                *             *
All 12 directors and executive
 officers as a group(13)........     23,915,148             75.2%             %

--------
  *  Less than 1% of the outstanding shares of common stock.

 (1) Based on information provided to us by Mr. Anderson and Imagine Media, Inc. indicating that Mr. Anderson has sole voting and dispositive power with respect to 13,557,143 shares and shares voting and dispositive power with respect to 1,764,366 shares held by Imagine Media, Inc. described in footnote 3. Mr. Anderson disclaims beneficial ownership with respect to the shares held by Imagine Media, Inc.

 (2) Includes 10,000 shares of common stock held of record by the Jung-Murdock Children's Trust U/A 11/23/93, Susan Murdock TTEE. Mr. Jung disclaims beneficial ownership with respect to the shares held by the Jung-Murdock Children's Trust. Includes 1,401,098 shares of common stock subject to our repurchase right.

 (3) Mr. Anderson, one of our directors, is the President and a director of Imagine Media, Inc. Based on information provided to us by Mr. Anderson and Imagine Media, Inc., Mr. Anderson shares voting and dispositive power with respect to the shares held of record by Imagine Media, Inc. Mr. Anderson disclaims beneficial ownership with respect to the shares held by Imagine Media, Inc.

 (4) Represents 1,252,425 shares held by Worldview Technology Partners II, L.P., 383,395 shares held by Worldview Technology International II, L.P. and 53,164 shares held by Worldview Strategic Partners II, L.P. Mr. Orsak is a general partner of the Worldview Technology Partner entities. Mr. Orsak disclaims beneficial ownership of shares held by the Worldview Technology Partner entities except to the extent of his pecuniary interest in this venture capital firm.

 (5) Includes 1,163,600 shares held by Weiss, Peck & Greer Venture Associates V, L.L.C., 11,829 shares held by Weiss, Peck & Greer Venture Associates V-A, L.L.C., 253,687 shares held by Weiss, Peck & Greer Venture Associates V Cayman, L.P. and 259,867 shares held by Discovery Ventures III, LLC. Christopher J. Schaepe is a managing member of WPG VC Fund Adviser II, L.L.C., the Fund Investment Advisory Member of Weiss, Peck & Greer Venture Associates V, L.L.C. and Weiss, Peck & Greer Venture Associates V-A, L.L.C., and the Fund Investment Advisory Partner of Weiss, Peck & Greer Venture Associates V Cayman, L.P. Mr. Schaepe shares voting and dispositive power with respect to the shares held by Weiss, Peck & Greer Venture Associates V, L.L.C., Weiss, Peck & Greer Venture Associates V-A, L.L.C. and Weiss, Peck & Greer Venture Associates V Cayman, L.P. Based on information provided to us by Weiss, Peck & Greer, L.L.C., Weiss, Peck & Greer, L.L.C. is a member of Discovery III Management, LLC, the Fund Investment Advisory member of Discovery Ventures III, LLC, and is a Class A Non-Managing Member of WPG VC Fund Adviser II, L.L.C. Weiss, Peck & Greer, L.L.C. and Mr. Schaepe disclaim beneficial ownership with respect to the shares held by Weiss, Peck & Greer Venture Associates V, L.L.C., Weiss, Peck & Greer Venture Associates V-A, L.L.C., Weiss, Peck & Greer Venture Associates V Cayman, L.P. and Discovery Ventures III, LLC, except to the extent of their pecuniary interest in these entities. Includes 87,750 shares of common stock subject to our repurchase right within 60 days of December 20, 1999.

 (6) Includes 26,007 shares held by Infotech Partners Ltd., 26,007 shares held by Walden EDB Partners, L.P., 11,848 shares held by Walden Japan Partners, L.P. and 1,274,316 shares held by Walden Media & Information Technology Fund, L.P. Mr. LeFurgy, one of our directors, is a member of Walden Media, L.L.C., the general partner of Walden Media & Information Technology Fund, L.P., and an affiliate of Walden Japan Partners, L.P., Walden EDB Partners, L.P. and Infotech Partners Ltd. Mr. LeFurgy disclaims beneficial ownership of the shares held by Walden Media & Technology Fund, L.P., Walden Japan Partners, L.P., Walden EDB Partners, L.P. and Infotech Partners Ltd., except to the extent of his proportionate ownership therein.

 (7) Includes 120,000 shares of common stock held by the James R. Tolonen and Ginger Tolonen Family Trust dated 9/26/96, Ginger and James Tolonen trustees, and 30,000 shares of common stock held by James R. Tolonen, trustee of the James R. Tolonen 1999 Grantor Retained Annuity Trust. Includes 562,500 shares of common stock subject to our repurchase right within 60 days of December 20, 1999 and 200,000 shares of common stock issuable upon exercise of options exercisable within 60 days of December 20, 1999.

 (8) Includes 328,125 shares of common stock subject to our repurchase right within 60 days of December 20, 1999.

 (9) Includes 300,000 shares of common stock subject to our repurchase right within 60 days of December 20, 1999.

(10) Includes 144,375 shares of common stock subject to our repurchase right within 60 days of December 20, 1999.

(11) Includes 115,625 shares of common stock subject to our repurchase right within 60 days of December 20, 1999.

(12) Includes 119,656 shares of common stock subject to our repurchase right within 60 days of December 20, 1999.

(13) Includes 3,098,785 shares of common stock subject to our repurchase right within 60 days of December 20, 1999 and 200,000 shares of common stock issuable upon exercise of options exercisable within 60 days of December 20, 1999.

  The percentage of shares beneficially owned prior to the offering is based on 31,150,880 shares of common stock outstanding as of December 20, 1999, assuming that all outstanding preferred stock has been converted into common stock and including 322,692 shares of common stock issuable upon exercise and subsequent conversion to common stock of warrants to purchase Series B-1 preferred stock, 150,000 shares of Series C preferred stock required to be issued in January 2000 and 341,817 shares of common stock exercisable within 60 days of December 20, 1999. The percentage of shares beneficially owned after this offering includes shares of common stock being offered but does not include the shares which are subject to the underwriters' over-allotment option. Percentage ownership figures after the offering do not include shares that may be purchased by each person in this offering.

  Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless indicated above, we have assumed that the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of December 20, 1999 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated above, the address for each listed stockholder is c/o Snowball.com, Inc., 250 Executive Park Boulevard, Suite 4000, San Francisco, California 94134.

                          DESCRIPTION OF CAPITAL STOCK

  Immediately following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of December 20, 1999, and assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, there were outstanding 31,150,880 shares of common stock held of record by approximately 101 stockholders, options to purchase 2,292,680 shares of common stock and warrants to purchase 322,692 shares of common stock.

  We are incorporated in the state of Delaware. Following the closing of this offering, we intend to amend and restate our certificate of incorporation. Our certificate of incorporation, bylaws and investors' rights agreement, described below, are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

  Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board may from time to time determine.

  Voting Rights. Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

  No preemptive or similar rights. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

  Right to receive liquidation distributions. Upon a liquidation, dissolution or winding-up of Snowball, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

  Upon the closing of this offering, each outstanding share of preferred stock will be converted into shares of common stock. See note 7 of notes to financial statements for a description of this preferred stock.

  Following the offering, we will be authorized, subject to the limits imposed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. The board can also increase or decrease the number of shares of any series, but not below the number of shares of such series then outstanding, without any further vote or action by the stockholders.

  The board may authorize the issuance of preferred stock with voting, dividend, liquidation or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of Snowball and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Warrants

  As of December 20, 1999, we had outstanding the following warrants to purchase our stock:

                               Total number of
                               shares subject  Exercise price
         Type of stock           to Warrants     per share         Expiration date
   --------------------------  --------------- -------------- -------------------------
   Series B-1 preferred stock      270,000         $8.44      180 days following this
                                                              offering

   Series B-1 preferred stock      31,595          3.165      Upon consummation of this
                                                              offering

   Series B-1 preferred stock      21,097           7.11      Upon consummation of this
                                                              offering

  After the closing of this offering, the warrants that survive the consummation of the offering will become exercisable for a like number of shares of common stock.

Registration Rights

  Assuming all warrants to purchase shares of Series B-1 preferred stock are exercised, the holders of approximately 25,882,588 shares of common stock have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold or to include their shares in any registration statement we file.

 Right to demand registration

  At any time six months after this offering, these stockholders can request that we file a registration statement so they can publicly sell their shares. The underwriters of any underwritten offering will have the right to limit the number of shares to be so included in a registration statement.

  Who may make a demand. At any time six months after the closing of this offering, the holders of at least 30% of the shares with registration rights have the right to demand that we file a registration statement on a form other than Form S-3 covering at least a majority of the shares with registration rights (or a lesser amount if the offering price exceeds $10,000,000 (net of underwriting discounts and commissions)). If we are eligible to file a registration statement on Form S-3, the same holders with the registration rights above have the right to demand that we file a registration statement on Form S-3, so long as the amount of securities to be sold in that registration exceeds $10,000,000.

  Number of times holders can make demands. We will not be required to file more than two registration statements on a form other than Form S-3. If we are eligible to file a registration statement on Form S-3, we are not required to file more than two registration statements during any 12-month period.

  Postponement. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if we determine that the filing would be seriously detrimental to us or our stockholders.

 Piggyback registration rights

  If we register any securities for public sale, the same stockholders with registration rights above will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares to be so included in a registration statement.

 Expenses of registration

  We will pay all of the expenses (other than underwriting discounts and commissions) relating to any demand or piggyback registration. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to very limited exceptions.

 Expiration of registration rights

  The registration rights described above will expire five years after this offering is completed. The registration rights will terminate earlier with respect to a particular stockholder if that holder can resell all of its securities in a 90-day period under Rule 144 of the Securities Act.

Anti-Takeover Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

  The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

 Delaware Law

  We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations from engaging, under limited circumstances, in a "business combination," with an "interested stockholder" for a period of three years following the date the person became an interested stockholder unless:

  . the board approves either the business combination or the transaction that resulted in the stockholder becoming an interested director prior to the date the "interested stockholder" attained that status;

  . upon the closing of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  . on or subsequent to the date, the business combination is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

  A "business combination" generally includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

  A Delaware corporation may "opt out" of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not "opted out" of this provision. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

 Charter and Bylaw Provisions

  The amendment and restatement of our certificate of incorporation to be filed upon the closing of this offering will provide for a classified board divided into three classes. The directors in each class will serve for a three-year term, with our stockholders electing one class each year. The affirmative vote of at least 66 2/3% of all classes of voting stock is required to remove any director. For more information on the classification of our board, please see "Management--Board Composition." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

  Our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or a special meeting of the stockholders may only be taken if it is properly brought before the meeting. Our stockholders may not take any action by written consent. Our certificate of incorporation provides that our board of directors may issue preferred stock with voting or other rights without stockholder action. Our bylaws and certificate of incorporation provide that special meetings of the stockholders may only be called by our board, the chairman of our board, our chief executive officer or our president.

  Our bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in our management.

Indemnification of Directors and Executive Officers and Limitation of Liability

  Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We intend to enter into separate indemnification agreements with our directors and executive officers that provide them indemnification protection in the event the certificate of incorporation is subsequently amended.

  Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officer against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in our management.

Transfer Agent and Registrar

  The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services, L.L.C. The address of our Transfer Agent and Registrar is Ridgefield Park, New Jersey.

Listing

  We have applied for our common stock to be quoted on the Nasdaq National Market under the trading symbol "SNBL."

                        SHARES AVAILABLE FOR FUTURE SALE

  Sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding warrants or options, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering due to limited contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after these restrictions lapse or are released could adversely affect the prevailing market price and our ability to raise equity capital in the future.

  Upon completion of this offering, based on shares outstanding as of December
20, 1999, we will have outstanding        shares of common stock, assuming no
exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, the shares sold in this offering plus any shares issued upon exercise of the underwriters' overallotment option will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors and 10% stockholders. The remaining shares will become eligible for public sale as follows:

 Number of
   Shares                                   Date
 ---------                                  ----
 20,838,866 After 180 days from the date of this prospectus, the 180 day lock-
            up terminates and these shares are saleable under Rule 144 (subject in some cases to volume limitations) or Rule 144(k)
 705,087    After 180 days from the date of this prospectus, the 180 day lock-
            up is released and these shares are saleable under Rule 701
            (subject in some cases to a right of repurchase by the Company)
 9,606,927  After 180 days from the date of this prospectus, restricted securities that are held for less than one year and are not yet saleable under Rule 144

Lock-Up Agreements

  All of our officers and directors and substantially all of our stockholders have signed lock-up agreements under which they agreed not to sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock without the prior written consent of Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus.

  Goldman, Sachs & Co. may choose to release some of these shares from these restrictions prior to the expiration of this 180 day period, though it has no current intention to do so.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  .  1% of the number of shares of common stock then outstanding, which will
     equal approximately       shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

  Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

  Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, these shares may be sold immediately upon the completion of this offering.

Rule 701

  Any of our employees, officers, directors or consultants who purchased his or her shares under a written compensatory plan or contract may be entitled to sell his or her shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Registration Rights

  Upon completion of this offering, the holders of 25,882,588 shares of common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a discussion of these rights please see "Description of Capital Stock--Registration Rights." After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

  As of December 20, 1999, options to purchase 2,292,080 shares of common stock were issued and outstanding. Upon the expiration of the lock-up agreements described above, at least 338,657 shares of common stock will be subject to vested options, based on options outstanding as of December 20, 1999. Immediately after this offering, we intend to file a registration statement under the Securities Act covering shares of common stock reserved for issuance under our stock option and employee stock purchase plans. This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitation manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock up agreements expire.

Warrants

  As of December 20, 1999, we had outstanding warrants to purchase 322,692 shares of common stock. When these warrants are exercised and the exercise price is paid in cash, the shares must be held for one year before they can be sold under Rule 144. Warrants to purchase up to 322,692 shares of common stock contain "net exercise provisions." These provisions allow a holder to exercise the warrant for a lesser number of shares of common stock in lieu of paying cash. The number of shares which would be issued in this case would be based upon the market price of the common stock at the time of the net exercise. If the warrant had been held for at least one year, the shares of common stock could be publicly sold under Rule 144. After the lock-up agreements described above expire, these warrants will have expired or have been exercised.

                                 LEGAL MATTERS

  Fenwick & West LLP, Palo Alto, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon certain legal matters in connection with this offering for the underwriters. An investment fund associated with Fenwick & West LLP owns 12,948 shares of our common stock.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1998 and 1997 and at September 30, 1999, and for each of the two years in the period ended December 31, 1998, and the nine months ended September 30, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

  J.W. Hunt and Company, LLP, independent auditors, have audited the financial statements of Ameritrack, Inc. (a development stage company) at August 31, 1999 and for the period from the commencement of operations on or about August 14, 1998 through August 31, 1998, as set forth in their report. We have included in the financial statements of Ameritrack, Inc. (a development stage company) in the prospectus and elsewhere in the registration statement in reliance on J.W. Hunt and Company, LLP's report, given on their authority as experts in accounting and auditing.

  Hamilton and Associates, Inc., independent auditors, have audited the financial statements of Extreme Interactive Media, Inc. as of December 31, 1998 and September 30, 1999, and for the year ended December 31, 1998 and the nine months ended September 30, 1999 as set forth in their report. We have included the financial statements of Extreme Interactive Media, Inc. in the prospectus and elsewhere in the registration statement in reliance on Hamilton and Associates, Inc.'s report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

  We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules, may be inspected without charge at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

  We intend to provide our stockholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports containing unaudited financial data for the first three quarters of each year.

                               Snowball.com, Inc.

                         INDEX TO FINANCIAL STATEMENTS

Snowball.com, Inc. Financial Statements:Page

Report of Ernst & Young LLP, Independent Auditors.......................    F-2
Balance Sheets..........................................................    F-3
Statements of Operations................................................    F-4
Statement of Stockholders'/Division Equity..............................    F-5
Statements of Cash Flows................................................    F-6
Notes to Financial Statements...........................................    F-7

Ameritrack, Inc. (a development stage company) Financial Statements:

Independent Auditors' Report............................................   F-23
Balance Sheet...........................................................   F-24
Statement of Income and Expense.........................................   F-25
Statement of Changes in Stockholders' Equity............................   F-26
Statement of Cash Flows.................................................   F-27
Notes to Financial Statements...........................................   F-28

Extreme Interactive Media, Inc. Financial Statements:

Independent Auditors' Report............................................   F-30
Balance Sheets..........................................................   F-31
Statements of Operations and Accumulated Deficit........................   F-32
Statements of Cash Flows................................................   F-33
Notes to Financial Statements...........................................   F-34

Unaudited Pro Forma Condensed Combined Financial Information:

Unaudited Pro Forma Condensed Combined Financial Information............   F-36
Pro Forma Condensed Combined Balance Sheets.............................   F-37
Pro Forma Condensed Combined Statements of Operations for the year ended
 December 31, 1998......................................................   F-38
Pro Forma Condensed Combined Statements of Operations for the nine months ended
 September 30, 1999.....................................................   F-39
Notes to the Unaudited Pro Forma Condensed Combined Financial
 Information............................................................   F-40

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Snowball.com, Inc.

  We have audited the accompanying balance sheets of Snowball.com, Inc. and its predecessor division of Imagine Media, Inc. as of December 31, 1997 and 1998 and September 30, 1999, and the related statements of operations, stockholders'/division equity, and cash flows for each of the two years in the period ended December 31, 1998 and for the nine months ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Snowball.com, Inc. and its predecessor division of Imagine Media, Inc. at December 31, 1997 and 1998 and September 30, 1999, and the results of operations and cash flows of Snowball.com, Inc. and its predecessor division of Imagine Media, Inc. for each of the two years in the period ended December 31, 1998 and for the nine months ended September 30, 1999, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP
Palo Alto, California
November 19, 1999,
except as to Note 10, as to which
the date is December 20, 1999

                               Snowball.com, Inc.

                                 BALANCE SHEETS
               (in thousands, except share and per share amounts)

                                                                    Pro forma
                                                                  Stockholders'
                                   December 31,                     Equity at
                                  ----------------  September 30, September 30,
                                  1997(1)  1998(1)     1999(2)        1999
                                  -------  -------  ------------- -------------
                                                                   (unaudited)
Assets
Current assets:
 Cash and cash equivalents....... $   --   $   --     $  7,799
 Short-term investments..........     --       --        2,991
 Accounts receivable, less
  allowance of $54, $99 and
  $344 at December 31, 1997 and
  1998 and September 30, 1999,
  respectively...................     667      920         999
 Prepaid expenses and other
  current assets.................      68      148       1,550
                                  -------  -------    --------
   Total current assets..........     735    1,068      13,339
Goodwill and intangible assets,
 net.............................     --       --        3,062
Fixed assets, net................      28       93       3,592
Other assets.....................     --       --          101
                                  -------  -------    --------
   Total assets.................. $   763  $ 1,161    $ 20,094
                                  =======  =======    ========
Liabilities and
 stockholders'/division equity
Current liabilities:
 Accounts payable................ $   185  $   301    $  2,876
 Accrued liabilities.............      65       50       2,984
 Deferred revenue................      11       48         330
 Current equipment financing
  obligations....................     --       --          624
                                  -------  -------    --------
   Total current liabilities.....     261      399       6,814
Long-term equipment financing
 obligations.....................     --       --        1,253
Commitments
Stockholders'/division equity:
 Convertible preferred stock,
  $0.001 par value, issuable in
  series: no shares authorized
  at December 31, 1997 and 1998;
  20,000,000 shares authorized
  at September 30, 1999; no
  shares issued and outstanding
  at December 31, 1997 and 1998,
  and 14,018,548 shares issued
  and outstanding as of
  September 30, 1999 (no shares
  outstanding pro forma).........     --       --           14      $    --
 Common stock, $0.001 par value:
  no shares authorized at
  December 31, 1997 and 1998,
  and 37,500,000 shares
  authorized at September 30,
  1999; no shares issued and
  outstanding at December 31,
  1997 and 1998 and
  5,106,786 shares issued and
  outstanding at September 30,
  1999 (19,125,334 shares issued
  and outstanding pro forma).....     --       --            5            19
 Net contribution from Imagine
  Media/Additional paid-in
  capital........................   1,781    5,701      40,000        40,000
 Notes receivable from
  stockholders...................     --       --         (238)         (238)
 Deferred stock compensation.....     --       --       (4,388)       (4,388)
 Accumulated/division deficit....  (1,279)  (4,939)    (23,366)      (23,366)
                                  -------  -------    --------      --------
   Total stockholders'/division
    equity.......................     502      762      12,027      $ 12,027
                                  -------  -------    --------      ========
Total liabilities and
 stockholders equity............. $   763  $ 1,161    $ 20,094
                                  =======  =======    ========

--------
(1) Through December 31, 1998, our activities were included in the operations of Imagine Media, Inc. Our financial statements for these periods have been prepared on a carve-out basis.
(2)From January 1999, we have operated as a separate legal entity.

                            See accompanying notes.

                               Snowball.com, Inc.

                            STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                          Year ended       Nine months ended
                                         December 31,        September 30,
                                        ----------------  --------------------
                                        1997(1)  1998(1)    1998(1)   1999(2)
                                        -------  -------  ----------- --------
                                                          (unaudited)
Revenue...............................  $   927  $ 3,256    $ 1,342   $  3,214
Cost of revenue.......................      171    1,322        520      2,286
                                        -------  -------    -------   --------
Gross margin..........................      756    1,934        822        928
Operating expenses:
  Production and content..............      628    1,599      1,124      3,330
  Engineering and development.........       65      329        243      2,899
  Sales and marketing.................      836    2,592      1,824      9,173
  General and administrative..........      506    1,074        789      3,485
  Stock-based compensation............      --       --         --         276
  Amortization of goodwill and
   intangible assets..................      --       --         --         529
                                        -------  -------    -------   --------
    Total operating expenses..........    2,035    5,594      3,980     19,692
                                        -------  -------    -------   --------
Loss from operations..................   (1,279)  (3,660)    (3,158)   (18,764)
Interest income, net..................      --       --         --         337
                                        -------  -------    -------   --------
Net loss..............................  $(1,279) $(3,660)   $(3,158)  $(18,427)
                                        =======  =======    =======   ========
Basic and diluted net loss per share..                                $ (23.53)
                                                                      ========
Shares used in per share calculation..                                     783
                                                                      ========
Pro forma basic and diluted net loss
 per share (unaudited)................                                $  (1.08)
                                                                      ========
Shares used in pro forma per share
 calculation (unaudited)..............                                  17,126
                                                                      ========

--------
(1) Through December 31, 1998, our activities were included in the operations of Imagine Media, Inc. Our financial statements for these periods have been prepared on a carve-out basis.

(2)From January 1999, we have operated as a separate legal entity.

                            See accompanying notes.

                              Snowball.com, Inc.

                  STATEMENT OF STOCKHOLDERS'/DIVISION EQUITY
              (in thousands, except share and per share amounts)

                                                       Net Contribution
                       Convertible                       From Imagine      Notes                                   Total
                     Preferred Stock    Common Stock        Media/       Receivable    Deferred   Accumulated/ Stockholders'/
                    ----------------- ---------------- Additional Paid-     From        Stock       Division      Division
                      Shares   Amount  Shares   Amount    In Capital    Stockholders Compensation   Deficit        Equity
                    ---------- ------ --------- ------ ---------------- ------------ ------------ ------------ --------------
Balance at
January 1,
1997............        --     $ --      --     $ --       $  --           $ --        $  --       $    --        $  --
Net loss for the
period..........        --       --      --       --          --             --           --          (1,279)      (1,279)
Contribution
from Imagine
Media...........        --       --      --       --         1,781           --           --           --           1,781
               ----------------------------------------------------------------------------------------------------------
Balance at
December 31,
1997............        --       --      --       --         1,781           --           --          (1,279)         502
Net loss for the
period..........        --       --      --       --          --             --           --          (3,660)      (3,660)
Contribution
from Imagine
Media...........        --       --      --       --         3,920           --           --           --           3,920
               ----------------------------------------------------------------------------------------------------------
Balance at
December 31,
1998............        --       --      --       --         5,701           --           --          (4,939)         762
Issuance of
common stock to
founders and
employees for
cash and notes
receivable......        --       --   3,822,047     4          297           (253)        --           --              48
Issuance of
Series A
preferred stock
at $0.35 per
share for cash,
notes receivable
and assets
transferred from
Imagine Media...     9,990,111    10     --       --         3,487         (2,000)        --           --           1,497
Issuance of
Series B and B1
preferred stock
for cash and
assets
transferred from
Imagine Media at
$6.33 per
share...........     4,028,437     4     --       --        25,496           --           --           --          25,500
Issuance of
common stock to
employees upon
exercise of
stock options,
net of
repurchases.....        --       --   1,284,739     1          237           --           --           --             238
Issuance of
warrants to
purchase Series
B1 preferred
stock in
connection with
lease
financing.......        --       --      --       --           118           --           --           --             118
Payments
received on
promissory notes..      --       --      --       --          --            2,000         --           --           2,000
Debt forgiveness
on
promissory notes..      --       --      --       --          --               15         --           --              15
Deferred
compensation
arising from the
issuance of
stock options...        --       --      --       --         4,664           --         (4,664)        --            --
Amortization of
deferred
compensation....        --       --      --       --          --             --            276         --             276
Net loss for the
period..........        --       --      --       --          --             --           --         (18,427)     (18,427)
               ----------------------------------------------------------------------------------------------------------
Balance at
September 30,
1999............    14,018,548 $  14  5,106,786 $   5      $40,000         $(238)      $(4,388)    $(23,366)      $12,027
               ----------------------------------------------------------------------------------------------------------
               ----------------------------------------------------------------------------------------------------------

                            See accompanying notes.

                               Snowball.com, Inc.

                            STATEMENTS OF CASH FLOWS
                     (in thousands, except per share data)

                                          Year ended       Nine months ended
                                         December 31,        September 30,
                                        ----------------  --------------------
                                        1997(1)  1998(1)    1998(1)   1999(2)
                                        -------  -------  ----------- --------
                                                          (unaudited)
                                                          -----------
Operating activities
 Net loss.............................. $(1,279) $(3,660)   $(3,158)  $(18,427)
 Adjustments to reconcile net loss to
  net cash
  used in operating activities:
  Depreciation and amortization........      20       40         25      1,206
  Stock-based compensation.............     --       --         --         276
  Other noncash expenses...............     --       --         --          32
  Changes in assets and liabilities:
   Accounts receivable.................    (653)    (272)       254        (79)
   Prepaid expenses and other assets...     (82)     (61)       (96)    (1,402)
   Accounts payable and accrued
    liabilities........................     250      102         20      5,509
   Deferred revenue....................      11       37         37        282
                                        -------  -------    -------   --------
    Net cash used in operating
     activities........................  (1,733)  (3,814)    (2,918)   (12,603)
                                        -------  -------    -------   --------
Investing activities
 Purchases of short-term investments...     --       --         --      (2,991)
 Purchases of intangible assets........     --       --         --      (1,610)
 Purchases of fixed assets.............     (48)    (106)       (66)    (4,176)
                                        -------  -------    -------   --------
 Net cash used in investing
  activities...........................     (48)    (106)       (66)    (8,777)
                                        -------  -------    -------   --------
Financing activities
 Proceeds from equipment financing
  obligations..........................     --       --         --       1,877
 Proceeds from issuance of common and
  preferred stock......................     --       --         --      27,302
 Contributions from Imagine Media......   1,781    3,920      2,984        --
                                        -------  -------    -------   --------
 Net cash provided by financing
  activities...........................   1,781    3,920      2,984     29,179
                                        -------  -------    -------   --------
 Net increase in cash and cash
  equivalents..........................     --       --         --       7,799
 Cash at beginning of period...........     --       --         --         --
 Cash and cash equivalents at end of
  period............................... $   --   $   --     $   --    $  7,799
                                        -------  -------    -------   --------
Schedule of noncash investing and
 financing activities
 Stock issued for goodwill and
  intangible assets.................... $   --   $   --     $   --    $  1,981
                                        -------  -------    -------   --------
 Stock issued for notes receivable..... $   --   $   --     $   --    $  2,253
                                        =======  =======    =======   ========

--------
(1) Through December 31, 1998, our activities were included in the operations of Imagine Media, Inc. Our financial statements for these periods have been prepared on a carve-out basis.

(2) From January 1999, we have operated as a separate legal entity.

                            See accompanying notes.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                         NOTES TO FINANCIAL STATEMENTS
    (Information for the nine months ended September 30, 1998 is unaudited)

1. Description of Company and Summary of Significant Accounting Policies

 Description of Company

  Snowball.com, Inc. ("Snowball") was incorporated as Affiliation, Inc. in the state of Delaware on January 6, 1999, and commenced operations as a separate legal entity at that time. Prior to its incorporation and since its inception January 1997, Snowball operated as a division of Imagine Media, Inc. ("Imagine Media"). Snowball is an Internet media company that operates a network of destination web sites providing content, community and commerce to the Internet generation, or Generation i. Snowball views Generation i as individuals between the ages of 12 and 29 who consider the Internet to be an integral part of their daily lives. Snowball serves the members of this community by providing them with opinionated, cutting-edge content, relevant services such as email and instant messaging, a forum for interacting with one another and carefully selected merchandise within our online stores. Snowball provides its advertisers with targeted access to Generation i and supplies content partners with an integrated package of marketing services and audience-development opportunities.

  Snowball has sustained net losses and negative cash flows from operations since inception. Snowball's ability to meet obligations in the ordinary course of business is dependent upon its ability to establish profitable operations and raise additional financing through public or private equity financings, collaborative or other arrangements with corporate sources, or other sources of financing. In the nine months ended September 30, 1999, Snowball has received financing of approximately $27,302,000 through the issuance of common stock and Series A and B convertible preferred stock (see Note 7). Management believes that these funds will be sufficient to enable Snowball to meet planned expenditures through at least December 31, 2000. If anticipated operating results are not achieved, management intends to delay or reduce expenditures so as not to require additional financial resources, if such resources were not available on terms acceptable to Snowball.

  The divisional statements of operations for each of the two years ended December 31, 1998 include all revenue and expenses directly attributable to Snowball, including a corporate allocation of the costs of facilities, salaries, and employee benefits based on relative headcount. Additionally, incremental corporate administration, finance, and management costs have been allocated to Snowball (see Note 5).

  All of the allocations reflected in 1997 and 1998 in the financial statements are based on assumptions that management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs that would have resulted if Snowball had been operated on a stand-alone basis in 1997 and 1998. From incorporation on January 6, 1999 through September 30, 1999, there has been a service and support agreement in place between Snowball and Imagine Media which specifies the terms of certain services to be provided by Imagine Media. Under that agreement, Imagine Media provided certain management, personnel and technology and information services support and rental space in return for cash payments based upon divisional allocations and the actual costs of providing such services.

 Basis of Presentation

  The accompanying financial statements include the operations of Snowball as part of Imagine Media (on a carved-out basis as discussed below) from its inception as a division of Imagine Media in January 1997 through December 31, 1998 (the "divisional statements") and as a separate legal

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                   NOTES TO FINANCIAL STATEMENT--(Continued)

entity from its incorporation on January 6, 1999. The balance sheets at December 31, 1997 and 1998 represent the assets, liabilities, and divisional equity of Snowball as a part of Imagine Media and at September 30, 1999, represents the balance sheet of Snowball as a separate legal entity. The divisional financial statements have been derived from the historical books and records of Imagine Media. The balance sheets at December 31, 1997 and 1998 include all assets and liabilities specifically identifiable and directly attributable to Snowball, which are derived from historical cost information of Imagine Media and which are presented at the carryover basis of Imagine Media. Imagine Media's corporate accounting systems were not designed to track cash receipts and payments and liabilities on a business-specific basis.

 Interim Financial Information

  In the opinion of management, the unaudited financial statements for the nine months ended September 30, 1998 have been prepared on the same basis as the annual financial statements and contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the unaudited interim results when read in conjunction with the audited financial statements and the accompanying notes. Operating results for any interim period are not necessarily indicative of results to be expected for the entire year or for any other period.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ materially from those estimates.

 Certain Risks and Concentrations

  Snowball has a limited operating history and its prospects are subject to the risks, expenses, and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as Internet services. These risks include the failure to develop and extend online service brands, the rejection of services by Web consumers, vendors, and/or advertisers, the inability of Snowball to maintain and increase the level of traffic to the Snowball networks on online services, as well as other risks and uncertainties. In the event that Snowball does not successfully implement its business plan, certain assets may not be recoverable.

  Snowball's revenue is principally derived from the sale of online advertising, the market for which is highly competitive and rapidly changing. Significant changes in the industry or changes in customer buying behavior could adversely affect operating results.

  For the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999, revenue from Snowball's five largest advertisers accounted for approximately 36%, 31%, and 28%, respectively, of total revenue. One advertiser accounted for approximately 11% of total revenues for the nine months ended September 30, 1999. No customer accounted for over 10% of revenue for 1997 or 1998. At December 31, 1998 and September 30, 1999, one customer accounted for approximately 8% and 10%, respectively, of the net accounts receivable balances. Snowball generally does not require collateral and maintains allowances for potential credit losses. Such losses have been immaterial.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                   NOTES TO FINANCIAL STATEMENT--(Continued)


 Revenue Recognition

  Revenue is derived principally from short-term advertising contracts in which Snowball guarantees a minimum number of impressions (a view of an advertisement by a consumer), for a fixed fee. Advertising revenue is recognized at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight-line basis over the term of the contract, provided that Snowball does not have any significant remaining obligations and collection of the resulting receivable is probable. To the extent that minimum guaranteed impression levels or other obligations are not being met, Snowball defers recognition of the corresponding revenue until guaranteed levels are being achieved.

  Revenue also includes sponsorship revenue under contracts in which Snowball commits to provide sponsors with a variety of promotional opportunities in addition to traditional banner advertising. Typically, sponsorship agreements provide for the delivery of impressions on Snowball's web sites through banner button or text link advertising, exclusive placement on Snowball's websites, and the design and development of customized sites designed to enhance the promotional objective of the sponsor. The portion of sponsorship revenue related to the delivery of impressions is recognized in the period in which the advertisement is displayed, provided that no significant obligations remain and the collection of the resulting receivable is probable, at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight-line basis over the term of the contract. The portion of any up-front nonrefundable fee specified in the contract related to the up-front customized design work is also recognized at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight-line basis over the term of the contract.

  Snowball has not recognized any revenue related to the nonmonetary exchange of advertising for other services as such exchanges were not objectively determinable based on the criteria set forth in Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions." To date, such nonmonetary exchanges have consisted primarily of advertising exchanged for advertising.

 Advertising Expenses

  Advertising is expensed as incurred. Other advertising expenses are expensed as the advertisement is broadcast. Advertising expenses were not significant for the years ended December 31, 1997 and 1998, and were approximately $2,669,000 for the nine-months ended September 30, 1999.

 Cash

  Snowball considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. As of September 30, 1999, cash equivalents consist primarily of investments in money market funds, corporate commercial paper and municipal bonds. To date, Snowball has not experienced losses on any of its investments. Through December 31, 1998, Snowball's net cash requirements were funded by Imagine Media.

 Fixed Assets

  Fixed assets are presented at historical carryover basis or cost less accumulated depreciation. Depreciation and amortization of fixed assets is computed using the straight-line method over the estimated useful lives of the assets (two to five years).

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                   NOTES TO FINANCIAL STATEMENT--(Continued)


 Goodwill and Intangible Assets

  Goodwill and intangible assets consist of trademarks and the excess of purchase price paid over identified intangible and tangible net assets. Goodwill and intangible assets are amortized using the straight-line method over the period of expected benefit, generally three years. Management assesses the recoverability of goodwill and intangible assets by determining whether the amortization of the unamortized balance over its remaining life can be recovered through forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce the net amounts to an amount consistent with forecasted future cash flows discounted at Snowball's incremental borrowing rate. Cash flow forecasts are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Snowball has not identified any such impairment losses. Amortization expense for goodwill and intangible assets for the nine months ended September 30, 1999 was approximately $529,000.

 Fair Value of Financial Instruments

  The carrying amounts of Snowball's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of their short maturities. The carrying amount of Snowball's capital lease obligations approximates the fair value of such instruments based upon management's best estimate of interest rates that would be available for similar debt obligations at September 30, 1999.

 Net Loss Per Share

  Basic net loss per share and diluted net loss per share is presented in conformity with the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Pursuant to the Securities and Exchange Commission ("SEC") Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, Snowball has not had any issuances or grants for nominal consideration.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                   NOTES TO FINANCIAL STATEMENT--(Continued)


  In accordance with SFAS 128, basic and diluted net loss per share has been computed using the weighted-average number of common shares outstanding during the period, less the weighted-average number of shares of common stock issued to founders, investors, and employees that are subject to repurchase. Basic and diluted pro forma net loss per share, as presented in the statements of operations, has been computed as described above and also gives effect, under SEC guidance, to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance. Snowball issued common stock in February 1999, and commenced operations as a separate legal entity in January 1999. Accordingly, historical earnings per share have been presented only for the nine-month period ended September 30, 1999. The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per share (in thousands, except share and per share data):

                                                                   Nine months
                                                                      ended
                                                                  September 30,
                                                                      1999
                                                                  -------------
   Net loss......................................................  $  (18,427)
                                                                   ==========
   Basic and diluted:
     Weighted-average shares of common stock outstanding.........   3,759,401
     Less: weighted-average shares subject to repurchase.........  (2,976,312)
                                                                   ----------
     Weighted-average shares used in computing basic and diluted
      net loss per share.........................................     783,089
   Basic and diluted net loss per share..........................  $   (23.53)
                                                                   ==========
   Pro forma:
     Shares used above...........................................     783,089
     Pro forma adjustment to reflect weighted effect of assumed conversion of convertible preferred stock (unaudited)......  16,343,063
                                                                   ----------
     Shares used in computing pro forma basic and diluted net
      loss per share (unaudited).................................  17,126,152
                                                                   ==========
   Pro forma basic and diluted net loss per share (unaudited)....  $    (1.08)
                                                                   ==========

  Snowball has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted loss per share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculations of diluted net loss per share was 26,422,133 for the nine months ended September 30, 1999. If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically be converted into common stock. Unaudited pro forma stockholders' equity at September 30, 1999, as adjusted for the assumed conversion of convertible preferred stock based on the shares of convertible preferred stock outstanding at September 30, 1999, is disclosed on the balance sheet.

 Income Taxes

  Through December 31, 1998, Snowball was not a separate taxable entity for federal, state, or local income tax purposes, and its operations were included in the tax returns of Imagine Media.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                   NOTES TO FINANCIAL STATEMENT--(Continued)


  Since incorporation, Snowball has recognized income taxes under the liability method. Deferred income taxes are recognized for differences between the financial statement and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

 Stock-Based Compensation

  As permitted by the FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), Snowball accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its stock-based compensation plans. Under APB 25, when the exercise price of Snowball's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Stock compensation related to nonemployees is based on the fair value of the related stock or options in accordance with SFAS 123 and its interpretations.

 Comprehensive Loss

  Snowball has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for reporting comprehensive loss and its components in the financial statements. To date, Snowball's comprehensive loss has equaled its net loss.

 Segment Information

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information", which established standards for reporting information about operating segments in annual financial statements. Snowball identifies its operating segments based on business activities, management responsibility, and geographical location. Currently, Snowball has organized its operations into a single operating segment, the development of programming content material for distribution on the Internet. Snowball derives the significant majority of its revenues from operations in the United States.

 Recent Accounting Pronouncements

  In February 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed of Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. The adoption of this pronouncement did not materially impact Snowball's results of operations for the nine months ended September 30, 1999.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                   NOTES TO FINANCIAL STATEMENT--(Continued)


  In April 1998, AcSEC issued Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 requires that the costs of start-up activities, including organizational costs, be expensed as incurred. The adoption of this pronouncement did not materially impact Snowball's results of operations for the nine months ended September 30, 1999.

  In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires Snowball to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through net income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS 133 is effective for years beginning after June 15, 2000. Snowball does not currently hold any derivatives and does not expect this pronouncement to materially impact the results of its operations.

  On December 3, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"). This summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Snowball believes that its current revenue recognition principles comply with SAB 101.

2. Cash and Cash Equivalents

  Cash, cash equivalents, and short-term investments consist of the following (in thousands):

                                                                   September 30,
                                                                        1999
                                                                   -------------
   Cash and cash equivalents:
     Cash.........................................................   $    219
     Money market funds...........................................      1,580
     Corporate commercial paper...................................      1,000
     Municipal bonds..............................................      5,000
                                                                     --------
                                                                        7,799
   Short-term investments:
     Certificate of deposit.......................................      1,000
     Corporate commercial paper...................................      1,991
                                                                     --------
                                                                        2,991
   Cash, cash equivalents, and short-term
    investments...................................................   $ 10,790
                                                                     ========

  Through September 30, 1999, the difference between the fair value and the amortized cost of available-for-sale securities was not significant; therefore, no unrealized gains or losses have been recorded in stockholders' equity. At September 30, 1999, the contractual maturity of Snowball's short-term investments was one year or less.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                   NOTES TO FINANCIAL STATEMENT--(Continued)


3. Balance Sheet Detail (in thousands)

                                                      December
                                                        31,
                                                     -----------  September 30,
                                                     1997  1998       1999
                                                     ----  -----  -------------
   Fixed assets:
     Computers and equipment........................ $48   $ 153     $ 2,665
     Furniture and fixtures.........................  --     --          590
     Software.......................................  --     --        1,074
                                                     ---   -----     -------
                                                      48     153       4,329
   Less accumulated depreciation and amortization... (20)    (60)       (737)
                                                     ---   -----     -------
                                                     $28   $  93     $ 3,592
                                                     ===   =====     =======
   Accrued liabilities:
     Accrued compensation........................... $65   $  50     $   506
     Accrued legal and accounting...................  --     --          444
     Accrued marketing..............................  --     --          253
     Other accrued expenses.........................  --     --        1,781
                                                     ---   -----     -------
                                                     $65   $  50     $ 2,984
                                                     ===   =====     =======

4. Goodwill and Intangible Assets

  Goodwill and intangible assets consist of the following:

                                                     December 31,
                                                     ------------- September 30,
                                                      1997   1998      1999
                                                     ------ ------ -------------
   Goodwill and intangible assets................... $  --  $  --     $3,591
   Less accumulated amortization....................    --     --       (529)
                                                     ------ ------    ------
                                                      $ --   $ --     $3,062
                                                     ====== ======    ======

5. Related Party Transactions

 Funding Prior to Incorporation

  Through December 31, 1998, Snowball utilized Imagine Media's centralized cash management services and processes related to receivables, payables, payroll, and other activities. Through December 31, 1998, Snowball's net cash requirements were funded by Imagine Media. Net financing provided by Imagine Media to Snowball in 1997 and 1998 was approximately $1,781,000 and $3,920,000, respectively, including funding related to expenditures for operations and investing activities and corporate services provided, as described below. There were no intercompany transfers and no amounts were paid to Imagine Media by Snowball in repayment of the financing during these periods and through the incorporation of Snowball. These amounts were included in division equity. Amounts financed by Imagine Media did not bear interest.

 Corporate Services

  In accordance with the Staff Accounting Bulletin No. 55, prior to the incorporation of Snowball, allocations have been reflected in these financial statements for 1997 and 1998. These expenses include corporate communications, management compensation and benefits administration, payroll,

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                   NOTES TO FINANCIAL STATEMENT--(Continued)

accounts payable, income tax compliance, and other administration and finance overhead. Allocations and charges were based on either a direct cost pass-through for incremental corporate administration, finance and management costs and a percentage allocation of costs for other services provided based on factors such as headcount and relative expenditure levels. Such allocations and charges totaled approximately $718,000, $1,851,000, and $757,000 for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999, respectively.

  Management believes that the basis used for allocating corporate services is reasonable. However, the terms of these transactions may differ from those that would have resulted from transactions among unrelated parties.

 Asset Contribution

  Among the assets transferred to Snowball from Imagine Media, upon the incorporation of Snowball on January 6, 1999, were a number of cohosting and technology agreements to which Imagine Media was a party, revenue from advertising agreements involving Snowball and ownership rights in patent applications. The assets transferred from Imagine Media have been recorded at the value of the stock exchanged for them (approximately $2.0 million) and are included within goodwill and purchased intangibles. No liabilities were transferred to Snowball, except for those directly resulting from the assets transferred.


  The Chairman of Snowball's board of directors is a principal stockholder and the Chief Executive Officer of Imagine Media. Accordingly, Imagine Media is considered a related party for the period subsequent to incorporation. As of September 30, 1999, Imagine Media owns approximately 6.7% of the outstanding voting shares of Snowball.

6. Business and Asset Acquisitions

 Ameritrack, Inc.

  On September 28, 1999, Snowball acquired all of the outstanding stock of Ameritrack, Inc., an Internet content provider, doing business as High School Alumni, in exchange for approximately $1,000,000 in cash and 30,000 shares of common stock. The cost of the acquisition was allocated to the assets and liabilities assumed based upon their estimated fair values as follows:

   Working capital (deficit)....................................... $   (3,381)
   Equipment.......................................................     21,060
   Goodwill and purchased intangibles..............................    982,321
                                                                    ----------
                                                                    $1,000,000
                                                                    ==========

  The financial results of Ameritrack, Inc. were insignificant and therefore no pro forma information reflecting the acquisition has been presented.

 Asset Purchase

  In July 1999, Snowball entered into an asset purchase agreement with Vault Networks, an Internet content producer, under which Snowball acquired certain intangible rights such as trademarks, intellectual property rights, certain registered Internet locations, and a small amount of computer hardware. The total purchase price for these assets was $550,000 in cash. This purchase price has been included within goodwill and purchased intangibles.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                   NOTES TO FINANCIAL STATEMENT--(Continued)


7. Stockholders' Equity

 Convertible Preferred Stock

                                                              Shares issued and
                                                     Shares     outstanding at
                                                   authorized September 30, 1999
                                                   ---------- ------------------
   Series A.......................................  9,990,111      9,990,111
   Series B.......................................  5,000,000            --
   Series B-1.....................................  5,000,000      4,028,437
   Undesignated...................................      9,889            --
                                                   ----------     ----------
     Total convertible preferred stock............ 20,000,000     14,018,548
                                                   ==========     ==========

  Holders of Snowball's preferred stock are entitled to one vote for each share of common stock into which the preferred stock is convertible. Holders of Snowball's preferred stock are also entitled to vote separately as a class with regard to customary protective provisions.

  The holders of Series A and B1 preferred stock are entitled to annual noncumulative dividends per share of $0.028 and $0.5064, respectively, when and if declared by the board of directors. Under the terms of certain financing arrangements, Snowball is prohibited from declaring or paying any dividends on its capital stock. In the event of any voluntary or involuntary liquidation of Snowball, Series A and B-1 stockholders are entitled to a liquidation preference of $0.35 and $6.33 per share, respectively, plus any declared but unpaid dividends, all in preference to the holders of the common stock. After payment to the Series A and B-1 stockholders of all preferential amounts in the event of a liquidation, the holders of the common stock will receive any and all remaining assets of Snowball.

  The holders of Series A and B-1 preferred stock have the right at any time to convert their shares into common stock. Each share of preferred stock shall be automatically converted into 1.5:1 shares of common stock upon the closing of the issuance of shares following the effectiveness of a registration statement under the Securities Act of 1933, pursuant to a firm commitment public offering of Snowball's common stock with aggregate proceeds in excess of $20,000,000 (see description of Series C preferred stock in Note 10).

 Warrants

  Snowball issued warrants to purchase 31,595 shares of Series B-1 preferred stock in connection with lease financing. In accordance with SFAS 123, Snowball valued the warrants using the Black-Scholes option pricing model, at $2.48 per share. The following assumptions were used in the option pricing model: stock price of $4.22, exercise price of $3.165, option term of 5 years, risk-free rate of interest of 6%, 50% volatility, and a dividend yield of 0%. The cost of the warrants (approximately $118,000) is being expensed as additional interest expense over the three-year life of the lease arrangement.

 Notes Receivable from Stockholders

  In February 1999, Snowball loaned an aggregate of $2,000,000 to its Chairman, secured by a full recourse promissory note and a stock pledge agreement, in connection with his purchase of 8,571,429 shares of Series A preferred stock at $0.35 per share. The note accrued interest at a rate of 4.57% per year and was due and payable with respect to $1,000,000 of principal, plus interest, on

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                   NOTES TO FINANCIAL STATEMENT--(Continued)

or before March 1, 1999 and with respect to the remaining $1,000,000 of principal, and any remaining interest, on or before April 1, 1999. The note has been repaid in full.

  In February 1999, Snowball loaned an aggregate of $92,300 to an officer, secured by a full recourse promissory note and a stock pledge agreement, in connection with his purchase of 1,978,021 shares of common stock at $0.04667 per share. The note accrues interest at a rate of 4.64% per year, payable annually, and the principal amount of the note is due and payable on or before February 1, 2003. Snowball will forgive the principal and accrued interest at a rate of $1,667 per month. In the event that the Officer's employment is terminated for any reason, then all remaining unpaid principal and interest shall become due and payable within 90 days after termination, unless Snowball agrees to a longer period.

  In March 1999, Snowball loaned an aggregate of $7,000 to Mr. Reid, one of its directors, secured by a full recourse promissory note and a stock pledge agreement, in connection with his purchase of 150,000 shares of our common stock at $0.04667 per share. The note accrues interest at a rate of 4.67% per year, payable annually, and is due and payable in full on or before March 11, 2001.

  In addition, the Company has issued full recourse promissory notes to employees.

 Common Stock

  Snowball is authorized to issue up to 37,500,000 shares of common stock. At September 30, 1999, 5,106,786 shares were issued and outstanding. Prior to the adoption of its 1999 Equity Incentive Plan, Snowball issued shares of common stock to founders and employees. Generally, these shares were sold pursuant to restricted stock purchase agreements containing provisions established by the board of directors. These provisions give Snowball the right to repurchase the shares at the original sales price. The right expires at the rate of 25% of the shares after one year and 2.0833% per month thereafter. At September 30, 1999, 2,064,271 of these shares of common stock issued outside of the 1999 Equity Incentive Plan remained subject to repurchase.

 Equity Incentive Plan

  In February 1999, the board of directors approved the 1999 Equity Incentive Plan (the "Plan"). Under the Plan, Snowball has reserved 5,965,812 shares for issuance to eligible participants. The Plan provides for option grants at an option price no less than 85% of the fair market value of the stock subject to the option on the date the option is granted. The options vest at a rate of at least 20% per year over five years from the date the option was granted. However, in the case of options granted to officers, directors, or consultants, the options may vest at any time established by Snowball. All options under the Plan expire ten years after their grant. See Note 10.

  The Plan also provides for restricted stock awards. The purchase price of restricted stock under such awards shall not be less than 85% of the fair market value of the stock on the date such award is made or at the time the purchase is consummated.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                   NOTES TO FINANCIAL STATEMENT--(Continued)


  Aggregate activity under the Plan is summarized as follows:

                                                  Options outstanding
                                         ---------------------------------------
                               Shares                               Weighted-
                             available   Number of    Price per      average
                             for grant     shares       share     exercise price
                             ----------  ----------  ------------ --------------
   Authorized February
    1999...................   5,965,812         --            --        --
   Restricted stock
    granted................  (1,881,525)        --            --        --
   Options granted.........  (3,035,137)  3,035,137  $0.05-$ 2.00     $0.47
   Options canceled........     128,020    (128,020) $0.05-$ 0.67     $0.19
   Options exercised.......         --   (1,352,239) $0.05-$ 0.67     $0.18
                             ----------  ----------
   Balance at September 30,
    1999...................   1,177,170   1,554,878  $0.05--$2.00     $0.75
                             ==========  ==========

  The following table summarizes information regarding options outstanding and exercisable at September 30, 1999:

                                               Weighted-
                                     Weighted   average               Weighted-
                                     average   remaining               average
                           Number    exercise contractual   Number    exercise
   Exercise Prices       outstanding  price   age (years) exercisable   price
   ---------------       ----------- -------- ----------- ----------- ---------
   $0.05................    543,328   $0.05      9.47       53,852      $0.05
    0.67................    495,750    0.67      9.80          --         --
    1.33................    342,300    1.33      9.90          --         --
    2.00................    173,500    2.00      9.53          125       2.00
                          ---------                         ------
                          1,554,878    0.75      9.68       53,977       0.05
                          =========                         ======

  In 1999, Snowball recorded compensation expense of approximately $4,700,000 representing the difference between the exercise price and the deemed fair value of Snowball's common stock on the date such stock options were granted. Such amount is included as a reduction in stockholders' equity and is being amortized by charges to operations on a graded vesting method. Snowball recorded amortization of deferred compensation expense of approximately $300,000 for the nine months ended September 30, 1999. At September 30, 1999, Snowball had a total of $4.4 million remaining to be amortized over the corresponding vesting period of each respective option, generally four years. The amortization expense relates to options awarded to employees in all operating expense categories. This amount has not been separately allocated to these categories.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                   NOTES TO FINANCIAL STATEMENT--(Continued)


 Stock-Based Compensation

  Snowball has elected to follow APB 25 and related interpretations in accounting for its employee stock-based compensation plans. Because the exercise price of Snowball's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is generally recognized. Pro forma information regarding net loss has been determined as if Snowball had accounted for its employee stock options under the fair value method prescribed by SFAS 123. The resulting effect on pro forma net loss disclosed is not likely to be representative of the effects on net loss on a pro forma basis in future years, due to additional grants and years of vesting in subsequent years. The fair value of each option granted through September 30, 1999 was estimated on the date of grant using the minimum value method with the following weighted-average assumptions:

                                                               Nine months ended
                                                                 September 30,
                                                                     1999
                                                               -----------------
   Dividend yield.............................................         0
   Volatility factor..........................................        50%
   Risk-free interest rate....................................         6%
   Expected life..............................................      4 years
   Weighted-average fair value of options granted.............      $0.1466

  For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to pro forma expense over the options' vesting period, and results in a pro forma net loss of approximately $(18,471) for the nine months ended September 30, 1999 and pro forma basic and diluted net loss per share of $(23.59).

 Stock Split

  On October 12, 1999, Snowball effected a three-for-two stock split of common shares. All share and per share information included in these financial statements has been retroactively adjusted to reflect this stock split. Snowball also changed the conversion rate of its preferred stock. Preferred Series A and B-1 will convert at a rate of 1.5 for each share of preferred stock upon an initial public offering.

8. Provisions for Income Taxes

  For the nine months ended September 30, 1999 Snowball was subject to immaterial state minimum taxes, and as a result, no provision for income taxes was recorded.

  As of December 31, 1998 and September 30, 1999, Snowball had federal net operating loss carryforwards of approximately $3,076,000 and $21,300,000, respectively. The net operating loss carryforwards will expire at various dates beginning in 2019 if not utilized.

Utilization of the net operating loss and tax credit carryforward may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                   NOTES TO FINANCIAL STATEMENT--(Continued)


  As of December 31, 1998, and September 30, 1999 deferred tax assets totaled approximately $1,230,000 and $8,000,000, respectively. A valuation allowance has been recorded to offset the deferred tax assets. The deferred tax assets relate primarily to net operating loss carryforwards that differ from the accumulated deficit due to temporary differences in the recognition of certain expense items for financial statement and income tax purposes.

9. Commitments

  At September 30, 1999, Snowball's aggregate commitments under noncancelable lease arrangements for office space and computer equipment are as follows:

                                                              Capital  Operating
                                                              leases    leases
                                                              -------  ---------
                                                               (in thousands)
   Three months ended December 31, 1999...................... $  184     $ 48
   Year ended December 31,
     2000....................................................    737      112
     2001....................................................    737      --
     2002....................................................    418      --
                                                              ------     ----
   Total minimum payments required...........................  2,076     $160
                                                                         ====
   Less amount representing interest.........................   (199)
                                                              ------
   Present value of future payments..........................  1,877
   Less current portion......................................   (624)
                                                              ------
                                                              $1,253
                                                              ======

  The cost of assets under capital lease arrangements was $1,877,000 at September 30, 1999 (none at December 31, 1997 and 1998) and the related accumulated depreciation was $218,000 at September 30, 1999 (none at December 31, 1997 and 1998).

  Rent expense, principally for leased office space under operating lease commitments, was approximately $241,000 for the nine months ended September 30, 1999 (approximately $73,000 and $176,000 at December 31, 1997 and 1998,
respectively).

10. Subsequent Events

 Initial Public Offering

  In December 1999, the board of directors authorized Snowball to file a registration statement with the SEC for an initial public offering of Snowball's common stock.

 License and Stock Purchase Agreement

  On October 15, 1999, Snowball entered into an agreement with New Line New Media, Inc. ("New Line"), a producer and distributor of motion pictures, whereby Snowball sold and issued 560,822 shares of Series B-1 preferred stock to New Line for $3.6 million in cash. Further, Snowball received a two-year license to distribute and display New Line promotional materials (such as film, trailers, interviews with cast members, and promotional tie-ins) on-line for use by Snowball's sites.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                   NOTES TO FINANCIAL STATEMENT--(Continued)


 Term Loan Agreement

  On November 8, 1999, Snowball entered into an agreement to borrow an amount not to exceed $15.2 million from a bank. The loan is due in one year, with $7 million of the principal balance due on or before July 15, 2000 and the remaining balance, if any, on November 8, 2000. The entire outstanding balance under the note will become due upon consummation of an initial public offering. Interest is payable monthly at the annual rate of 11%. The loan is secured by all of the assets of Snowball, excluding fixed assets.

  The terms of the loan allow the lender to convert up to $3 million of the outstanding loan balance into common stock of Snowball at the initial public offering price per share. Additionally, Snowball has issued to the lender warrants to purchase 270,000 shares of Snowball's Series B-1 preferred stock at an exercise price of $8.44 per share. Following Snowball's initial public offering, the warrants automatically convert into the right to purchase 270,000 shares of common stock at an exercise price of $8.44 per share. These warrants expire 180 days following a public offering. Snowball has valued the warrants issued to the bank using the Black-Scholes option pricing model, at $4.22 per share. The following assumptions were used in the option pricing model: warrant terms of two and three years, risk free-rate of interest of 6%, 50% volatility, and a dividend yield of 0%. The value of the warrants will be expensed as additional interest expense over the one-year term of the loan arrangement. In the event of Snowball's initial public offering, unamortized interest will be taken as a one-time charge to interest expense at that date. Under this facility, the Company drew down $15.2 million in November and December 1999. In December 1999, the Company converted $3.0 million to Series C preferred stock and repaid $12.0 million of the remaining outstanding balance.

 Office Building Lease

  In November 1999, Snowball entered into a lease agreement for three yet to be constructed office buildings to be used for Snowball's administration, engineering and development, manufacturing and warehousing purposes. The term of the lease shall be approximately ten years for the first building, 11 years for the second building, and 12 years for the third building. The lease term begins upon occupancy, when the construction of the buildings is completed, anticipated to be in March 2000 and April 2000. Future minimum lease payments under this noncancelable operating lease are as follows (in thousands): 2000-- $1,815; 2001--$4,399; 2002--$4,399; 2003--$4,399; 2004--$4,399; and
thereafter--$29,219.

 Preferred Stock Series C Issuance

  On December 20, 1999, Snowball issued 3,529,000 shares of Series C preferred stock at $10 per share resulting in cash proceeds of $32,290,000 and $3,000,000 of debt converted on the term loan.

  The holders of the Series C preferred stock are entitled to annual noncumulative dividends per share of $0.80 per share when and if declared by the board of directors. In the event of any voluntary or involuntary liquidation of Snowball, Series C stockholders are entitled to a liquidation preference of $10 per share plus all declared and unpaid dividends.

  Holders of Snowball's Series C preferred stock are entitled to one vote for each share of common stock into which the preferred stock is convertible. Series C preferred stock will convert into common stock at a rate of 1.0 for each share of preferred stock.

                               Snowball.com, Inc.
              and its predecessor division of Imagine Media, Inc.

                   NOTES TO FINANCIAL STATEMENT--(Continued)


Business Acquisition

  On December 17, 1999, Snowball completed the acquisition of Extreme Interactive Media, Inc. ("Extreme"), an internet community site. Snowball acquired all of the outstanding capital stock of Extreme in exchange for 75,000 shares of Snowball common stock, valued at $600,000, $1.0 million in cash and $250,000 in unsecured promissory notes. The purchase price may be increased by up to $3.5 million of additional cash consideration based upon the attainment of certain economic milestones by Extreme.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ameritrack, Inc.
Columbia, South Carolina

  We have audited the accompanying balance sheet of Ameritrack, Inc. (a development stage company) as of August 31, 1999 and the related statement of income and expense, changes in stockholders' equity and cash flows from the commencement of operations on or about August 14, 1998 through August 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ameritrack, Inc. (a development stage company) as of August 31, 1999, and the results of its operations and cash flows from the commencement of operations on or about August 14, 1998 through August 31, 1999, in conformity with generally accepted accounting principles.

                                   /s/ J. W. Hunt and Company, L.L.P.

Columbia, South Carolina
October 8, 1999

                                AMERITRACK, INC.
                         (a development stage company)

                                 BALANCE SHEET

                                                                August 31, 1999
                                                                ---------------
Assets
Current assets:
  Cash.........................................................    $   5,075
  Accounts receivable..........................................        2,111
                                                                   ---------
    Total current assets.......................................        7,186
Equipment--at cost, less accumulated depreciation of $2,162....       21,060
                                                                   ---------
    Total assets...............................................    $  28,246
                                                                   =========
Liabilities and stockholders' equity
Current liabilities:
  Accounts payable.............................................    $   8,480
  Loans from stockholders......................................        2,087
                                                                   ---------
    Total current liabilities..................................       10,567

Stockholders' equity:
  Common stock, no par value; 1,000,000 shares authorized,
   580,100 shares issued and outstanding.......................      174,025
  Additional paid in capital...................................
  Deficit accumulated during the development stage.............     (156,346)
                                                                   ---------
    Total stockholders' equity.................................       17,679
                                                                   ---------
    Total liabilities and stockholders' equity.................    $  28,246
                                                                   =========


                            See accompanying notes.

                                AMERITRACK, INC.
                         (a development stage company)

                        STATEMENT OF INCOME AND EXPENSE

                      From the commencement of operations
              on or about August 14, 1998 through August 31, 1999

Revenues:
  Advertising income................................................ $   8,349
  Other income......................................................       514
                                                                     ---------
    Total income....................................................     8,863
Expenses:
  Operating expenses................................................    17,761
  Research and development costs....................................   147,448
                                                                     ---------
    Total expenses..................................................   165,209
                                                                     ---------
Net loss............................................................ $(156,346)
                                                                     =========



                            See accompanying notes.

                                AMERITRACK, INC.
                         (a development stage company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                      From the commencement of operations
              on or about August 14, 1998 through August 31, 1999

                                                           Deficit
                                                         Accumulated
                                                         During the
                                  Number of              Development
                                   Shares   Common Stock    Stage      Total
                                  --------- ------------ ----------- ---------
Common stock issued pursuant to:
 Sales of stock:
  August 14, 1998................    5,000    $  1,500    $     --   $   1,500
  February 23, 1999..............    5,000       1,500          --       1,500
  April 19, 1999.................    5,000       1,500          --       1,500
  May 28, 1999...................   55,000      16,500          --      16,500
  June 16, 1999..................    8,350       2,500          --       2,500
  July 6, 1999...................   16,750       5,025          --       5,025
 Stock-based compensation:
  Initial issue..................  325,000      97,500          --      97,500
  June 14, 1999..................  160,000      48,000          --      48,000
Net loss.........................      --          --      (156,346)  (156,346)
                                   -------    --------    ---------  ---------
Ending balance...................  580,100    $174,025    $(156,346) $  17,679
                                   =======    ========    =========  =========


                            See accompanying notes.

                                AMERITRACK, INC.
                         (a development stage company)

                            STATEMENT OF CASH FLOWS

                      From the commencement of operations
              on or about August 14, 1998 through August 31, 1999

Operating activities
Net Loss ..........................................................  $(156,346)
Adjustments to reconcile net loss to net cash provided by operating activities:
  Depreciation expense.............................................      2,162
  Increase in accounts receivable..................................     (2,111)
  Increase in accounts payable.....................................      6,880
  Stock-based compensation.........................................    145,500
                                                                     ---------
Net cash used by operating activities..............................     (3,915)
                                                                     ---------

Investing activities
Purchase of equipment..............................................    (21,621)

Financing activities
Proceeds from loans from stockholders..............................      2,510
Repayment of loans from stockholders...............................       (424)
Proceeds from issuance of stock....................................     28,525
                                                                     ---------
Net cash provided by financing activities..........................     30,611
                                                                     ---------
Net increase in cash...............................................      5,075
Cash at beginning of period........................................        --
                                                                     ---------
Cash at end of period..............................................  $   5,075
                                                                     =========


                            See accompanying notes.

                                AMERITRACK, INC.
                         (a development stage company)

                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

 Nature of Operations

  Ameritrack, Inc. (the "Company") was formed to develop an Internet web site that would provide information to assist individuals in locating high school classmates and provide web site development assistance. The web site is available internationally.

 Advertising

  The Company expenses advertising costs as they are incurred. Advertising expenses totaled $517 for the period.

 Equipment and Depreciation

  Computer equipment is valued at cost. Maintenance and repairs are charged to expenses as incurred. Depreciation is computed on the straight-line method, based on an estimated useful life of five years.

 Income Taxes

  The financial statements do not include a provision for income taxes because the Company made an S Corporation election for federal and state income tax purposes. The Company's earnings will be included in the stockholders' personal income tax returns.

 Research and Development Costs

  Research and development costs related to both future and present web site development are charged to expenses as incurred.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue and expenses. Actual results may differ from those estimates.

2. Development Stage Operations

  The Company was incorporated and began operations in mid August 1998. Initially, there was one stockholder. Operations through August 31, 1999 were devoted primarily to development of the web site, raising capital, investigating other means of obtaining financing and administrative functions. As of August 31, 1999, the Company had ten stockholders who acquired stock through purchase and by providing services to the Company. The basis for valuing the shares issued for services was determined by reference to the cash price for the shares acquired by purchase.

   These notes are an integral part of the accompanying financial statements.

3. Related Party Transactions

  During the period, two stockholders advanced operating funds to the Company. These loans were of a short-term nature and were noninterest bearing. The highest amount outstanding during the period was $2,262.

4. Subsequent Events

  Subsequent to August 31, 1999, the Company signed a letter of intent to sell all of its outstanding stock for cash and shares of stock in Snowball.com, Inc., unrelated privately held company. This sale closed on September 28, 1999 with 25% of the cash and 50% of stock being held in escrow pending the completion of this audit and certain other matters.

  The Company was assisted in negotiating this sale by an investment banking firm. This firm agreed to take its fee for services by acquiring a stock warrant entitling it to acquire 30,532 shares in the Company. This warrant was exercised subsequent to August 31, 1999. Upon this exercise, the Company's S Corporation status was automatically revoked and the Company became a C Corporation.




   These notes are an integral part of the accompanying financial statements.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
of Extreme Interactive Media, Inc.

  We have audited the accompanying balance sheets of Extreme Interactive Media, Inc. (an Oklahoma "S" corporation) as of December 31, 1998 and September 30, 1999, and the related statements of operations and accumulated deficit, and cash flows for the periods then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Extreme Interactive Media, Inc. as of December 31, 1998 and September 30, 1999, and the results of its operations and its cash flows for the periods then ended, in conformity with generally accepted accounting principles.

/s/ Hamilton & Associates, Inc.
Oklahoma City, Oklahoma
December 9, 1999

                        EXTREME INTERACTIVE MEDIA, INC.

                                 BALANCE SHEETS

                                                     December 31, September 30,
                                                         1998         1999
                                                     ------------ -------------
Assets
Current Assets:
  Cash and cash equivalents.........................   $217,798     $ 20,032
  Notes receivable..................................     50,000          --
  Accounts receivable...............................     31,675       75,856
  Prepaid expenses..................................      2,760        1,885
                                                       --------     --------
    Total current assets............................    302,233       97,773
Property and equipment:
  Computer equipment................................     56,682       70,441
  Furniture.........................................      1,622        1,401
                                                       --------     --------
                                                         58,304       71,842
  Less: accumulated depreciation....................     (3,288)     (15,358)
                                                       --------     --------
    Net property and equipment......................     55,016       56,484
                                                       --------     --------
Other assets:
  Intangible assets.................................    263,472      269,089
  Organization cost.................................        458          383
  Deposit...........................................      1,885        1,885
                                                       --------     --------
    Total other assets..............................    265,815      271,357
                                                       --------     --------
      Total assets..................................   $623,064     $425,614
                                                       ========     ========
Liabilities and shareholders' equity
Current liabilities:
  Accounts payable..................................   $ 20,165     $  7,284
  Other accrued taxes...............................      2,820          --
                                                       --------     --------
    Total current liabilities.......................     22,985        7,284
Stockholders' equity:
  Common stock, $.10 par value, 500,000 shares
   authorized, 100,000 shares issued................     10,000       10,000
  Paid in capital in excess of par..................    759,000      759,000
  Accumulated deficit...............................   (168,921)    (350,670)
                                                       --------     --------
    Total stockholders' equity......................    600,079      418,330
      Total liabilities and stockholders' equity....   $623,064     $425,614
                                                       ========     ========


                  See accompanying notes and auditor's report.

                        EXTREME INTERACTIVE MEDIA, INC.

                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                                                    Nine Months
                                                       Year Ended      Ended
                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
Revenue:
  Advertising income.................................  $     --      $ 143,565
  Other income.......................................     34,147        14,566
                                                       ---------     ---------
    Total revenue....................................     34,147       158,131
                                                       ---------     ---------
Operating expenses:
  Amortization.......................................      7,570        14,458
  Depreciation.......................................      3,288        12,071
  Salaries...........................................     82,077       153,917
  Professional services..............................     32,175        48,258
  Payroll taxes......................................     10,513        12,677
  Media..............................................      9,792         1,260
  Legal and accounting...............................     25,269        13,351
  Rent...............................................      7,323        14,645
  Office.............................................      2,994        12,293
  Telephone..........................................      3,052        13,438
  Travel.............................................      8,351         6,972
  Other..............................................     14,752        26,867
  Promotional........................................        --         14,120
                                                       ---------     ---------
    Total operating expenses.........................    207,156       344,327
                                                       ---------     ---------
Loss from operations.................................   (173,009)     (186,196)
Interest Income......................................      4,088         4,447
                                                       ---------     ---------
Net loss.............................................  $(168,921)    $(181,749)
Accumulated deficit, beginning of the period.........        --       (168,921)
                                                       ---------     ---------
Accumulated deficit, end of the period...............  $(168,921)    $(350,670)
                                                       =========     =========


                  See accompanying notes and auditor's report.

                        EXTREME INTERACTIVE MEDIA, INC.

                            STATEMENTS OF CASH FLOWS

                                                                   Nine Months
                                                      Year Ended      Ended
                                                     December 31, September 30,
                                                         1998         1999
                                                     ------------ -------------
Cash flows from operating activities:
Net loss............................................  $(168,921)    $(181,749)
Adjustments to reconcile net loss to net cash
 provided (used) by operating activities:
  Depreciation......................................      3,288        12,070
  Amortization......................................      7,570        14,458
(Increase) decrease in:
  Accounts receivable...............................    (31,675)      (44,181)
  Notes receivable..................................    (50,000)       50,000
  Prepaid expenses..................................     (2,760)          875
  Other assets......................................   (273,385)      (20,000)
Increase (decrease) in:
  Accounts payable..................................     20,165       (12,881)
  Accrued taxes.....................................      2,820        (2,820)
                                                      ---------     ---------
Net cash provided (used) by operating activities....   (492,898)     (184,228)
Cash flows from investing activities:
  Purchases of property and equipment...............    (58,304)      (13,538)
  Increase from sale of stock.......................    769,000           --
                                                      ---------     ---------
    Net cash provided (used) by investing
     activities.....................................    710,696       (13,538)
Net change in cash and cash equivalents.............    217,798      (197,766)
Cash and cash equivalents at beginning of period....        --        217,798
                                                      ---------     ---------
Cash and cash equivalents at end of period..........  $ 217,798     $  20,032
                                                      =========     =========


                  See accompanying notes and auditor's report.

                        EXTREME INTERACTIVE MEDIA, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

 Property and Equipment

  The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the declining balance or straight-line method for financial reporting purposes and on the modified accelerated cost recovery system method for income tax purposes. Depreciation expense for the period ended September 30, 1999 was $12,071 and $3,288 for the year ended December 31, 1998.

 Income Taxes

  Extreme Interactive Media, Inc., (the "Company"), with the consent of its shareholders, has elected to be taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company taxable income.

 Cash Equivalents

  For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

 Use of Estimates

  In preparing financial statements in conformity with generally accepted accounting principles, management must make estimates based on future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from these estimates.

 Intangible Assets

  Intangible assets associated with the purchase of websites and organizational costs are being amortized on the straight-line method over a period of five to 15 years. Amortization expense for the period ended September 30, 1999, was $14,458 and $7,570 for the year ended December 31, 1998.

2. Accumulated Depreciation

  Accumulated depreciation and net book value of property and equipment is as follows:

                                              September 30,
                                                  1999        December 31, 1998
                                            ----------------- -----------------
                                            Amount  Net Basis Amount  Net Basis
                                            ------- --------- ------- ---------
Computer equipment......................... $70,441  $55,389  $56,682  $53,475
Furniture and fixtures.....................   1,401    1,095    1,622    1,541
                                            -------  -------  -------  -------
                                            $71,842  $56,484  $58,304  $55,016
                                            =======  =======  =======  =======

3. Compensated Absences

  Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. The Company does not account for the amount of compensation for future absences and the amount would be immaterial, and

                        EXTREME INTERACTIVE MEDIA, INC.

accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

4. RELATED PARTY TRANSACTIONS

  The Company paid legal fees of $6,653 (December 31, 1998 $23,895) to a law firm in which two of its stockholders are partners.

  The Company paid rent of $1,250 (December 31, 1998 $725) to a company owned by one of its stockholders.

  Extreme Interactive Media, Inc. paid accounting fees of $2,525 to a firm that is owned by one of its stockholders.

                               Snowball.com, Inc.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

  The following unaudited pro forma condensed combined financial information gives effect to the acquisition of Extreme Interactive Media, Inc. using the purchase accounting method, based on allocations of the purchase price. The historical information has been derived from the respective historical financial information of Snowball and Extreme Interactive Media and should be read in conjunction with their financial statements and the related notes included in this prospectus.

  The unaudited pro forma condensed combined balance sheet has been prepared assuming the mergers took place as of September 30, 1999 and allocates the total estimated purchase price to the fair values of assets and liabilities of the acquired company based on preliminary valuations.

  The unaudited pro forma condensed combined statements of operations combine Snowball's and Extreme Interactive Media's historical statements of operations and give effect to the merger, including the amortization of goodwill and other intangible assets resulting from the merger, as if the merger occurred on January 1, 1998 for the twelve months ended December 31, 1998 and on January 1, 1999 for the nine months ended September 30, 1999.

  The total estimated purchase price of Extreme Interactive Media has been allocated on a preliminary basis to assets and liabilities based on management's estimates of their fair values with the excess cost over the net assets acquired allocated to goodwill and other intangible assets. Although the purchase price allocation is not final, it is anticipated that a portion of the purchase price will be allocated to workforce, trademarks and strategic relationships. These allocations are subject to change pending a final determination and analysis.

  The unaudited pro forma condensed combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would actually occur if the merger had been consummated as of the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the combined company. The pro forma adjustments are based on the information available at the time of the filing of this prospectus.

                               Snowball.com, Inc.

            PRO FORMA CONDENSED COMBINED BALANCE SHEETS (unaudited)
                                 (in thousands)

                                           Extreme
                          Snowball.com,  Interactive
                              Inc.       Media, Inc.                        Pro Forma
                          September 30, September 30,  Pro Forma          September 30,
                              1999          1999      Adjustments             1999
                          ------------- ------------- -----------         -------------
Assets
Current assets:
 Cash, cash
  equivalents, and
  short-term
  investments...........    $ 10,790        $  20       $(1,000)(i)         $  9,810
 Accounts receivable,
  net...................         999           76           --                 1,075
 Other current assets...       1,550            2           --                 1,552
                            --------        -----       -------             --------
Total current assets....      13,339           98        (1,000)              12,437
Goodwill and intangible
 assets, net                   3,062          269         1,432 (ii)           4,763
Fixed assets, net.......       3,592           56           --                 3,648
Other assets............         101            2           --                   103
                            --------        -----       -------             --------
Total assets............    $ 20,094        $ 425       $   432             $ 20,951
                            ========        =====       =======             ========
Liabilities and
 stockholders' equity
Current liabilities:
 Accounts payable.......    $  2,876        $   7       $   --              $  2,883
 Accrued liabilities....       2,984          --            --                 2,984
 Deferred revenue.......         330          --            --                   330
 Notes payable..........         --           --            250 (i)              250
 Current equipment
  financing
  obligations...........         624          --            --                   624
                            --------        -----       -------             --------
   Total current
    liabilities.........       6,814            7           250                7,071
Long-term equipment
 financing obligations..       1,253          --            --                 1,253
Stockholders' equity:
 Common and preferred
  stock.................          19           10           (10)(iii)             19
 Additional paid-in
  capital...............      40,000          759          (159)(i),(iii)     40,600
 Notes receivable.......        (238)         --            --                  (238)
 Deferred
  compensation..........      (4,388)         --            --                (4,388)
 Accumulated deficit....     (23,366)        (351)          351 (iii)        (23,366)
                            --------        -----       -------             --------
Total stockholders'
 equity.................      12,027          418           182               12,627
                            --------        -----       -------             --------
Total liabilities and
 stockholders' equity...    $ 20,094        $ 425       $   432             $ 20,951
                            ========        =====       =======             ========


    See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

                               Snowball.com, Inc.

             PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                                  (unaudited)
                                 (in thousands)

                      For the year ended December 31, 1998

                                               Extreme
                               Snowball.com, Interactive  Pro Forma   Pro Forma
                                   Inc.      Media, Inc. Adjustments  Combined
                               ------------- ----------- -----------  ---------
Revenue.......................    $ 3,256       $  34       $ --       $ 3,290
Cost of revenue...............      1,322         --          --         1,322
                                  -------       -----       -----      -------
Gross margin..................      1,934          34         --         1,968
Operating Expenses
 Production and content.......      1,599         --          --         1,599
 Engineering and development..        329         --          --           329
 Sales and marketing..........      2,592          18         --         2,610
 General and administration...      1,074         189         --         1,263
 Amortization of intangible
  assets......................        --          --          477 (A)      477
                                  -------       -----       -----      -------
  Total operating expenses....      5,594         207         477        6,278
                                  -------       -----       -----      -------
Loss from operations..........     (3,660)       (173)       (477)      (4,310)
Interest income, net..........        --            4         --             4
                                  -------       -----       -----      -------
Net loss......................    $(3,660)      $(169)      $(477)     $(4,306)
                                  =======       =====       =====      =======


    See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

                               Snowball.com, Inc.

             PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                                  (unaudited)
                      (in thousands except per share data)
                  For the nine months ended September 30, 1999

                                                Extreme
                                Snowball.com, Interactive  Pro Forma   Pro Forma
                                    Inc.      Media, Inc. Adjustments  Combined
                                ------------- ----------- -----------  ---------
Revenue.......................    $  3,214       $ 158       $ --      $  3,372
Cost of revenue...............       2,286         --          --         2,286
                                  --------       -----       -----     --------
Gross margin..................         928         158         --         1,086
Operating expenses
 Production and content.......       3,330         --          --         3,330
 Sales and marketing..........       9,173          22         --         9,195
 Engineering and development..       2,899         --          --         2,899
 General and administration...       3,485         322         --         3,807
 Stock-based compensation.....         276         --          --           276
 Amortization of intangible
  assets......................         529         --          358 (A)      887
                                  --------       -----       -----     --------
  Total operating expenses....      19,692         344         358       20,394
                                  --------       -----       -----     --------
Loss from operations..........     (18,764)       (186)       (358)     (19,308)
Interest income, net..........         337           4         --           341
                                  --------       -----       -----     --------
Net loss......................    $(18,427)      $(182)      $(358)    $(18,967)
                                  ========       =====       =====     ========
Basic and diluted net loss per
 share (B)....................    $ (23.53)                  $ --      $ (22.11)
                                  ========                   =====     ========
Shares used in per share
 calculation..................         783                      75          858
                                  ========                   =====     ========
Pro forma basic and diluted
 net loss
 per share (B)(unaudited).....    $  (1.08)                  $ --      $  (1.10)
                                  ========                   =====     ========
Shares used in pro forma per
 share calculation
 (unaudited)..................      17,126                      75       17,201
                                  ========                   =====     ========


    See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

                               Snowball.com, Inc.

                        NOTES TO THE UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL INFORMATION

  The total estimated purchase price of the transaction has been allocated on a preliminary basis to assets and liabilities based on management's estimate of their fair values with the excess cost over the net assets acquired allocated to goodwill and other intangible assets. Although the purchase price allocation is not final, it is anticipated that a portion of the purchase price will be allocated to workforce, trademarks, and strategic relationships. These allocations are subject to change pending a final determination and analysis.

  The adjustments to the unaudited pro forma condensed combined balance sheet as of September 30, 1999, have been calculated as if the merger occurred on September 30, 1999 and are as follows:

  (i) To reflect the acquisition of all of the outstanding capital stock of Extreme Interactive Media by exchanging 75,000 shares of Snowball common stock, valued at $600,000 and $1.0 million in cash and $250,000 in promissory notes for a total estimated purchase price of $1.85 million. No material purchase costs are anticipated. The purchase price may be increased by up to $3,500,000 of additional cash consideration, based upon the attainment of certain economic milestones by Extreme Interactive, subsequent to the acquisition. The payment of this additional consideration has not been assumed in these pro forma financial statements.

  (ii) The excess purchase of approximately $1.4 million over the fair value of net tangible assets acquired, has been recorded as goodwill and other intangible assets.

  (iii) To reflect the elimination of the historical stockholders' equity accounts of Extreme Interactive Media.

  The adjustments to the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 1999 and the year ended December 31, 1998, assume the merger occurred as of January 1, 1999 and January 1, 1998, respectively, and are as follows:

  (A) To reflect the amortization of goodwill and other intangible assets resulting from the merger. The goodwill and other intangible assets are being amortized over periods of approximately three years. Based upon the nature of Extreme Interactive Media's operations, management does not anticipate that any significant value will be attributed to purchased in-process research and development.

  (B) Basic and diluted and pro forma basic and diluted net loss per share has been adjusted to reflect the issuance of 75,000 shares of Snowball common stock, as if the shares had been outstanding for the entire periods presented.


   These notes are an integral part of the accompanying financial statements.

                                  UNDERWRITING

  Snowball and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Hambrecht & Quist LLC and FleetBoston Robertson Stephens Inc. are the representatives of the underwriters.

                                                                       Number of
                             Underwriters                               Shares
                             ------------                              ---------
Goldman, Sachs & Co. .................................................
Hambrecht & Quist LLC.................................................
FleetBoston Robertson Stephens Inc....................................
  Total...............................................................
                                                                         ====

  If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional [
           ] shares from Snowball to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Snowball. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                               Paid by Snowball
                                                               -----------------
                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
     Per Share................................................
     Total....................................................

  Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $       per share from the initial public offering price. Any
such securities dealers may resell any shares purchased from the underwriters
to certain other brokers or dealers at a discount of up to $      per share
from the initial public offering price. If all of the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

  Snowball and its officers, directors and substantially all of its securityholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

  Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among Snowball and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Snowball's historical performance, estimates of Snowball's business potential and earnings prospects, an assessment of Snowball's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  We intend to apply to have our common stock listed on the Nasdaq National Market under the symbol "SNBL".

  In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short-sale covering transactions.

  These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

  At our request, the underwriters have reserved up to          shares of
common stock for sale at the initial public offering price to directors, officers, friends and family members of employees, and other friends of Snowball, through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

  Snowball estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately
$              .

  Snowball has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  [The image of a hip, adolescent girl is displayed on the top half of the inside back cover, with the phrase "Who am i?" positioned at the top of the page. Beneath the image of the girl are the statements "i am the internet generation," "i am a vast community" and " And, i am here." Displayed horizontally beneath these statements are the logos of the four Snowball networks. Beneath the network logos is the Snowball logo, with the phrase "We are i" under the logo.]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, salesperson or any other person is authorized to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Summary Financial Data...................................................   6
Risk Factors.............................................................   7
Cautionary Note on Forward-Looking Statements............................  23
Use of Proceeds..........................................................  24
Dividend Policy..........................................................  24
Capitalization...........................................................  25
Dilution.................................................................  26
Selected Financial Data..................................................  27
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  28
Business.................................................................  35
Management...............................................................  50
Related Party Transactions...............................................  63
Principal Stockholders...................................................  65
Description of Capital Stock.............................................  67
Shares Available for Future Sale.........................................  71
Legal Matters............................................................  73
Experts..................................................................  73
Where You Can Find Additional Information................................  73
Index to Financial Statements............................................ F-1
Underwriting............................................................. U-1

                                ---------------

  Through and including       , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                         Shares

                              Snowball.com, Inc.

                                 Common Stock

                                ---------------

                                    [LOGO]

                                ---------------

                             Goldman, Sachs & Co.

                               Hambrecht & Quist

                              Robertson Stephens



                      Representatives of the Underwriters

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

  The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

   Securities and Exchange Commission registration fee................ $ 22,770
   NASD filing fee....................................................    9,125
   Nasdaq National Market filing fee..................................   95,000
   Accounting fees and expenses.......................................  300,000
   Legal fees and expenses............................................  400,000
   Road show expenses.................................................        *
   Printing and engraving expenses....................................  250,000
   Blue sky fees and expenses.........................................        *
   Transfer agent and registrar fees and expenses.....................   10,000
   Miscellaneous......................................................        *
                                                                       --------
         Total........................................................ $      *
                                                                       ========

--------
*To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").
As permitted by the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to the Registrant or its stockholders,

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

  . under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases), or

  . for any transaction from which the director derived an improper personal benefit.

  As permitted by the Delaware General Corporation Law, the Registrant's Bylaws provide that:

  . the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions,

  . the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law,

  . the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, and

  .  the rights conferred in the Bylaws are not exclusive.

  The Registrant intends to enter into Indemnification Agreements with each of its current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's Certificate of Incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

  Reference is also made to Section 8 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant's Certificate of Incorporation, Bylaws and the Indemnity Agreements entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act.

  The Registrant maintains directors' and officers' liability insurance and expects to obtain a rider to such coverage for securities matters.

  See also the undertakings set out in response to Item 17.

  Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                             Exhibit Document                           Number
                             ----------------                           ------
   Form of Underwriting Agreement......................................  1.01
   Registrant's Amended and Restated Certificate of Incorporation......  3.01
   Registrant's Bylaws.................................................  3.03
   Amended and Restated Investor Rights Agreement dated December 20,
    1999...............................................................  4.02
   Form of Indemnity Agreement......................................... 10.01

Item 15. Recent Sales of Unregistered Securities.

    1. We granted stock options to purchase 6,103,962 shares of our common stock at exercise prices ranging from $0.04667 to $8.00 per share to our employees, consultants, directors, and other service providers under our 1999 Equity Incentive Plan. Through December 20, 1999, we issued and sold an aggregate of 3,676,514 shares of our common stock to employees, consultants, directors, and other service providers at prices ranging from $0.04667 to $2.00 per share under direct issuances or exercises of options granted under our 1999 Equity Incentive Plan. All shares purchased under our 1999 Equity Incentive Plan are subject to our right to repurchase such shares at their original exercise price. The repurchase feature generally expires for 25% of the shares after the first year of service and then expires ratably over the next 36 months.

    2. In February and March 1999, we issued and sold an aggregate of 9,990,111 shares of our Series A Preferred Stock to certain of our officers and directors and Imagine Media, Inc. for an aggregate purchase price of $3,462,000. These shares of Series A preferred stock are convertible into 14,985,165 shares of our common stock.

    3. In February 1999, we issued and sold an aggregate of 5,000,000 shares of Series B preferred stock to Imagine Media Inc. in exchange for certain assets of Imagine Media Inc. valued at $1,750,000. The shares of Series B preferred stock were converted into 276,461 shares of Series B-1 preferred stock in May 1999 for no additional consideration. These shares are convertible into 414,691 shares of our common stock.

    4. In April 1999, we issued warrants to purchase 21,063 shares of our Series B-1 preferred stock to Comdisco, Inc. in connection with a Master Lease Agreement between Comdisco, Inc. and us. These shares are convertible into 31,595 shares of our common stock.

    5. In May, June and October 1999, we issued and sold an aggregate of 3,859,875 shares of our Series B-1 preferred stock to private investors, one of our directors and trusts associated with one of our directors for an aggregate purchase price of approximately $24,433,008. These shares of Series B-1 preferred stock are convertible into 5,789,807 shares of common stock.

    6. In July 1999, we issued 100,000 shares of our common stock to the owners of Vault Networks in connection with our purchase of selected assets of Vault Networks.

    7. In September 1999, we issued 30,000 shares of our common stock to certain stockholders of AmeriTrack, Inc. in exchange for their shares of that company.

    8. In October 1999, we issued warrants to purchase 14,064 shares of our Series B-1 preferred stock to Comdisco, Inc. in connection with a Master Lease Agreement between Comdisco, Inc. and us. These shares are convertible into 21,097 shares of our common stock.

    9. In October 1999, we issued and sold 560,822 shares of Series B-1 preferred stock to New Line New Media, Inc. in connection with a commercial transaction, for an aggregate purchase price of $3,550,000. These shares are convertible into 841,233 shares of our common stock.

    10. In November 1999, we issued a warrants to purchase 180,000 shares of Series B-1 preferred stock to a creditor in connection with a Loan and Security Agreement between Sand Hill Capital II, L.P. and us. These shares are convertible into 270,000 shares of our common stock.

    11. In December 1999, we issued 75,000 shares of our common stock to certain stockholders of Extreme Interactive Media, Inc. in exchange for their shares of that company.

    12. In December 1999, we issued and sold an aggregate of 3,529,000 shares of our Series C Preferred Stock to private investors for an aggregate purchase price of approximately $32.3 in cash and $3.0 million in debt conversion. These shares of Series C preferred stock are convertible into 3,529,000 shares of common stock.

  All sales of common stock made pursuant to the exercise of stock options were made in reliance on Rule 701 under the Securities Act or on Section 4(2) of the Securities Act.

  All sales of preferred stock and warrants to purchase preferred stock were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the shares were being acquired for investment.

  All sales of common stock made pursuant to the exchange of shares were made in reliance on Rule 504.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith:

 Exhibit
 Number  Description of Document
 ------- -----------------------
  1.01   Form of Underwriting Agreement.
  2.01   Stock Exchange Agreement among Registrant, Ameritrack, Inc. and the security holders of Ameritrack, Inc., dated as of September 28, 1999.
  2.02*  Stock Purchase and Exchange Agreement among Registrant, Extreme
         Interactive Media, Inc. and all of the security holders of Extreme
         Interactive Media, Inc., dated as of December 17, 1999.
  3.01   Registrant's Amended and Restated Certificate of Incorporation.
  3.02*  Registrant's Amended and Restated Certificate of Incorporation (to be
         filed immediately after the closing of this offering).
  3.03   Registrant's Bylaws.
  3.04*  Registrant's Amended and Restated Bylaws (to be filed immediately after the closing of this offering).
  4.01*  Form of Specimen Certificate for Registrant's common stock.
  4.02   Amended and Restated Investor Rights Agreement, dated as of December
         20, 1999.
  5.01*  Opinion of Fenwick & West LLP regarding legality of the securities being registered.
 10.01   Form of Indemnity Agreement between Registrant and each of its directors and executive officers.
 10.02   1999 Equity Incentive Plan and related agreements.
 10.03   Proposed form of 2000 Equity Incentive Plan and forms of stock option agreements and stock option exercise agreements.
 10.04   Proposed form of 2000 Employee Stock Purchase Plan and forms of related agreements.
 10.05   Adoption Agreement for Pan American Life Insurance Standardized 401(k)
         Profit Sharing Plan and Trust dated April 1, 1999, and related agreements.
 10.06   Offer Letter dated February 1, 1999 from Registrant to Mark A. Jung.
 10.07   Offer Letter dated January 18, 1999 from Registrant to Janette S.
         Chock.
 10.08   Offer Letter dated March 4, 1999 from Registrant to Elizabeth G.
         Murphy.
 10.09   Offer Letter dated March 15, 1999 from Registrant to Teresa M.
         Crummett.
 10.10   Offer Letter dated March 15, 1999 from Registrant to Kenneth H.
         Keller.
 10.11   Offer Letter dated October 18, 1999 from Registrant to James R.
         Tolonen.
 10.12   Secured Promissory Note between Registrant and Mark A. Jung, dated as of February 1, 1999.
 10.13   Secured Promissory Note between Registrant and Christopher Anderson, dated as of February 1, 1999.
 10.14   Secured Promissory Note between Registrant and James R. Tolonen and
         Ginger Tolonen Family Trust dated 9/26/96, dated as of October 20,
         1999.
 10.15*  Secured Promissory Note between Registrant and James R. Tolonen, dated as of November 30, 1999.
 10.16   Series A Preferred Stock and Series B Preferred Stock Purchase
         Agreement, dated as of January 7, 1999.
 10.17   Services and Support Agreement between Registrant and Imagine Media,
         Inc., dated as of January 7, 1999.
 10.18   Brisbane Technology Park Lease dated November 29, 1999, between
         Registrant and GAL-Brisbane, L.P.
 10.19   Sublease Agreement dated as of May 1, 1999, between Registrant and
         Imagine Media, Inc.
 10.20   Loan and Security Agreement dated November 8, 1999, between Registrant and Sand Hill Capital II, L.P.

 Exhibit
 Number  Description of Document
 ------- -----------------------
 10.21   Indemnity Agreement dated as of June 1, 1999, between Registrant and
         Richard LeFurgy.
 21.01   Subsidiaries of Registrant
 23.01*  Consent of Fenwick & West LLP (included in Exhibit 5.01).
 23.02   Consent of Ernst & Young LLP, independent auditors.
 23.03   Consent of Hamilton & Associates, Inc., independent auditors.
 23.04   Consent of J.W. Hunt and Company LLP, independent auditors.
 24.01   Power of Attorney.
 27.01   Financial Data Schedule.

--------
*  To be filed by amendment.

(b) The following financial statement schedule is filed herewith:

  Financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 22nd day of December, 1999.

                                          SNOWBALL.COM, INC.

                                                    /s/ Mark A. Jung
                                          By: _________________________________
                                                        Mark A. Jung
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Mark Jung and James Tolonen, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

  Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

              Signature                           Title                    Date
              ---------                           -----                    ----

         /s/ Mark A. Jung              President, Chief Executive    December 22, 1999
______________________________________  Officer and a director
             Mark A. Jung               (Principal Executive
                                        Officer)

       /s/ James R. Tolonen            Chief Financial Officer and   December 22, 1999
______________________________________  Chief Operating Officer
           James R. Tolonen             (Principal Financial
                                        Officer)

        /s/ Janette Chock              Controller and Chief          December 22, 1999
______________________________________  Accounting Officer
            Janette Chock               (Principal Accounting
                                        Officer)

     /s/ Christopher Anderson          Director                      December 22, 1999
______________________________________
         Christopher Anderson

       /s/ Richard LeFurgy             Director                      December 22, 1999
______________________________________
           Richard LeFurgy


              Signature                           Title                    Date
              ---------                           -----                    ----

        /s/ Michael Orsak              Director                      December 22, 1999
______________________________________
            Michael Orsak

         /s/ Robert Reid               Director                      December 22, 1999
______________________________________
             Robert Reid


                                 EXHIBIT INDEX

 Exhibit
 Number  Description of Document
 ------- -----------------------
  1.01   Form of Underwriting Agreement.
  2.01   Stock Exchange Agreement among Registrant, Ameritrack, Inc. and the security holders of Ameritrack, Inc., dated as of September 28, 1999.
  3.01   Registrant's Amended and Restated Certificate of Incorporation.
  3.03   Registrant's Bylaws.
  4.02   Amended and Restated Investor Rights Agreement, dated as of December
         20, 1999.
 10.01   Form of Indemnity Agreement between Registrant and each of its directors and executive officers.
 10.02   1999 Equity Incentive Plan and related agreements.
 10.03   Proposed form of 2000 Equity Incentive Plan and forms of stock option agreements and stock option exercise agreements.
 10.04   Proposed form of 2000 Employee Stock Purchase Plan and forms of related agreements.
 10.05   Adoption Agreement for Pan American Life Insurance Standardized 401(k)
         Profit Sharing Plan and Trust dated April 1, 1999, and related agreements.
 10.06   Offer Letter dated February 1, 1999 from Registrant to Mark A. Jung.
 10.07   Offer Letter dated January 18, 1999 from Registrant to Janette S.
         Chock.
 10.08   Offer Letter dated March 4, 1999 from Registrant to Elizabeth G.
         Murphy.
 10.09   Offer Letter dated March 15, 1999 from Registrant to Teresa M.
         Crummett.
 10.10   Offer Letter dated March 15, 1999 from Registrant to Kenneth H.
         Keller.
 10.11   Offer Letter dated October 18, 1999 from Registrant to James R.
         Tolonen.
 10.12   Secured Promissory Note between Registrant and Mark A. Jung, dated as of February 1, 1999.
 10.13   Secured Promissory Note between Registrant and Christopher Anderson, dated as of February 1, 1999.
 10.14   Secured Promissory Note between Registrant and James R. Tolonen and
         Ginger Tolonen Family Trust dated 9/26/96, dated as of October 20,
         1999.
 10.16   Series A Preferred Stock and Series B Preferred Stock Purchase
         Agreement, dated as of January 7, 1999.
 10.17   Services and Support Agreement between Registrant and Imagine Media,
         Inc., dated as of January 7, 1999.
 10.18   Brisbane Technology Park Lease dated November 29, 1999, between
         Registrant and GAL-Brisbane, L.P.
 10.19   Sublease Agreement dated as of May 1, 1999, between Registrant and
         Imagine Media, Inc.
 10.20   Loan and Security Agreement dated November 8, 1999, between Registrant and Sand Hill Capital II, L.P.
 10.21   Indemnity Agreement dated as of June 1, 1999, between Registrant and
         Richard LeFurgy.
 21.01   Subsidiaries of Registrant
 23.02   Consent of Ernst & Young LLP, independent auditors.
 23.03   Consent of Hamilton & Associates, Inc., independent auditors.
 23.04   Consent of J.W. Hunt and Company LLP, independent auditors.
 24.01   Power of Attorney.
 27.01   Financial Data Schedule.

--------
*  To be filed by amendment.